AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON


                                  JUNE 12, 2007


                                              SECURITIES ACT FILE NO. 333-129807
                                       INVESTMENT COMPANY ACT FILE NO. 811-21252
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM N-2
                        (Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


[_]   Pre-effective Amendment No.
[X]   Post-effective Amendment No. 2


                                     AND/OR

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


[_]   Pre-effective Amendment No. ___
[X]   Post-effective amendment No. 10


                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
               (Exact Name of Registrant as Specified in Charter)

                               40 West 57th Street
                               New York, NY 10019
                    (Address of Principal Executive Offices)

                                 (888) 786-9977
                         (Registrant's Telephone Number)

                           c/o Ryan C. Larrenaga, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                                Boston, MA 02111
                     (Name and Address of Agent for Service)

                          Copies of Communications to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of this registration statement.

         If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X].

         It is proposed that this filing will become effective when declared effective pursuant to Section 8(c) of the Securities Act of 1933.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.


         Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus in this Registration Statement is a combined prospectus and relates to Registration Statement File No. 333-101056, as amended, previously filed by the Registrant on Form N-2, and Registration Statement File No. 333-126331, previously filed by the Registrant on Form N-2. This Registration Statement also constitutes a Post-Effective Amendment to those Registration Statements File Nos. 333-101056 and 333-126331, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933. This Registration Statement and the Registration Statements amended hereby are collectively referred to as the "Registration Statement."

                              CROSS REFERENCE SHEET
                           PARTS A AND B OF PROSPECTUS

ITEM
NUMBER            CAPTION                                                       LOCATION
1                 Outside Front Cover...........................................Outside Front Cover

2                 Cover Pages; Other Offering Information.......................Cover Pages

3                 Fee Table and Synopsis........................................Summary of Fund Expenses
4                 Financial Highlights..........................................Financial Highlights
5                 Plan of Distribution..........................................Outside Front Cover;
                                                                                Distribution Arrangements
6                 Selling Shareholders..........................................Not Applicable
7                 Use of Proceeds...............................................Use of Proceeds
8                 General Description of the Registrant.........................Outside Front Cover;
                                                                                Prospectus Summary -
                                                                                The Fund; The Fund
9                 Management....................................................Management of the Fund
10                Capital Stock, Long-Term Debt, and Other Securities...........Capital Accounts
11                Defaults and Arrears on Senior Securities.....................Not Applicable
12                Legal Proceedings.............................................Management of the Fund
13                Table of Contents of the Statement of Additional
                  Information...................................................Table of Contents of the SAI
14                Cover Page of SAI.............................................Cover Page (SAI)
15                Table of Contents of SAI......................................Table of Contents (SAI)
16                General Information and History...............................Not Applicable

17                Investment Objective and Policies.............................Investment Objective and
                                                                                Principal Strategies
                                                                                (Prospectus); Investment
                                                                                Policies and Practices (SAI)

18                Management....................................................Management of the Fund (SAI)

19                Control Persons and Principal Holders of Securities...........Principal Shareholders (SAI)

20                Investment Advisory and Other Services........................Investment Advisory
                                                                                Services (SAI)
21                Portfolio Managers............................................Information Regarding Portfolio
                                                                                Managers (SAI)
22                Brokerage Allocation and Other Practices......................Brokerage (SAI)
23                Tax Status....................................................Taxes (Prospectus); Tax
                                                                                Aspects (SAI)
24                Financial Statements..........................................Financial Statements (SAI)

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to notification under the securities laws of any such state.


                                   PROSPECTUS

                                BACAP ALTERNATIVE
                            MULTI-STRATEGY FUND, LLC

                       LIMITED LIABILITY COMPANY INTERESTS
                                  $400,000,000

                      SUBJECT TO COMPLETION, June 12, 2007
================================================================================
INVESTMENT OBJECTIVE. The investment objective of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") is to generate consistent, long-term capital appreciation with low volatility and limited risk under a wide range of market conditions. The Fund pursues this objective by allocating its assets

                                                   (CONTINUED ON FOLLOWING PAGE)



This prospectus sets forth concisely the information that a prospective qualified investor ("Investor") should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information ("SAI") dated June 12, 2007, has been filed with the Securities and Exchange Commission (the "SEC") and is available upon written or oral request and without charge by writing the Fund at 40 West 57th Street, New York, New York 10019, or by calling (888) 786-9977. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 76 of this prospectus. The SAI, material incorporated by reference, and other information regarding the Fund that is filed electronically with the SEC are also available on the SEC's Internet website (http://www.sec.gov). The address of the SEC's Internet website is provided solely for the information of prospective Investors and is not intended to be an active link. The Fund does not have its own Internet website to make available its SAI and annual and semi-annual reports.


CERTAIN UNDERLYING FUNDS IN WHICH THE FUND MAY INVEST INVOLVE A HIGH DEGREE OF RISK. (SEE "RISK FACTORS" BEGINNING ON PAGE 26.)
--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                                TOTAL


  Offering Amount........................................   $400,000,000

  Maximum Sales Load (1) ................................       3.0%
  Minimum Sales Load (1) ................................       0.0%

  Proceeds to the Fund (maximum) ........................   $400,000,000
  Proceeds to the Fund (minimum) ........................   $388,000,000


--------------------------------------------------------------------------------

(CONTINUED FROM PREVIOUS PAGE)
among at least 15 private investment funds (the "Private Funds") and discretionary managed accounts or special purpose vehicles created for the Fund ("Sub-Advised Accounts"). The Private Funds and the Sub-Advised Accounts are referred to collectively in this prospectus as the "Underlying Funds." The Underlying Funds are managed by fund managers (collectively, the "Fund Managers") that invest across a range of strategies and markets and are believed to have achieved or to have the prospect of achieving superior investment performance. The allocation of the Fund's assets is a critical component of the investment program to reduce strategy and manager risk while achieving consistent long-term capital appreciation. The Fund cannot guarantee that it will reach its investment objective.

THE FUND. The Fund is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company. Its limited liability company interests ("Interests") are registered under the Securities Act of 1933, as amended (the "1933 Act").

INVESTMENT PROGRAM. Banc of America Investment Advisors, Inc. ("BAIA" or the "Adviser"), the Fund's investment adviser, attempts to achieve the investment objective of the Fund by allocating the Fund's assets among at least 15
Underlying Funds managed by Fund Managers that invest across a range of strategies and markets. The Adviser, in its sole discretion, allocates the assets of the Fund in any amount among Underlying Funds that employ one or more of the following alternative investment strategies; however, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated: (i) Event Driven (E.G., Risk (Merger) Arbitrage, High Yield and Distressed Securities and Special Situations) (0% to 40% of the Fund); (ii) Relative Value (E.G., Convertible Arbitrage, Fixed Income Arbitrage, Statistical Arbitrage, and Capital Structure Arbitrage) (10% to 67% of the Fund); (iii) Equity Hedge (10% to 67% of the Fund); (iv) Macro (0% to 40% of the Fund) and
(v) Other (0% to 15% of the Fund). Generally, an individual investment is not allocated to more than one investment category, except that investments in Underlying Funds that pursue multiple strategies ("multi-strategy investments") are allocated among the various categories as the Adviser deems appropriate. The Fund only invests in Underlying Funds if the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund. The Fund will not invest in an Underlying Fund that does not have audited financial statements unless the Underlying Fund has not yet completed its first fiscal year, the Underlying Fund is expected to have audited financial statements prepared in the ordinary course following each fiscal year end, the applicable Fund Manager or its affiliate manages another Underlying Fund using the same investment strategy, and the other Underlying Fund has audited financial statements. For purposes of investing in a Private Fund that is a feeder fund in a master-feeder structure, the audited financial statements of the master fund will qualify as the Private Fund's audited financial statement. The Adviser employs a qualitative and quantitative diagnostic and monitoring process in selecting and reviewing the performance of Underlying Funds and Fund Managers.


INVESTMENT ADVISER. BAIA serves as the Fund's investment adviser. BAIA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

RESTRICTIONS ON TRANSFER. The Interests will not be listed on any securities exchange and it is not anticipated that a secondary market for the securities will develop. With very limited exceptions, Interests in the Fund are not transferable and liquidity is provided to Investors only through repurchase offers which may be made from time to time by the Fund as determined in the sole discretion of its Board of Managers (the "Board"). (See "Repurchases of Interests and Transfers.")

REPURCHASES OF INTERESTS. To provide a limited degree of liquidity to Investors, the Fund may from time to time offer to repurchase Interests pursuant to written tenders by Investors. Repurchases are made at such times and on such terms as may be determined by the Board, in its sole discretion. In determining whether and when the Fund should repurchase Interests, the Board considers the recommendations of the Adviser. Depending on market conditions and other factors, the Adviser expects that it generally will recommend to the Board that the Fund offer to repurchase Interests from Investors twice each year, effective as of June 30 and December 31. (See "Repurchases of Interests and Transfers.")


MANAGEMENT FEE. The Fund pays the Adviser a management fee computed at an annual rate of 1.25% of the net assets of the Fund (before reduction for any repurchases of Interests). (See "Management of the Fund," and "Capital Accounts
- Allocation of Net Profits and Net Losses; Expense Allocations.")


INVESTOR QUALIFICATIONS. Interests are being offered only to Investors that represent that (i) they are individuals or companies (other than investment companies) that have a net worth (or, in the case of individuals, a joint net worth with their spouse) of more than $1,500,000 or they meet certain other qualification requirements; (ii) they are U.S. persons for Federal income tax purposes; and (iii) they are not charitable remainder trusts. The minimum initial investment in the Fund by any Investor is $50,000, and the minimum additional investment in the Fund by any Investor is $10,000. The Fund may waive these minimums for employees of the Fund's investment adviser and its affiliates. (See "Distribution Arrangements - Purchase Terms.") The Fund reserves the right, in its sole discretion, to reject any order for the purchase of an Interest and to suspend the offering of Interests at any time.

--------------------------------------------------------------------------------
Interests are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency. Interests are not deposits or other obligations of Bank of America Corporation or its subsidiaries and affiliates, including Bank of America, N.A. Interests are subject to investment risks, including the possible loss of the full amount invested.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SAI. THE FUND HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE FUND IS NOT MAKING AN OFFER OF INTERESTS IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE SET FORTH ON THE FRONT OF THIS PROSPECTUS. YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS LEGAL, TAX OR FINANCIAL ADVICE. YOU SHOULD CONSULT WITH YOUR PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, FINANCIAL OR OTHER MATTERS RELEVANT TO THE SUITABILITY OF AN INVESTMENT IN THE FUND.

IRS CIRCULAR 230 NOTICE. TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, YOU ARE HEREBY NOTIFIED THAT THE U.S. TAX ADVICE CONTAINED HEREIN (I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE FUND AND THE
ADVISER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.


Columbia Management Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best-efforts basis, subject to various conditions. The Interests are offered in a continuous offering, generally on a monthly basis, at net asset value, as described below. Interests are being offered through the Distributor and other brokers, dealers and other financial institutions that enter into selling agreements with the Distributor. Interests are sold only to qualified Investors. (See "Investor Qualifications.") Once a prospective Investor's order is received, a confirmation is sent to the Investor. Potential Investors should deposit monies in the escrow account established by The Bank of New York, the Fund's escrow agent (the "Escrow Agent"), for the benefit of potential Investors (the "Subscription Account") by wire transfer pursuant to instructions provided to them by the Fund. Funds wired to the Subscription Account must be received no less than four (4) business days before the first day of each month or at such other times as may be determined by the Board (the "Closing Date"), except as the Fund may determine in its sole discretion. On the Closing Date, upon receipt of written instructions from an officer of the Fund, the Escrow Agent will wire principal balances on deposit in the Subscription Account to the Fund. All interest earned on the escrow funds deposited in the Subscription Account is distributed to the Fund and is not credited to any particular Investor. (See "Distribution Arrangements - Purchase Terms.")

Interests in the Fund are offered with a maximum sales load of 3.0%. The Distributor may waive the sales load for certain types of Investors. (See "Distribution Arrangements - Sales Load Waivers.") The Adviser may make payments from its own resources to the Distributor and brokers, dealers and other financial institutions, including affiliates of the Adviser, (collectively, "Selling Agents") for selling Interests to their customers. (See "Management of the Fund - Administration, Accounting, Custody and Other Services.")


--------------------------------------------------------------------------------

                     Columbia Management Distributors, Inc.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

PAGE

PROSPECTUS SUMMARY.........................................................   6

SUMMARY OF FUND EXPENSES...................................................  18

FINANCIAL HIGHLIGHTS.......................................................  20

THE FUND...................................................................  21

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES..............................  21

RISK FACTORS ..............................................................  26


CONFLICTS OF INTEREST......................................................  49

USE OF PROCEEDS............................................................  53

PERFORMANCE INFORMATION....................................................  53

MANAGEMENT OF THE FUND.....................................................  53

FISCAL PERIOD..............................................................  60

INVESTOR QUALIFICATIONS....................................................  60


REPURCHASES OF INTERESTS AND TRANSFERS.....................................  60

CALCULATION OF NET ASSET VALUE; VALUATION..................................  63


CAPITAL ACCOUNTS...........................................................  65

TAXES......................................................................  67

DISTRIBUTION ARRANGEMENTS..................................................  73

TABLE OF CONTENTS OF THE SAI...............................................  76


APPENDIX A - INVESTOR CERTIFICATION........................................ A-1

APPENDIX B - AMENDED AND RESTATED BACAP ALTERNATIVE
MULTI-STRATEGY FUND, LLC LIMITED
LIABILITY COMPANY AGREEMENT................................................ B-1

--------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

This is only a summary. The summary does not contain all of the information that you should consider before investing in BACAP Alternative Multi-Strategy Fund, LLC. You should review the more detailed information contained in this prospectus and in the SAI.


THE FUND:                                   The Fund is a limited liability  company,  organized on October 2, 2002
                                            under   Delaware   law  and   registered   under  the  1940  Act  as  a
                                            non-diversified,   closed-end   management   investment  company.   The
                                            Fund's  offering of  Interests  is  registered  under the 1933 Act. The
                                            Adviser  provides  day-to-day  investment  management  services  to the
                                            Fund.  The Fund's Board  provides  broad  oversight over the operations
                                            and   affairs  of  the  Fund.   The   members  of  the  Board  are  not
                                            "interested  persons"  (as  defined  in  the  1940  Act)  of  the  Fund
                                            ("Independent Managers").

THE OFFERING:                               The  Fund  is  offering   $400,000,000   in   Interests,   through  the
                                            Distributor  and  through  Selling  Agents.  Interests  are offered and may be  purchased  on the  first  day of each  month  or at such  other times as may be determined by the Board (the  "Closing  Date").  Once a prospective  Investor's  purchase order is received,  a confirmation is sent to the Investor.  Potential  Investors  should  deposit  monies in the  Subscription  Account by wire  transfer  pursuant to  instructions provided  to  them  by  the  Fund.  Funds  wired  to  the  Subscription
                                            Account  must be  received no less than four (4)  business  days before the  Closing  Date,  except  as the  Fund  may  determine  in its  sole
                                            discretion.   On  the   Closing   Date,   upon   receipt   of   written
                                            instructions  from an  officer  of the Fund,  the  Escrow  Agent  wires principal  balances  on  deposit  in the  Subscription  Account  to the
                                            Fund.  All  interest  earned  on  the  escrow  funds  deposited  in the
                                            Subscription  Account is  distributed  to the Fund and is not  credited
                                            to   any   particular    subscribing    Investor   (See   "Distribution
                                            Arrangements - Purchase Terms.")

                                            Interests  in the Fund are offered  with a maximum  sales load of 3.0%.
                                            The  sales  load  may be  waived  by the  Fund  for  certain  types  of
                                            Investors.  (See "Distribution  Arrangements - Sales Load Waivers.") In
                                            addition,  the Adviser may make  payments from its own resources to the
                                            Distributor  and other  Selling  Agents for selling  Interests to their customers. (See "Distribution Arrangements.")


PURCHASING INTERESTS:                       The  minimum  initial   investment  in  the  Fund  by  an  Investor  is
                                            $50,000.  Additional  investments  must be at least

                                             $10,000.  The Fund may waive minimums for employees of the Adviser and its affiliates.

INVESTMENT POLICIES
AND OBJECTIVE:                               The  investment  objective  of  the  Fund  is to  generate  consistent, long-term  capital  appreciation  with low  volatility and limited risk under a wide range of market conditions.

                                             The Adviser attempts to achieve the investment objective of the Fund by allocating the Fund's assets among at least 15 Underlying Funds managed by Fund Managers who invest  across a range of  strategies  and markets and are believed to have  achieved or to have the prospect of achieving
                                             superior  investment   performance.   This  allocation  is  a  critical
                                             component of the investment  program of the Fund to reduce strategy and manager risk while achieving consistent long-term capital appreciation.

                                             Generally, the Fund invests in Private Funds. These investment vehicles typically provide greater flexibility than traditional investment funds that are  registered  under the 1940 Act with  respect  to the types of securities that may be owned, the types of trading strategies employed, and,  in some  cases,  the  amount  of  leverage  that can be used.  In addition, the Fund may allocate its assets to Sub-Advised Accounts.

                                             The Adviser,  in its sole discretion,  allocates the assets of the Fund in any amount  among  Underlying  Funds that  employ one or more of the
                                             following  alternative   investment   strategies;   however,  the  Fund
                                             generally  intends to allocate its assets in amounts  approximating the percentages indicated:

                                             (i)   Event  Driven   (E.G.,   Risk   (Merger)   Arbitrage,   Distressed
                                                   Securities,  High Yield and Special Situations) - 0% to 40% of the
                                                   Fund;

                                             (ii)  Relative  Value  (E.G.,   Convertible   Arbitrage,   Fixed  Income
                                                   Arbitrage,  Statistical Arbitrage and Capital Structure Arbitrage)
                                                   - 10% to 67% of the Fund;

                                             (iii) Equity Hedge - 10% to 67% of the Fund;

                                             (iv)  Macro - 0% to 40% of the Fund; and

                                             (v)   Other - 0% to 15% of the Fund.


                                             Generally,  an individual  investment is not allocated to more than one investment  category,  except that investments in Underlying Funds that pursue multiple strategies ("multi-strategy investments") are allocated among the various categories as the Adviser deems appropriate. The Fund only  invests in  Underlying  Funds if the Fund  Manager has at least a twelve-month  track record in managing assets using the same investment strategy  as the  Underlying  Fund.  The  Fund  will not  invest  in an
                                             Underlying Fund that does not have audited financial  statements unless the  Underlying  Fund has not yet completed its first fiscal year,  the
                                             Underlying  Fund is  expected  to  have  audited  financial  statements prepared in the  ordinary  course  following  each fiscal year end, the applicable  Fund Manager or its affiliate  manages  another  Underlying
                                             Fund using the same investment strategy,  and the other Underlying Fund has  audited  financial  statements.  For  purposes of  investing  in a
                                             Private Fund that is a feeder fund in a  master-feeder  structure,  the audited  financial  statements  of the master fund will  qualify as the
                                             Private Fund's audited financial statements. (See "Investment Objective and Principal Strategies.")


                                             The  strategies  and  sub-strategies  of the Fund are described in this prospectus and the SAI. The Board reserves the right to alter or modify some  or all of the  investment  strategies  of the  Fund in  light  of available  investment  opportunities  and to take advantage of changing market conditions when the Adviser  recommends that such alterations or modifications  are  consistent  with the goal of  achieving  the Fund's investment objective.

                                             The Adviser  employs a  qualitative  and  quantitative  diagnostic  and monitoring  process in  selecting  and  reviewing  the  performance  of
                                             Underlying  Funds in order to ensure that the allocation  guidelines of the  Fund are  satisfied.  (See  "Investment  Objective  and  Principle
                                             Strategies - Investment  Strategies;  Allocation of  Investments  Among
                                             Underlying Funds.")


                                             The  multi-manager,  multi-strategy  program of the Fund is designed to take advantage of broad market  opportunities.  The Fund is designed to afford the Adviser significant flexibility to deploy assets of the Fund in  investment  strategies  that are  deemed  to be  appropriate  under prevailing economic and market conditions.  Accordingly, the Underlying
                                             Funds selected by the Adviser may invest in

                                             a wide range of instruments and markets, including, but not limited to, domestic and foreign equities and equity-related instruments,  options, futures, currencies,  commodities,  derivatives and real estate-related investments.

                                             The Fund's  investment  objective is not fundamental and may be changed by the Board without Investor approval.

                                             There can be no  assurance  that the  investment  objective of the Fund will be achieved or that the allocations made by the Adviser will prove to be as successful as other  allocations  that might have been made or as successful as adopting a static approach in which  Underlying  Funds are not changed.  (See "Risk Factors - Special Risks of a Multi-Manager
                                             Structure.")


INVESTMENT ADVISORY
ARRANGEMENTS:                                The  Adviser  is a  Delaware  corporation  that  is  registered  as  an investment  adviser under the Advisers  Act.  Pursuant to an investment advisory  agreement  between  the Fund and the Adviser  (the  "Advisory
                                             Agreement"),  the Adviser is responsible for  developing,  implementing and supervising the Fund's investment program.

                                             The Adviser,  subject to the supervision and control of the Board,  (i)
                                             regularly  provides  investment advice and  recommendations to the Fund with respect to its investments,  investment  policies and the purchase and sale of securities  for the Fund;  (ii)  develops,  implements  and supervises  continuously  the  investment  program  of the Fund and the composition of its portfolio and determines what securities to purchase and sell for the Fund;  (iii)  arranges for the purchase of  securities and  other  investments  for the  Fund and the  sale or  redemption  of securities and other investments held in the portfolio of the Fund; and
                                             (iv) takes such further  actions  with respect to the  foregoing as the
                                             Adviser deems  necessary or advisable.  In performing  its duties,  the
                                             Adviser may obtain investment information,  research or assistance from any  other  person,  firm  or  corporation  to  supplement,  update  or otherwise improve its investment management services,  and it may enter into investment  sub-advisory agreements with any registered investment advisers,  subject to such  approvals of the Board and Investors as may be required to comply with applicable  provisions of the 1940 Act. BAIA and its  affiliates  and their  respective  employees  may, but are not required to, hold Interests in the Fund.


MANAGEMENT FEE:                              The Fund  pays the  Adviser  a fee  computed  no less  frequently  than quarterly  at an  annual  rate of 1.25% of the net  assets  of the Fund before  reduction for any repurchases of Interests (the  "Management of the Fund").


BORROWING:                                   The Fund is  authorized to make margin  purchases of securities  and to borrow  money from  brokers  and banks for  investment  purposes.  This practice,  which is known as "leverage,"  is  speculative  and involves certain  risks.  The Fund  also  may  borrow  money  for  temporary  or emergency  purposes or in connection  with the repurchase of Interests.
                                             Borrowings by the Fund are subject to a 300% asset coverage requirement under the 1940 Act, and also to any  policies of the Board.  (See "Risk
                                             Factors - Risks of Securities Investing - Leverage.")

INVESTOR QUALIFICATIONS:                     All  Investors  must  (i)  be  individuals  or  companies  (other  than investment  companies)  that  have a net  worth  (or,  in the  case  of individuals,  a joint net worth  with  their  spouse) of more than $1.5 million or they must meet  certain  other  qualification  requirements;
                                             (ii) be U.S. persons for Federal income tax purposes;  and (iii) not be charitable remainder trusts.

                                             All prospective  Investors must complete a certification that they meet the  foregoing  requirements  and that  they  will not  transfer  their
                                             Interests  except  in the  limited  circumstances  permitted  under the
                                             Limited  Liability  Company  Agreement,  as amended and  restated as of
                                             December 1, 2005 (the "LLC Agreement").  If an Investor's certification is not received on or before the date  Interests are to be issued,  the
                                             Investor's order will not be accepted.

                                             The Fund, in its sole discretion, may decline to admit Investors who do not meet such  requirements  or for any other  reason.  (See  "Investor
                                             Qualifications.")

INVESTOR SUITABILITY:                        AN INVESTMENT IN THE FUND INVOLVES  SUBSTANTIAL  RISKS.  It is possible that an Investor may lose some or all of its investment.  Before making
                                             an  investment   decision,   an  Investor  should:   (i)  consider  the
                                             suitability  of  this   investment   with  respect  to  the  Investor's
                                             investment objectives and personal situation; and (ii) consider factors such as the Investor's personal net worth, income, age, risk tolerance, and liquidity needs.


DISTRIBUTIONS:                               Although it has no present intention of doing so, the Fund is empowered to distribute  its net income and gains.  Whether or not  distributions are made,  Investors are required each year to pay applicable  Federal, state and local income taxes on their  respective  shares of the Fund's taxable income.

LIMITED LIQUIDITY AND
RESTRICTIONS ON TRANSFER:                    The Fund is a closed-end  management  investment company.  Investors in closed-end  funds do not have the right to redeem their  Interests on a daily basis.


                                             In  addition,  there is no  public  market  for  Interests  and none is expected to develop.  With very limited  exceptions,  Interests are not transferable,  and liquidity is only provided through repurchase offers made from time to time by the Fund, as described below.

                                             Without the consent of the Fund,  an Investor  may pledge,  transfer or assign  its  Interests  only  by  operation  of  law  upon  the  death, bankruptcy or dissolution  of the Investor,  or pursuant to a corporate reorganization  or merger.  With the consent of the Fund,  which may be withheld in its sole  discretion,  an Investor may pledge,  transfer or
                                             assign  its   Interests  in  certain   specific   circumstances.   (See
                                             "Repurchases of Interests and Transfers.")

REPURCHASES OF INTERESTS:                    The Fund may from time to time offer to repurchase  Interests  pursuant to written  tenders by Investors.  Repurchases are made at times and on terms  that  the  Board  determines,  in its sole  discretion,  and are generally offers to repurchase a specified dollar amount of outstanding
                                             Interests.  In determining  whether and when the Fund should repurchase
                                             Interests,  the Board  considers  the  recommendations  of the Adviser.
                                             Depending on market  conditions and other factors,  the Adviser expects that it will  recommend to the Board that the Fund offer to  repurchase
                                             Interests from Investors  twice each year,  effective as of June 30 and
                                             December 31 of each year.


                                             The Board may consider the following  factors,  among others, in making its  determinations  with respect to the  repurchase of Interests:  (i)
                                             whether any Investors have  requested to tender  Interests to the Fund;
                                             (ii) the liquidity of the Fund's assets; (iii) the investment plans and working capital  requirements of the Fund; (iv) the relative  economies of scale with  respect to the size of the Fund;  (v)

                                             the history of the Fund in  repurchasing  Interests;  (vi) the economic condition of the  securities  markets;  and (vii) the  anticipated  tax consequences of any proposed repurchases of Interests upon the Fund and its Investors.

                                             An Investor who tenders for repurchase only a portion of the Investor's
                                             Interest is required to maintain a Capital  Account balance of at least
                                             $25,000.  If an  Investor  tenders a  portion  of an  Interest  and the repurchase of that portion would cause the Investor's  Capital  Account balance to fall below this  required  minimum,  the Fund  reserves  the right to reduce the portion of the  Interest to be  purchased  from the
                                             Investor  so that the  required  minimum  balance is  maintained.  If a repurchase  offer is  oversubscribed  by Investors (that is, the amount
                                             tendered   by   Investors   exceeds  the  amount  the  Fund  offers  to
                                             repurchase), the Fund will generally repurchase only a pro rata portion of the Interests tendered by each Investor.  The LLC Agreement provides that the Fund will be dissolved  if the  Interest of any Investor  that has submitted a written tender request, in accordance with the terms of the LLC Agreement,  for repurchase by the Fund of the Investor's entire
                                             Interest has not been repurchased within a period of two years from the date of the request.  (See  "Repurchases  of Interests  and Transfers -
                                             Repurchases of Interests.")


ADMINISTRATOR AND OTHER
SERVICE PROVIDERS:                           BAIA (in its capacity as  administrator,  the  "Administrator")  is the
                                             Fund's  administrator.  The  Administrator  provides,  or  arranges  to
                                             provide,   certain  accounting,   administrative  and  transfer  agency
                                             services.  The  Administrator  has retained SEI Global  Services,  Inc.
                                             ("SEI")  under  a  Sub-Administration   Agreement  to  provide  certain
                                             sub-administrative  services.  The Fund has  agreed  to  reimburse  the
                                             Administrator for certain amounts that the Administrator pays SEI under the  Sub-Administration  Agreement,  including  without  limitation the annual  sub-administration fee of approximately 0.07% of the net assets of the Fund and  other  fees  currently  estimated  at 0.03% of the net assets  of the Fund.  (See  "Management  of the Fund -  Administration,
                                             Accounting, Custody and Other Services.")

DISTRIBUTION OF INTERESTS:                   The Distributor  acts as the distributor of Interests on a best-efforts basis, subject to various conditions, in accordance with a distribution agreement  entered into with the Fund (the  "Distribution  Agreement").
                                             The Distributor may retain


                                             Selling  Agents,  which may be affiliates  of the Adviser.  The Selling
                                             Agents may be  compensated  from the sales load charged on purchases of
                                             Interests.  In  addition,  the  Adviser  may make  ongoing  payments to
                                             Selling  Agents  out  of  its  own  resources.  These  payments  may be calculated as a percentage of the  Management  Fee. (See  "Distribution
                                             Arrangements.")


RISK FACTORS:                                GENERAL: An investment in the Fund involves risk,  including:  the risk of loss of the entire  amount  invested;  allocation  risks;  liquidity
                                             risks;   delays  in  the   investment,   payment  of  repurchases   and
                                             re-investment  of  amounts  invested  in the  Fund;  dependence  on the
                                             Adviser  and  Fund  Managers;  and  potential  conflicts  of  interest.
                                             Moreover,  the Underlying  Funds selected by the Adviser invest in, and actively  trade,  securities and other  financial  instruments  using a variety of strategies and investment  techniques with  significant risk characteristics, including risks arising from:

                                             o the  volatility of the equity,  fixed income,  commodity and currency markets;
                                             o borrowings and short sales;
                                             o the leverage  associated with trading in the currency and derivatives markets;
                                             o the potential illiquidity of certain emerging markets;
                                             o bankruptcy or other reorganization and liquidation proceedings;
                                             o private transactions and derivative instruments; and
                                             o counterparty and broker defaults.


                                             THERE IS NO  ASSURANCE  THAT  THE  FUND  WILL  ACHIEVE  ITS  INVESTMENT
                                             OBJECTIVE  OR  ITS   ALLOCATION   STRATEGIES,   AND  RESULTS  MAY  VARY
                                             SUBSTANTIALLY  OVER TIME. As with all funds,  past performance does not predict the Fund's  future  performance.  Listed below are summaries of several specific risks associated with an investment in the Fund. For a more  detailed  discussion  of the  risks  of  investing  in the  Fund, prospective  Investors  should review  carefully the  discussion  under
                                             "Risk Factors," below.



                                             MULTI-MANAGER FUNDS. The performance of the Fund depends on the ability of the Adviser to select Fund Managers and Underlying Funds, and on the success  of the  Fund  Managers  in  managing  the  assets  of the Fund allocated  to them,  none of which is  assured.  (See  "Risk  Factors -
                                             Special Risks of a Multi-Manager Structure.")

                                      -13-

                                             AGGRESSIVE  INVESTMENT   STRATEGIES.   The  Underlying  Funds  may  use
                                             investment  strategies  that involve  greater risks than the strategies used by typical  investment  companies,  including  short sales  (which involve the risk of an  unlimited  increase in the market  price of the security sold short,  which could result in a  theoretically  unlimited loss), leverage and derivative transactions.


                                             FEES AND ALLOCATIONS. The Fund pays a Management Fee to the Adviser. In addition,  the Fund  typically  incurs  advisory  fees and  allocations
                                             (asset-based  and  performance-based)  payable to the Fund  Managers in
                                             connection  with  its  investments  in  the  Underlying  Funds.   These
                                             arrangements  may create  incentives for the Fund Managers to engage in
                                             riskier   transactions   than  would  otherwise  be  the  case  if  the
                                             performance-based  compensation  was  not  paid.  The  Fund  may  incur performance-based fees or allocations to some Fund Managers even though the  performance  of other  Fund  Managers  or the Fund as a whole in a given year is negative.  By investing in  Underlying  Funds  indirectly through the Fund,  Investors bear a proportionate share of the fees and expenses borne by the Fund and,  indirectly,  similar expenses borne by the Underlying Funds. Investors could avoid paying fees and expenses at the Fund  level  by  investing  directly  with  the  Underlying  Funds, although in many cases access to these  Underlying Funds may be limited or unavailable. (See "Management of the Fund.")

                                             VALUATION OF PRIVATE FUNDS. The valuation of the Fund's  investments in
                                             Private Funds is ordinarily  determined based upon valuations  provided by the Fund  Managers.  Some  investments  of the Private Funds may not have a readily  ascertainable  market  price and are fair valued by the
                                             Fund Managers or administrators.  A Fund Manager may face a conflict of interest in valuing these  investments,  as their value will affect the
                                             Fund Manager's compensation. BAIA reviews the valuation procedures used to value  Underlying  Funds prior to investment in the Underlying Funds and a  committee  approved  by the Board  (the  "Valuation  Committee")
                                             reviews  the  valuations  assigned  to  Underlying  Funds  by the  Fund
                                             Managers  or the  administrators  of  the  Underlying  Funds;  however, neither BAIA nor the  Valuation  Committee  can confirm the accuracy of
                                             valuations   provided  by  Fund   Managers  or   administrators.   (See
                                             "Calculation of Net Asset Value; Valuation.")

                                             LIMITED LIQUIDITY.  There is no public market for Interests in the Fund and none is  expected  to  develop.  Interests  are not  traded  on any securities  exchange  or other  market and are  subject to  substantial restrictions on transfer. The Fund may offer to repurchase a portion of the outstanding  Interests from time to time, but is not required to do
                                             so. Investors whose Interests are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase  requests and the effective date of the  repurchase.  (See  "Repurchases of Interests and Transfers" and
                                             "Risk Factors - Special Risks of Multi-Manager Structure - Repurchases;
                                             Re-Allocation of Investments.")

                                             NO  REGISTRATION  OF UNDERLYING  FUNDS.  The Underlying  Funds that are
                                             Private  Funds  generally are not  registered  as investment  companies under  the 1940 Act and,  therefore,  the  Fund  does not  receive  the protections of the 1940 Act with respect to such Private Funds.


                                             INVESTMENTS  OUTSIDE THE UNITED STATES. The Fund may invest directly or indirectly  in foreign  securities,  including  securities  of offshore
                                             Underlying  Funds.  Investments by the Fund or the Underlying  Funds in
                                             foreign financial markets,  especially markets in developing countries, present political,  regulatory and economic risks which are significant and which may differ in kind and  degree  from the risks  presented  by investments in the United States.  These may include changes in foreign
                                             currency   exchange  rates  or  controls,   greater  price  volatility,
                                             differences  in  accounting  standards and policies and in the type and nature of  disclosures  required  to be  provided  by foreign  issuers, substantially  less  liquidity,  controls  on foreign  investment,  and limitations on  repatriation of invested  capital.  The exposure of the
                                             Fund to developing  country  financial markets may involve greater risk than  investment  in a portfolio  investing  only in developed  country financial markets. (See "Risk Factors - Risks of Securities Investing -
                                             Foreign Securities.")


                                             LIMITED  DIVERSIFICATION.  Although the Fund seeks to diversify risk by allocating  assets  among  different  Underlying  Funds,  the Fund is a non-diversified  investment company.  (The Fund intends to allocate its assets among at least 15 Underlying Funds, and it is generally intended that not more than 10% of the  assets of the Fund will be  invested  in any single Underlying Fund.) As a result of

                                      -15-

                                             being  non-diversified,  the  investment  portfolio  of the Fund may be subject to greater risk and  volatility  than if  investments  had been made in the  securities  of a  broader  range of  issuers.  (See  "Risk
                                             Factors - Non-Diversified Status.")


                                             UNDERLYING  FUND  LIMITATIONS.  The  Adviser  is not able to control or continuously monitor the activities of the Underlying Funds. Underlying
                                             Funds  may  restrict  redemptions  of  their  interests  under  certain circumstances.  Since  the  Fund  may make  additional  investments  in
                                             Underlying  Funds only at certain times due to limitations set forth in the partnership  agreements or other documents governing the Underlying
                                             Funds, the Fund from time to time may have to invest some of its assets temporarily  in money market  securities.  (See "Risk Factors - Special
                                             Risks of a Multi-Manager Structure.")


                                             IN VIEW OF THESE  RISKS (AND OTHER  RISKS  DESCRIBED  ELSEWHERE  IN THE
                                             PROSPECTUS AND THE SAI), AN INVESTMENT IN THE FUND SHOULD BE CONSIDERED
                                             SPECULATIVE AND YOU SHOULD PURCHASE INTERESTS ONLY IF YOU CAN SUSTAIN A
                                             COMPLETE LOSS OF YOUR INVESTMENT.


REGULATORY MATTERS:                          The Fund is registered as an investment company under the 1940 Act, and the Fund's offering of Interests is registered  under the 1933 Act. The
                                             Adviser is registered  with the SEC as an investment  adviser under the
                                             Advisers Act and is a wholly-owned subsidiary of Bank of America, N.A.


                                             Under the banking laws,  Bank of America,  N.A. and its  affiliates are subject to certain  restrictions that may affect their transactions and relationships  with the Fund, the investments made by the Fund, and the ability of the Fund to hold  securities.  (See "Risk  Factors - Banking
                                             Regulation.")

                                             The Fund has  claimed  an  exclusion  from the  definition  of the term
                                             "commodity  pool  operator"  under  the  Commodity   Exchange  Act  and
                                             therefore is not subject to  registration  or regulation as a commodity pool operator under the Commodity Exchange Act.


TAXATION:                                    The  Fund  expects  to  be  treated  as a  partnership  and  not  as an association  taxable as a corporation  for Federal income tax purposes.
                                             As a  partnership,  the Fund  itself  would not be  subject  to Federal income tax,  and each  Investor  would


                                             be  required  to report on its own annual  tax return its  distributive share of the taxable income or loss of the Fund. If it were  determined that the Fund should be treated as an association or a publicly  traded partnership  taxable as a  corporation,  the taxable income of the Fund would be  subject to  corporate  income  tax and any  distributions  of profits  with  respect to the Fund would be  treated  as  dividends  or potentially, return of capital and capital gain. (See "Taxes.")

ERISA PLANS AND OTHER
TAX-EXEMPT ENTITIES:                         Because the Underlying Funds may use leverage, Investors subject to the
                                             Employee  Retirement  Income  Security Act of 1974  ("ERISA") and other tax-exempt  Investors  may incur income tax liability to the extent the
                                             Fund's  transactions  are treated as giving rise to unrelated  business taxable  income.  The Fund is not designed for investment by charitable
                                             remainder  trusts  and,  therefore,   these  trusts  may  not  purchase
                                             Interests. (See "Taxes.")


INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM:                      PricewaterhouseCoopers  LLP,  300 Madison  Avenue,  New York,  New York
                                             10017.


INVESTOR REPORTS:                            Investors receive monthly  unaudited  performance  reports,  as well as semi-annual  unaudited and annual audited financial  reports.  The Fund must receive  information from the Underlying Funds to complete its tax reporting.  An Underlying  Fund's delay in providing  this  information delays the Fund's preparation of tax information for Investors. Because of this, you should expect to seek  extensions of time to file your tax return.


LEGAL COUNSEL:                               Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110.

                                      -17-

--------------------------------------------------------------------------------
                            SUMMARY OF FUND EXPENSES
--------------------------------------------------------------------------------

The following table illustrates the estimated expenses and fees that the Fund expects to incur and Investors can expect to bear.

INVESTOR TRANSACTION EXPENSES
Maximum Sales Load (as a percentage of offering price)* ............up to 3.00%

                                                                                PERCENTAGE OF NET ASSETS
ANNUAL EXPENSES                                                                 ATTRIBUTABLE TO INTERESTS
                                                                                -------------------------
         Management Fee ....................................................             1.25%
         Other Expenses** ..................................................             0.82%

         Acquired Fund (Underlying Fund) Fees and Expenses***...............             5.23%


TOTAL EXPENSES........................................   7.30%****


         * Interests are sold subject to a sales load. Investments of less than $100,000 are subject to a 3.0% sales load, investments of less than $250,000 (but equal to or greater than $100,000) are subject to a 2.5% sales load, investments of less than $500,000 (but equal to or greater than $250,000) are subject to a 2.0% sales load, and investments of $500,000 or more are not subject to a sales load. In each case, sales loads reflect a percentage of the investment. For some investors, the sales load may be waived. (See "Distribution Arrangements - Sales Load Waivers.")


         ** Includes an administration fee of approximately 0.10% (based on an asset-based fee of 0.07% and other fees).

         *** Underlying Funds generally  charge,  in addition to management fees calculated as a percentage of the average net asset value of the Fund's investment, performance-based fees of from 10.0% to 25.0% of the net capital appreciation in the Fund's investment for the year or other measurement period. The fees and expenses indicated are calculated based on historic fees (including performance-based fees) and expenses. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Acquired Funds (Underlying Funds), which fluctuate over time. In addition, the Fund's portfolio changes from time to time, which will result in different Acquired Fund fees and expenses.

         **** This differs from information included in the Financial Highlights section that follows, because the expense ratios in the Financial Highlights section do not reflect fees and expenses of the Underlying Funds.

The purpose of the table above is to assist prospective Investors in understanding the various costs and expenses Investors in the Fund will bear directly or indirectly. "Other Expenses" are estimated at 0.82%. This estimate was made as of April 1, 2007 and is based on an assumption of Fund average net assets of $89 million and estimated expenses for the current fiscal year. If the average net assets are less than $89 million, "Other Expenses" will be higher than estimated above. For a more complete description of the various costs and expenses of the Fund, see

"Management of the Fund." Investors' returns are reduced by fees and expenses charged by the Underlying Funds in which the Fund invests as well as performance-based allocations of the Underlying Funds. "Acquired Fund (Underlying Fund) Fees and Expenses" provides information about these fees and expenses, which are in addition to fees assessed by and expenses incurred by the Fund.


An Investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

         1 YEAR                     3 YEARS                   5 YEARS                   10 YEARS
         ------                     -------                   -------                   --------

         $50                        $93                       $138                      $263


An Investor would pay the following expenses on a $50,000 investment, assuming a 5% annual return:

         1 YEAR                     3 YEARS                   5 YEARS                   10 YEARS
         ------                     -------                   -------                   --------

         $2,519                     $4,646                    $6,901                    $13,140

THE EXAMPLES ARE BASED ON THE ESTIMATED DIRECT ANNUAL EXPENSES SET FORTH ABOVE, INCLUDING THE MAXIMUM SALES LOAD BUT EXCLUDING THE ACQUIRED FUND (UNDERLYING
FUND) FEES AND EXPENSES. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, AND THE FUND'S ACTUAL RATE OF RETURN MAY BE GREATER OR LESS THAN THE HYPOTHETICAL 5% RETURN ASSUMED IN THE EXAMPLES.

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


The information contained in the table below for the years ended March 31, 2007, March 31, 2006 and March 31, 2005, and March 31, 2004, sets forth selected information derived from the Fund's financial statements for the fiscal year ended March 31, 2007 and have been audited by PricewaterhouseCoopers LLP ("PWC"), an independent registered public accounting firm. PWC's report, along with the Fund's financial statements and notes thereto, are incorporated by reference to the Fund's annual report for the fiscal year ended March 31, 2007 previously filed on Form N-CSR (Reg. No. 811-21252) on June 7, 2007 and are available upon request from the Fund. The information in the table below should be read in conjunction with those financial statements and the notes thereto.
--------------------------------------------------------------------------------




RATIOS TO AVERAGE INVESTORS'              YEAR ENDED            YEAR ENDED          YEAR ENDED          YEAR ENDED
CAPITAL:                                MARCH 31, 2007        MARCH 31, 2006      MARCH 31, 2005     MARCH 31, 2004(1)
Net investment loss - prior to             (2.02%)             (2.49%)             (2.56%)               (2.36%)(2)
incentive allocation

Incentive allocation                        0.00%(6)            0.00%(6)           (0.03%)               (0.50%)
                                            -----               -----              ------                ------
Net investment loss - net of                (2.02%)             (2.49%)            (2.59%)               (2.86%)
incentive allocation                        =======             =======            =======               =======

Expenses before organization                2.32%               2.74%              2.66%                 2.72%(4)
expenses(3)                                 -----               -----              -----                 -----

Expenses(3)                                 2.32%               2.74%              2.66%                 2.87%(2)

Incentive Allocation(3)                     0.00%(6)            0.00%(6)           0.03%                 0.50%
                                            -----               -----              -----                 -----
Total expenses and incentive                2.32%               2.74%              2.69%                 3.37%(2)
allocation(3)                               =====               =====              =====                 =====

Total return - before incentive             7.79%               6.38%              2.61%                 10.34%
allocation(5)

Incentive allocation                        0.00%(6)            0.00%(6)          (0.02%)                (0.46%)
                                            -----               -----             ------                 -------
Total return - net of incentive             7.79%               6.38%              2.59%                 9.88%
allocation(5)                               =====               =====              =====                 =====

Portfolio turnover rate                     37.40%              47.84%             61.24%                43.16%
                                            ======              ======             ======                ======
Investors' capital, end of year             $99,750             $75,257            $71,765               $64,155
($000)                                      =======             =======            =======               =======

(1)  The Fund commenced operations on April 1, 2003.

(2) Includes organization expenses of $45,000, incurred prior to commencement of operations, charged to Investors' Capital Accounts.

(3) Does not include fees or expenses of the Underlying Funds in which the Fund invests. Expense ratios are calculated for the Investors taken as a whole. The computation of such ratios based on the amount of expenses and incentive allocation assessed to an individual Investor's capital may vary from these ratios based on the timing of capital transactions.

(4) Does not include organization expenses charged during the year ended March 31, 2004 in the amount of $22,668.

(5) Total return is calculated for all the Investors taken as a whole, net of all fees, except where noted that performance is before incentive fee allocation. An individual Investor's return may vary from these returns based on the timing of capital transactions.

(6) Effective December 1, 2005, the Fund terminated the incentive fee accrual retroactively to April 1, 2005.

--------------------------------------------------------------------------------
                                    THE FUND
--------------------------------------------------------------------------------

The Fund is a limited liability company, organized on October 2, 2002 under Delaware law and registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund's Interests are registered under the 1933 Act. The Fund has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act and therefore is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act. The Fund's principal office is located at 40 West 57th Street, New York, New York 10019, and its telephone number is (888) 786-9977. BAIA serves as the Fund's Adviser, providing day-to-day investment management services. The Fund's Board provides broad oversight over the operations and affairs of the Fund. The Board members are Independent Managers.

--------------------------------------------------------------------------------
                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES
--------------------------------------------------------------------------------

GENERAL

The investment objective of the Fund is to generate consistent long-term capital appreciation with low volatility and limited downside risk under a wide range of market conditions.


Under the terms of the Advisory Agreement, the Board has delegated responsibility for the day-to-day management of the business and affairs of the Fund to the Adviser. The Adviser attempts to achieve the objective of the Fund by allocating the Fund's assets among at least 15 Underlying Funds managed by Fund Managers who invest across a range of strategies and markets. This allocation is a critical component of the investment program of the Fund to reduce strategy and manager risk while achieving consistent, superior returns.

The Adviser identifies investment strategies by focusing on asset categories, investment regions and particular strategies which it believes are likely to produce attractive absolute returns in a particular economic environment. The Adviser reallocates the Fund's investments from time to time in accordance with these criteria.

The Fund's investment objective is not fundamental and may be changed by the Board without Investor approval. Except as otherwise stated in this prospectus or in the SAI, the investment policies and restrictions of the Fund are also not fundamental and may be changed by the Board without Investor approval. The Fund's fundamental investment policies are listed in the SAI. The Fund generally intends to provide prior notice to Investors of any material change to the investment objective, material policies and material restrictions of the Fund. However, the Fund reserves the right not to do so where the Board determines that doing so would not be in the best interests of the Fund, for instance due to unusual or rapidly changing market conditions. In any event, it is possible that Investors will not be able to exit the Fund before changes take effect.


INVESTMENT STRATEGIES; ALLOCATION OF INVESTMENTS AMONG UNDERLYING FUNDS


INVESTMENT STRATEGIES. The Adviser, in its sole discretion, allocates and reallocates the assets of the Fund in any amount among Underlying Funds that employ one or more of the primary alternative investment strategies, which are described below together with notable sub-strategies. However, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated. An individual investment is not generally allocated to more than one investment category, except that multi-strategy investments are allocated among the various categories as the Adviser deems appropriate. The Board reserves the right to alter or modify some or all of the investment strategies of the Fund in light of available investment opportunities and to take advantage of changing market conditions when the Adviser recommends that such alterations or modifications are consistent with the goal of achieving consistent, long-term capital appreciation with low volatility and limited risk under a wide range of market conditions. For more information, please see the SAI.

o EVENT DRIVEN STRATEGIES (0% TO 40% OF THE FUND) - "Event Driven" trading strategies seek to earn excess return through the purchase and sale of securities based on anticipated outcomes of company specific or transaction specific situations, such as spin-offs, mergers and acquisitions, liquidations, reorganizations, bankruptcies, recapitalizations, and share buybacks. Event Driven strategies may include (without limitation):


                  o RISK (MERGER) ARBITRAGE - Merger Arbitrage managers seek to profit by taking advantage of differences between the current market price of a security and its expected future value based on the occurrence of a merger.

                  o DISTRESSED SECURITIES - Distressed Securities managers generally invest in securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event related situations).

                  o HIGH YIELD - High Yield managers generally invest in bonds and preferred securities offering a higher rate of interest or dividends and which are rated in lower rating categories by various credit rating agencies.

                  o SPECIAL SITUATIONS - Special Situations managers seek to profit by capturing discrepancies in valuation between the current market price of a security and its expected future value based on the occurrence of a corporate restructuring, reorganization or significant alteration in the company's strategy or product mix.


o RELATIVE VALUE STRATEGIES (10% TO 67% OF THE FUND) - Relative Value includes a menu of different investment strategies. These strategies focus on generating profits generated by the difference in price between related securities (for example, a 5-year and a 10-year bond issued by the same company), rather than because of the direction of the market. Relative Value strategies may include (without limitation):


                  o CONVERTIBLE ARBITRAGE - Convertible Arbitrage managers may purchase a bond that is convertible (either currently convertible or convertible at some future date) into the underlying company's equity. They may hedge the equity exposure of the position by selling short the equity or other related security in a ratio they believe is appropriate for the current convertible bond valuation.

                  o FIXED INCOME ARBITRAGE - Fixed Income Arbitrage managers generally invest in one or more fixed income securities and hedge against underlying market risk by simultaneously investing in another fixed income security.

                  o STATISTICAL ARBITRAGE - Statistical Arbitrage strategies are mathematical, systematic and model based strategies, which do not utilize fundamental analysis or human discretion. They are typically market neutral and based on the theory that prices always revolve around their long-term average.

                  o CAPITAL STRUCTURE ARBITRAGE - Capital Structure Arbitrage managers seek to exploit pricing disparities in a single firm's capital structure or within a parent/subsidiary capital structure.


o EQUITY HEDGE STRATEGIES (10% TO 67% OF THE FUND) - "Equity Hedge," also known as long/short equity, combines core long holdings of equities with short sales of stock, stock indices, or derivatives related to the equity markets. Equity Hedge managers attempt to generate long term capital appreciation by developing and actively managing equity portfolios that include both long and short positions.


                  o DIVERSIFIED SECTOR - Diversified Sector Equity Hedge managers invest in a number of industry sectors.

                  o SECTOR SPECIFIC - Sector Specific Equity Hedge Managers invest in specific industry sectors, including, but not limited to, technology, healthcare and financial industries.


o MACRO STRATEGIES (0% TO 40% OF THE FUND) - Macro strategies attempt to identify price valuations in stock markets, interest rates, foreign exchange rates and physical commodities, and make leveraged bets on the anticipated price movements in these markets. As a subset of this category, the Fund may invest in managers taking a "systematic" investment approach. These managers generally have more model driven investment strategies. They also tend to invest in the financial and commodities futures markets. Discretionary macro strategies managers make investment decisions based on the portfolio manager's evaluation of qualitative and quantitative inputs. Systematic macro strategies managers make investment decisions using qualitative rule-based inputs and processes.


o OTHER STRATEGIES (0% TO 15% OF THE FUND) - The Advisor may also allocate investments to other investment categories as it deems appropriate in its discretion which do not fall into any one of the four primary categories described above.

The multi-manager, multi-strategy program of the Fund is designed to take advantage of broad market opportunities. The Fund has been designed to afford the Adviser significant flexibility to deploy assets of the Fund in whatever investment strategies are deemed appropriate for it under prevailing economic and market conditions. Accordingly, the Underlying Funds selected by the Adviser are permitted to utilize leverage and may invest in a wide range of instruments and markets, including, but not limited to, long and short positions in domestic and foreign equities and equity-related instruments, fixed income and other debt-related instruments, options, warrants, futures and other commodities, currencies, over-the-counter derivative instruments (such as swaps), securities that lack active public markets and other illiquid securities, repurchase and reverse repurchase agreements, preferred stocks, convertible bonds and other financial instruments, real estate, and real estate related investments. Fund Managers may invest, without limitation, in cash and cash equivalents. The Adviser intends to invest the assets of the Fund in Underlying Funds that may invest in new issues and may participate in other new issue investments, directly or indirectly.

When they determine that such an investment policy is warranted, Underlying Funds may invest, without limitation, in cash and cash equivalents. The Adviser may invest the cash balances of the Fund in any instruments it deems appropriate. Any income earned from these investments is reinvested by the Fund in accordance with its investment program.


The Fund may engage in "overlay strategies," E.G., transactions and investments in order to attempt to hedge against current or anticipated sudden or short-term market, financial or economic events for which Underlying Fund allocations or reallocations might be impractical or ineffective, including by directly investing in securities, financial instruments and money market mutual funds.


ALLOCATIONS OF INVESTMENTS AMONG UNDERLYING FUNDS. The Adviser allocates the Fund's investments among Underlying Funds based on factors such as an analysis of the potential of each Fund Manager for long-term performance, correlation with other Fund Managers and an Underlying Fund's expected contribution to the targeted risk/return profile of the Fund. Generally, Fund Managers conduct their investment programs through private investment funds or discretionary managed accounts. These investment vehicles typically provide greater flexibility than traditional investment companies that are registered under the 1940 Act, with respect to the types of securities that may be owned, the types of trading strategies that may be employed, and, in some cases, the amount of leverage that can be used. Some Underlying Funds may be "funds of funds." (See "Risk Factors - Risks of Securities Investing - Investments in Registered Investment Companies.")

Although the Adviser allocates Underlying Funds to investment strategies as it deems appropriate in its sole discretion (generally within the ranges noted above for each primary investment strategy), investments in each of the four primary investment strategies will generally be limited so that no more than 20% of the assets of the Fund will be allocated to any single sub-strategy, except that up to 50% of the assets of the Fund may be invested in diversified "Equity Hedge" strategies. Investments in multi-strategy Underlying Funds will be allocated among the various strategies as determined by the Adviser. The Fund may also invest in offshore Underlying Funds.

The Investment Committee (described below), based upon recommendations from the Adviser, may approve the alteration or modification of the asset allocation guidelines outlined above and may approve the addition or elimination of investment strategies in light of available investment opportunities or to reflect changing market conditions, provided that the changes are consistent with the Fund's investment objective (as determined by the Adviser).





There can be no assurance that the asset allocations made by the Adviser on behalf of the Fund will prove to be as successful as other allocations that might have been made or as successful as adopting a static approach in which Underlying Funds are not changed.

SELECTION OF FUND MANAGERS


The Adviser identifies Fund Managers initially from a variety of sources, including (without limitation) proprietary databases, commercial databases, conferences, industry publications, and referrals. Certain Fund Managers are researched further.


The Adviser employs a qualitative and quantitative diagnostic and monitoring process in selecting and reviewing the performance of Fund Managers. Qualitative criteria may include, without limitation: on-site interviews; experience of key personnel; and quality of investment process and reputation.

Quantitative criteria may include, without limitation: various investment performance statistics, and correlations analysis.

The Adviser monitors the performance of the Fund Managers and the overall composition of the investment portfolio of the Fund. The Adviser maintains regular communications with the Fund Managers through performance reporting and meetings. The identity and number of Fund Managers is expected to change over time. The Adviser may withdraw from or invest in different Underlying Funds without prior notice to or the consent of the Investors.


The Fund only invests in Underlying Funds if the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund. The Fund will not invest in an Underlying Fund that does not have audited financial statements unless the Underlying Fund has not yet completed its first fiscal year, the Underlying Fund is expected to have audited financial statements prepared in the ordinary course following each fiscal year end, the applicable Fund Manager or its affiliate manages another Underlying Fund using the same investment strategy, and the other Underlying Fund has audited financial statements. For purposes of investing in a Private Fund that is a feeder fund in a master-feeder structure, the audited financial statements of the master fund will qualify as the Private Fund's audited financial statement. In addition, the Fund may allocate its assets to Sub-Advised Accounts. The Fund may also invest in offshore Underlying Funds that meet the above stated criteria.


See "Risk Factors - Special Risks of a Multi-Manager Structure - Multiple Layers of Fees" for information regarding the general fees paid to Fund Managers.

--------------------------------------------------------------------------------
                                  RISK FACTORS
--------------------------------------------------------------------------------


The Fund's investments in Underlying Funds may involve substantial risks, including the risk that the entire amount invested may be lost. The Fund may invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. The Fund is subject to those market risks common to investing in all types of financial instruments, including without limitation, market volatility. Various other risks also are associated with an investment in the Fund, including (without limitation) risks relating to compensation arrangements and risks relating to the limited liquidity of Interests.


Prospective Investors should consider the following principal risks, as well as their individual investment objectives and their present and expected future financial position and needs and tax situation, in determining whether an investment in the Fund is a suitable investment. The identification of attractive investment opportunities is difficult and involves a significant degree of uncertainty. Returns generated from the Fund's investments, if any, may not adequately compensate Investors for the business and financial risks assumed. Prospective Investors should read this entire prospectus and the SAI and consult with their own advisers before deciding whether to invest. In addition, because the Fund's investment program may develop and change over time (subject to limitations imposed by applicable laws or by the Fund's investment policies and restrictions), an investment in the Fund may in the future be subject to additional and different risk factors.

DEPENDENCE ON THE ADVISER AND THE FUND MANAGERS

The Adviser selects Fund Managers and Underlying Funds and determines the allocation and reallocation of the Fund's assets and relies on each Fund Manager to make investment and trading decisions on behalf of its Underlying Fund. Investors will not have the opportunity to evaluate fully for themselves the relevant economic, financial and other information regarding the Fund's or Underlying Fund's investments. Investors are dependent on the Adviser's and the Fund Managers' judgment and abilities, and have no right or power to take part in the management or control of the Fund. Investors have very limited rights to vote on Fund matters. There is no assurance that the Adviser or any one or more Fund Managers will be successful. Accordingly, persons should not purchase an Interest unless they are willing to entrust all aspects of the investment management activities of the Fund to the Adviser and the Fund Managers.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS

The past investment performance of the Adviser, the Fund Managers or the Underlying Funds should not be construed as an indication of the future results of the Fund.


RISKS OF SECURITIES INVESTING

INTRODUCTION.  All  investments  in  securities  entail  the risk of  loss.  The
Underlying Funds may invest in equity and debt securities, options and derivatives, all of which involve particular risks. Securities fluctuate in value on the basis of numerous factors - often unrelated to the value or characteristics of the particular security or issue - and those fluctuations can be pronounced.

There can be no assurance that the Adviser will be able to select Underlying Funds and Fund Managers that will attain the investment objective of the Fund. In addition, the returns from the Underlying Funds depend upon a variety of factors, including conditions in the global, national and regional economies, conditions in the credit markets, conditions in the securities markets generally and in the market for securities in particular industries or particular regions, political and technological developments, and changes in exchange rates, all of which are beyond the control of the Fund, the Adviser, their respective affiliates, and the Fund Managers.

Set forth below is a summary of certain of the risks relating to specific types of securities which are used in the investment programs of the Underlying Funds, and investment strategies which are employed by the Fund Managers. Although all of these risks may be present in the investment programs of each of the Underlying Funds, they may not be applicable to them to the same degree. The strategies and substrategies that are employed by the Underlying Funds are described in more detail in the SAI.

As part of its duties, the Adviser monitors the adherence by Underlying Funds to their stated investment programs and historical investment strategies. In the event that the Adviser determines that an Underlying Fund is deviating materially from such standards, it will consider appropriate actions seeking to achieve the investment objective of the Fund, including withdrawal of all or a portion of the assets invested in such Underlying Fund. The ability of the Adviser to make such withdrawals and re-allocate investments is subject to certain risks.(See "Risk Factors - Special Risks of a Multi-Manager Structure.")

SHORT SALES. Some or all of the Underlying Funds may attempt to limit exposure to possible market declines in the value of portfolio securities through short sales of securities. In addition, Underlying Funds may use short sales for non-hedging purposes to pursue their investment objectives. For example, an Underlying Fund may "short" a security of a company if, in the Fund Manager's view, the security is over-valued in relation to the issuer's prospects for earnings growth.

To effect a short sale, the Underlying Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Underlying Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Underlying Fund, which would result in a loss or gain, respectively. These techniques are speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on the Underlying Fund. A short sale of a security involves the risk of an unlimited increase in the market price of the security, which could result in an inability to cover the short position and, thus, a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

An Underlying Fund may also make short sales "against-the-box," in which it sells short securities it owns or has the right to obtain without payment of additional consideration. An Underlying Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.


FOREIGN SECURITIES. The Fund may invest directly or indirectly in foreign securities, including securities of offshore Underlying Funds. Underlying Funds may invest in securities, and derivatives of securities of foreign issuers (both public and private) and in depository receipts, such as American Depository Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Foreign securities in which Underlying Funds may invest may be listed on foreign exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. These factors include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of an Underlying Fund between different countries; difficulties in invoking the legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries may also involve higher brokerage and custodian expenses than does investment in domestic securities.


Other risks of investing in offshore Underlying Funds and foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of an Underlying Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, an Underlying Fund may incur costs in connection with conversion between various currencies. The foregoing risks may be greater in emerging industrialized and less developed countries.

OVER-THE-COUNTER TRADING. Financial instruments that may be purchased or sold by an Underlying Fund may include instruments not traded on an exchange, including, but not limited to, swap transactions, forward foreign currency transactions and bonds and other fixed income securities. Over-the-counter options, unlike exchanged-traded options, are two-party contracts with price and other terms negotiated by the buyer and seller. The risk of nonperformance by the obligor on such an instrument may be greater and the ease with which an Underlying Fund can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between "bid" and "asked" prices for financial instruments that are not traded on an exchange. Financial instruments not traded on exchanges also are not subject to the same type of government regulation as exchange traded instruments, and many of the protections afforded to participants in a regulated environment may not be available in connection with such transactions.

To the extent that an Underlying Fund engages in these transactions, the Underlying Fund must rely on the creditworthiness of its counterparty. In certain instances, counterparty or credit risk is affected by the lack of a central clearinghouse for foreign exchange trades. To reduce its credit risk exposure, an Underlying Fund may trade in the forward foreign currency market through money center banks and leading brokerage firms.

PURCHASING INITIAL PUBLIC OFFERINGS. Underlying Funds may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Underlying Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them.

SWAP AGREEMENTS. Some or all of the Underlying Funds may enter into equity, interest rate, index, currency rate swap, and other agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Underlying Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange different cash flows, such as interest rates (fixed versus fluctuating rates), currencies, or returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The cash flows to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," (E.G., the interest rate or return on or increase in value of a particular dollar amount invested, in a particular foreign currency, or in a "basket" of securities representing a particular index). Forms of swap agreements also include interest rate "caps," under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap;" interest rate "floors," under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor;" and interest rate "collars," under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by an Underlying Fund require the calculation of the obligations of the parties on a "net basis." Consequently, an Underlying Fund's current obligations (or rights) under a swap agreement generally are equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to the swaps is limited to the net amount of payments that an Underlying Fund is contractually obligated to make. If the other party to a swap defaults, an Underlying Fund's risk of loss consists of the net amount of payments that the Underlying Fund contractually is entitled to receive.


DERIVATIVES. Some or all of the Underlying Funds may invest in, or enter into, financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate ("Derivatives"). Derivatives may be swaps, options or other complex instruments that seek to modify or replace the investment performance of particular assets, indices, rates, Fund Managers, physical commodities or markets, on a leveraged or unleveraged basis. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit a manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the performance of an Underlying Fund. Positions may be subject to wide and sudden fluctuations in market value, with resulting fluctuation in the amount of profits and losses.


If an Underlying Fund invests in Derivatives at inopportune times or judges market conditions incorrectly, Derivative investments may lower the return of the Underlying Fund or result in a loss. An Underlying Fund also could experience losses if Derivatives were poorly correlated with its other investments, or if a Fund Manager were unable to liquidate an Underlying Fund's position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid, so that in volatile markets an Underlying Fund may not be able to close out a position without incurring a loss. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.


Buying or selling Derivatives can result in large amounts of leverage. Thus, the leverage offered by trading in Derivatives may magnify the gains and losses experienced by the Fund and an Underlying Fund and could cause its net asset value to be subject to wider fluctuations than would be the case if the Underlying Fund did not use the leverage feature in Derivatives.

When used for hedging purposes, an imperfect or variable degree of correlation between price movements of the Derivative and the underlying investment sought to be hedged may prevent the Fund or an Underlying Fund from achieving the intended hedging effect or expose the Fund or Underlying Fund to the risk of loss.


WARRANTS AND RIGHTS. Warrants are Derivatives that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised before their expiration dates. The market for warrants and rights can become very illiquid. Changes in liquidity may significantly impact the price for warrants and rights.

OPTIONS AND FUTURES. Underlying Funds may use options and futures contracts, including stock index futures contracts. Underlying Funds also may use so-called "synthetic" options or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Underlying Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and a Fund Manager may have difficulty closing out the Underlying Fund's position.

Underlying Funds may purchase call and put options on specific securities or on baskets of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time before the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time before the expiration of the option. A covered call option is a call option written by someone who owns the underlying security. The sale of a covered call option by an Underlying Fund exposes the Underlying Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. The sale of an uncovered call option by an Underlying Fund subjects the Underlying Fund to the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option plus the premium received. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the writer's books or with the writer's custodian to fulfill the obligation undertaken. The sale of a covered put option by an Underlying Fund exposes the Underlying Fund during the term of the option to a decline in price of the underlying security while depriving the Underlying Fund of the opportunity to invest the segregated assets. The sale of an uncovered put option subjects the Underlying Fund to the risk of a decline in the market price of the underlying security below the exercise price of the option less the premium received.


An Underlying Fund's purchase of a call or put option subjects the Underlying Fund to the risk of the loss of its entire investment in the option if the price of the underlying security does not increase above the exercise price of the call option, or decline below the price of the exercise price of the put option, as the case may be, by more than the premium paid. The risk of loss on a call option can be offset, in whole or in part, by a short sale of the underlying security. If an

Underlying Fund holds the underlying security, the loss on a put option will be offset, in whole or in part, by the gain on the security.

An Underlying Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. An Underlying Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Fund Manager would ordinarily make a similar "closing sale transaction," which involves liquidating the Underlying Fund's position by selling the option previously purchased, although the Fund Manager would be entitled to exercise the option should it deem it advantageous to do so.


Underlying Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the U.S. markets. However, foreign markets may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker-dealer for performance of the contract. In addition, any profits an Underlying Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or the Underlying Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to the Underlying Funds, which could adversely affect the value of their net assets. There is no assurance that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting Underlying Funds to substantial losses.


Successful use of futures also is subject to a Fund Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Pursuant to regulations or published positions of the SEC, an Underlying Fund may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the Fund Manager's ability otherwise to invest those assets.


COMMODITIES AND FUTURES TRADING. Substantially all trading in commodities and futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although some financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.


         o VOLATILITY - Futures prices are highly volatile. Price movements for the futures contracts in which the Underlying Funds may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and domestic and international political and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.


         o POSITION LIMITS - The Commodity Futures Trading Commission (CFTC) has jurisdiction to establish, or cause exchanges to establish, position limits with respect to all commodities traded on exchanges located in the U.S. and may do so, and any exchange may impose limits on positions on that exchange. No such limits presently exist in the forward contract market or on certain non-U.S. exchanges.

         o PRICE LIMITS - U.S. commodity exchanges may limit fluctuations in futures contracts prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." In addition, even if futures prices have not moved the daily limit, the Fund Managers may not be able to execute futures trades at favorable prices if little trading in such contracts is taking place (a "thin" market).

         o MARGIN - Futures are typically traded on "margin." The "margin" is the amount of escrow or performance bond deposit that an Underlying Fund must make and maintain with its futures commission merchants (futures brokers) to secure its future obligation to close out open positions. The initial margin requirements may be satisfied by the deposit of cash (or, in some U.S. markets, certain U.S. Government obligations). The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Underlying Fund's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity. The level of margin that must be maintained for a given position is sometimes subject to increase, requiring additional cash outlays. In the futures markets, margin deposits are typically low relative to the value of the futures contracts purchased or sold. Low margin deposits are indicative of the fact that any futures contract trading typically is accompanied by a high degree of leverage. Because margin requirements normally range upward from as little as 2% or less of the total value of the contract, a comparatively small commitment of cash or its equivalent may permit trading in futures contracts of substantial value. As a result, price fluctuations may result in a contract profit or loss that is disproportionate to the amount of funds deposited as margin. Such a profit or loss may materialize suddenly, since the prices of futures frequently fluctuate rapidly and over wide ranges, reflecting both supply and demand changes and changes in market sentiment.


         o SIZE OF UNDERLYING FUND'S ACCOUNT - Depending upon the size of an Underlying Fund's account, it may be difficult or impossible for a Fund Manager to take or liquidate a position in a particular commodity, method or strategy due to the size of the accounts which may be managed by the Fund Manager.

CALL AND PUT OPTIONS ON SECURITIES INDICES. Some or all of the Underlying Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes is subject to the Fund Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

SECURITIES FUTURES CONTRACTS. Securities futures contracts include both futures contracts on single stocks and futures contracts on narrow-based securities indices. They are treated as both futures and securities and, therefore, are subject to the joint jurisdiction of the Securities and Exchange Commission and the CFTC. Securities futures contracts are subject to the same risks as other securities, as well as to the greater volatility and risks of futures trading. Since they are relatively new products, securities futures contracts have relatively low liquidity and no trading history.


FORWARD CONTRACTS. Underlying Funds may enter into forward contracts for the trading of certain commodities, such as currencies and precious metals, with U.S. and foreign banks and currency and precious metals dealers.


A forward contract is a contractual obligation to buy or sell a specified quantity of a commodity at or before a specified date in the future at a specified price and, therefore, is similar to a futures contract. However, forward contracts are not traded on exchanges and, as a result, are not afforded the regulatory protection of such exchanges or the CFTC; rather, banks and dealers act as principals in such markets. Neither the CFTC nor banking authorities regulate trading in forward contracts on currencies, and foreign banks are not regulated by any U.S. governmental agency. There are no limitations on daily price moves in such forward contracts. In addition, speculative position limits are not applicable to forward contracts trading, although brokers or the principals with which they may deal in the forward markets may limit the positions available to an Underlying Fund as a consequence of credit considerations. The principals who deal in the forward contract market are not required to continue to make markets in such contracts. There have been periods during which certain participants in forward markets have refused to quote prices for forward contracts or have quoted prices with an unusually wide spread between the price at which they are prepared to buy and that at which they are prepared to sell.

NEWLY ISSUED SECURITIES. The purchase of newly issued securities involves greater risk than securities trading in general. The prices of newly issued securities may not increase as expected and, in fact, may decline more rapidly. A "new issue" is any public offering of an equity security. While most people assume that newly issued securities will continue to trade at a premium until they are liquidated, there is no guarantee that this will occur.

INTEREST RATE AND CURRENCY FUTURES. Underlying Funds may purchase and sell interest rate futures contracts. An interest rate future obligates an Underlying Fund to purchase or sell an amount of a specific debt security at a future date at a specific price. Underlying Funds also may purchase and sell currency futures. A currency future obligates an Underlying Fund to purchase or sell an amount of a specific currency at a future date at a specific price. These Underlying Funds may employ the spot or forward markets for any or all commodities as well. The risk of loss in interest rate and currency futures transactions can be substantial. Successful use of futures depends upon the Fund Manager's ability to predict correctly movements in the direction of the relevant market. This requires different skills and techniques than predicting changes in the price of individual stocks.


TRADING IN ILLIQUID SECURITIES AND OTHER INVESTMENTS. Certain investment positions in which an Underlying Fund has an interest may be illiquid. Underlying Funds may invest in restricted or non-publicly traded securities and securities on foreign exchanges. This could prevent an Underlying Fund from liquidating unfavorable positions promptly and subject the Fund to substantial losses. This could also impair the ability of the Fund to distribute repurchase proceeds to an Investor in a timely manner. See "Special Risks of a Multi-Manager Structure - Valuation of Underlying Funds."


SMALL CAP STOCKS. Underlying Funds may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. Underlying Funds may purchase securities in all available securities trading markets.


INDUSTRY/SECTOR RISK. The Fund may invest in Underlying Funds that focus their investment strategy on a particular industry or sector. Investing in Underlying Funds focusing on equity and other securities of specific industry or sector issuers involves substantial risks. Market or economic factors affecting the industry or sector could have a major effect on the value of an Underlying Fund's investments.

Underlying Funds may target or concentrate their investments in particular markets, sectors, or industries. Underlying Funds may also be non-diversified and invest without limit in a single issuer. As a result of concentration of investments or non-diversified portfolios, the portfolios of such Underlying Funds may be subject to greater volatility than if they had non-concentrated and diversified portfolios. Those Underlying Funds that concentrate in a specific industry or target a specific sector are also subject to the risks of that particular industry or sector, which may include, but not be limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry, and sensitivity to overall market swings. Although the Fund intends to invest its assets across a range of strategies and markets, it is possible for the Fund to inadvertently concentrate its assets in one market, industry or sector because of the aggregate investment of Underlying Funds in a particular market, industry or sector.


INVESTMENTS IN "DISTRESSED COMPANIES." Underlying Funds may invest in securities and private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as loans, loan participations, claims held by trade or other creditors, non-performing and sub-performing mortgage loans, fee interests in real estate, partnership interests and similar financial instruments, most of which are not publicly traded and which may involve a substantial degree of risk. Underlying Funds that make such investments may lose a substantial portion or all of their investments in a troubled loan or equity interest or may be required to accept cash or securities with a value less than their share of the investment. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult for Fund Managers to obtain information as to the true condition of such entities.


INVESTMENTS IN REGISTERED INVESTMENT COMPANIES. The Fund, subject to any limitations imposed by the 1940 Act, may invest in Underlying Funds that invest in investment companies, and the Fund may directly invest in money market investment companies. An Investor who meets the conditions for investment in an investment company could invest in it directly and avoid exposure to the special risks of a multi-manager structure, including multiple layers of fees. In addition, the provisions of the 1940 Act, among other things, place restrictions on the amount of leverage that may be employed in the investment program of an investment company and prohibit or restrict the ability of an investment company from engaging certain types of transactions, including "affiliate transactions." Although such restrictions and prohibitions may be regarded as providing additional protections to Investors, in some cases such restrictions and prohibitions might limit the investment return of Investors in an investment company as compared to investments in other Underlying Funds. (See "Risk Factors
- Special Risks of a Multi-Manager Structure.")


EVENT RISK. Certain investments by Underlying Funds are based on the anticipated outcomes of company-specific or transaction-specific situations, and certain other investments by Underlying Funds are based on the anticipated outcomes of broader changes in markets or the economy. If the outcomes are not as anticipated (either because the change did not occur, did not occur in the manner or to the extent anticipated, or, in the worst case, because the outcome was contrary to what had been anticipated), Underlying Funds which make such investments could suffer losses and loss of opportunities for alternative investments.

LEVERAGE. Some or all of the Underlying Funds may make margin purchases of securities and, in that regard, borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks.

Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying percentages with respect to transactions in non-U.S. markets. Borrowings to purchase equity securities typically are secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements. (See "Risk Factors - Risks of Securities Investing - Reverse Repurchase Agreements.")

Although leverage will increase investment return if an Underlying Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if an Underlying Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of changes in the value of the Fund's investments in Underlying Funds. In the event that an Underlying Fund's equity or debt instruments decline in value, the Underlying Fund could be subject to a "margin call" or "collateral call," pursuant to which the Underlying Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Underlying Fund's assets, the Fund Manager might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging is subject to interest costs that may or may not be recovered by return on the securities purchased. The Underlying Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. The Adviser is not able to control the amount of, or the ability of a Fund Manager to incur, any leverage.


Although the Fund does not anticipate doing so, it may also borrow money for temporary or emergency purposes or in connection with a repurchase of Interests. The Fund may not borrow if, immediately after such borrowing, it would have an asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The Fund may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the Fund's total asset level below what is required by the 1940 Act or the Fund's loan agreements. If the Fund borrows to finance repurchases of Interests, interest on that borrowing will increase the Fund's expenses borne by Investors whose Interests are not repurchased in full by the Fund.


HIGH YIELD SECURITIES. Underlying Funds may invest a substantial portion of their assets in fixed income securities rated lower than Baa by Moody's Investor Service, Inc. ("Moody's") or lower than BBB by Standard & Poor's Corporation ("S&P") (or, if not rated, deemed by the Fund Manager to be of comparable quality). Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield" or "junk" bonds. Securities rated Baa are considered by Moody's to have some speculative characteristics. Lower-rated securities may include securities that have the lowest rating or are in default. Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Lower-rated securities may be more susceptible to losses and real or perceived adverse economic and competitive industry conditions than higher grade securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default, and to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of these Underlying Funds' portfolios. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market. The use of credit ratings to evaluate lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated.

LENDING PORTFOLIO SECURITIES. Some or all of the Underlying Funds may lend securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Underlying Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities and may earn interest or other compensation with respect to the loaned securities. The Fund might experience risk of loss if the institution with which an Underlying Fund has engaged in a portfolio loan transaction breaches its agreement with the Underlying Fund.

WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES. Some or all of the Underlying Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Underlying Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery of and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Underlying Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Underlying Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Fund Manager on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements involve a sale of a security by an Underlying Fund to a bank or securities dealer and the Underlying Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage which may also increase the volatility of the Underlying Fund's investment portfolio.


HEDGING TRANSACTIONS. The Underlying Funds may use certain financial instruments (including commodity interests, forward contracts and interest rate swaps, caps and floors) both for investment purposes and to seek to hedge against fluctuations in the relative values of the Underlying Funds' portfolio positions, as a result of changes in market interest rates or otherwise. Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions' value. Such hedge transactions also limit the opportunity for gain if the value of the portfolio positions should increase. It may not be possible for an Underlying Fund to hedge against an interest rate fluctuation that is so generally anticipated that the Underlying Fund is not able to enter into a hedging transaction at a price sufficient to protect the Underlying Fund from the decline in value of the portfolio position anticipated as a result of such a fluctuation.

DEFAULT AND COUNTERPARTY RISK. Some of the markets in which the Underlying Funds may effect transactions are "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Underlying Funds to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Underlying Funds to suffer a loss. In addition, in the case of a default, the Underlying Funds could become subject to adverse market movements while replacement transactions are executed. Such "counterparty risk" is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where an Underlying Fund has concentrated its transactions with a single or small group of counterparties. The Underlying Funds may not have an internal credit function that evaluates the creditworthiness of their counterparties. The ability of the Underlying Funds to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Underlying Funds (and, indirectly, the Fund).

STRATEGY-SPECIFIC RISKS. Strategy risk may arise in the event of the failure or deterioration of an entire strategy such that most or all Fund Managers employing that strategy suffer significant losses. Losses may result from excessive concentration by the Fund Managers in the same investment or broad events that adversely affect particular strategies (e.g., illiquidity within a given market). Additionally, there are inherent risks associated with specific strategies (e.g., investments in: securities of distressed companies, registered investment companies, event strategies, merger and risk arbitrage, convertible arbitrage, mortgage-backed securities, asset-backed securities, high yield securities, small capitalization stocks, technology sector, life sciences sector) and losses may arise if Fund Managers are unable to hedge such risks or respond to market conditions in a timely manner.

CONCENTRATION. At times, and from time to time, the Underlying Funds' assets may be concentrated in relatively few financial instruments or, although diversified, their performance nevertheless may be correlated by market-driven forces or through the use of common risk-measurement mechanisms.

SPECIAL RISKS OF A MULTI-MANAGER STRUCTURE


The Adviser invests assets of the Fund through Underlying Funds. The success of the Fund depends upon the ability of the Adviser and Fund Managers to develop and implement investment strategies that achieve the objectives of the Fund and the Underlying Funds, respectively. For example, the inability of a Fund Manager effectively to hedge an investment strategy that it uses may cause the assets of the Fund invested with such Underlying Fund to significantly decline in value and could result in substantial losses to the Fund. Moreover, subjective decisions made by the Adviser and the Fund Managers may cause the Fund to incur losses or to miss profit opportunities on which it may otherwise have capitalized. In addition, the overall performance of the Fund is dependent not only on the investment performance of individual Underlying Funds, but also on the ability of the Adviser to select and allocate assets among Underlying Funds effectively on an ongoing basis. There can be no assurance that the

Adviser's allocations will prove as successful as other allocations that might have been made or as successful as adopting a static approach in which Underlying Funds are not changed.

STRATEGY-SPECIFIC RISKS. Strategy risk may arise in the event of the failure or deterioration of an entire strategy such that most or all Fund Managers employing that strategy suffer significant losses. Losses may result from excessive concentration by the Fund Managers in the same investment or broad events that adversely affect particular strategies (E.G., illiquidity within a given market). Additionally, there are inherent risks associated with specific strategies (E.G., investments in: securities of distressed companies, registered investment companies, event strategies, merger and risk arbitrage, convertible arbitrage, mortgage-backed securities, asset-backed securities, high yield securities, small capitalization stocks, technology sector, life sciences sector) and losses may arise if Fund Managers are unable to hedge such risks or respond to market conditions in a timely manner.

MULTIPLE LAYERS OF FEES. By investing in Underlying Funds indirectly through the Fund, Investors bear a proportionate share of the fees and expenses of the Fund and, indirectly, similar expenses of the Underlying Funds. Investors could avoid the additional level of fees at the Fund level by investing directly with the Underlying Funds, although in many cases access to these Underlying Funds may be limited or unavailable. Fund Managers are compensated on terms that may include fixed and performance-based fees or allocations. Generally, fixed fees to Fund Managers, if applicable, range from 1.0% to 2.0% (annualized) of the average net asset value of the Fund's investment, and performance fees or allocations range from 10% to 25% of the net capital appreciation in the Fund's investment for the year or other measurement period. If Underlying Funds themselves invest in investment companies, Investors will indirectly bear the fees of those companies as well.

VALUATION OF UNDERLYING FUNDS. The valuation of the Fund's investments in Underlying Funds is ordinarily determined based upon valuations provided by the Fund Managers or the administrator of the Underlying Funds. Some securities in which the Underlying Funds invest may not have a readily ascertainable market price and will be fair valued by the Fund Managers or administrators. In this regard, a Fund Manager may face a conflict of interest in valuing the securities, as their value will affect the Fund Manager's compensation. Although the Adviser reviews the valuation procedures used by Fund Managers, the Adviser cannot confirm the accuracy of valuations provided by Fund Managers or administrators. In addition, the net asset values or other valuation information received by the Adviser from an Underlying Fund are typically estimated, and may be subject to later adjustment or revision by the Underlying Fund. Any such adjustment or revision may either increase or decrease the net asset value of the Fund at the time that the Fund is provided with information regarding the adjustment. The Fund does not expect to restate its previous net asset values to reflect an adjustment or revision by an Underlying Fund. If Underlying Fund valuations are consistently delayed, missing or inaccurate, the Adviser may consider whether the Underlying Fund continues to be an appropriate investment for the Fund. The Fund may be unable to sell interests in an Underlying Fund quickly, and could therefore be obligated to continue to hold the interests. In such a case, the Fund would continue to value the interests without the benefit of timely and accurate Underlying Fund valuations, and the Fund may determine to discount the value of the interests or value them at zero.

Underlying Funds may invest in illiquid or other investments that do not have a readily determinable market value. These investments are valued at "fair value" as determined by the Fund Managers or administrators either on a cost basis or using various other methods, including internal models and estimates. These "fair values" may not correspond to actual or realizable values. Similarly, to the extent the Fund makes investments directly in securities other than Underlying Fund interests, the investments may not have a readily determinable market value, and may be valued at "fair value" as determined in accordance with valuation procedures adopted by the Fund's Board.

Some Underlying Funds may hold all or a portion of their illiquid securities separately from the rest of their portfolio. These separate baskets of illiquid securities may be subject to restrictions on liquidation that are more strict than the liquidity restrictions applicable to general interests in the Underlying Fund. If the Fund liquidates its interests in such an Underlying Fund, it may be required to maintain these illiquid securities for an extended period of time. The value of these baskets of illiquid securities may fluctuate significantly.

The potentially material discrepancies between the Fund Managers' valuations of securities and the actual or realizable values of such securities create the risk of ongoing economic dilution to investors (such as the Fund) in the Underlying Funds. Subscriptions and tenders are processed, and the fees paid, on the basis of such valuations.

Similarly, if the Fund effectively includes the "fair value" of securities in determining the withdrawal proceeds payable to a tendering Investor, and such investments ultimately prove to be more valuable than their "fair value," the resulting profits will inure to the benefit of non-tendering Investors. If, however, such investments ultimately prove to be less valuable than their "fair value," tendering Investors will benefit at the expense of non-tendering Investors.

In the event that a Fund Manager is unable sufficiently to corroborate the internally generated "fair value" ascribed to securities, the Underlying Fund's auditor may qualify its report on the Underlying Fund as to compliance with generally acceptable accounting principles. The Adviser may cause the Fund to withdraw/redeem from a Underlying Fund that receives a qualified report. It is also possible that if a sufficient number of Underlying Funds receive qualified auditors' reports, the Fund will as well.

INFORMATION FROM FUND MANAGERS. Underlying Funds are generally not registered as investment companies under the 1940 Act, and, therefore, the Fund and Investors do not have the protections of the 1940 Act with respect to investments in Underlying Funds. For example, funds registered under the 1940 Act (like the Fund) are subject to provisions that limit transactions with affiliates and that require that a fund have a separate custodian and independent directors or trustees. Registered funds also are subject to reporting requirements that mandate the disclosure of the fund's portfolio investments. Consistent with applicable law, Underlying Funds may choose not to disclose the contents of their portfolios. Although the Adviser receives performance information from each Fund Manager, in most cases the Adviser has little or no means of independently verifying this information. In addition, the Adviser often will not be given complete or real time access to information regarding the actual investments made by Underlying Funds. As a result, the Adviser may not be able to fully ascertain the Fund's overall hedged or directional positions, or the extent of its concentration risk or exposure to specific financial instruments, securities, markets or strategies. The Adviser may not learn of significant structural events affecting a Fund Manager, such as personnel changes, major asset withdrawals or substantial capital growth, until after the fact. The absence of, or delay in receiving, this information may result in losses to the Fund. In addition, the Fund is dependent on each Underlying Fund to provide a Schedule K-1 to the Fund in a timely manner so that the Fund can provide each Investor with a Schedule K-1 in a timely manner. Investors will likely be required to obtain an extension of the filing date for their income tax returns at the federal, state and local levels.

FUND MANAGER MISCONDUCT OR BAD JUDGMENT. The Adviser cannot protect the Fund from the risk of Fund Manager fraud, misrepresentation, failure to comply with applicable registration, tax or regulatory requirements, or bad judgment.

For example, because the Fund will not have custody or control over the capital it invests in Underlying Funds, a Fund Manager (or its personnel) could divert or abscond with it. A Fund Manager also could fail to follow its stated investment strategy, objectives, policies or restrictions (e.g., entering into new or riskier markets or increasing its use of leverage beyond agreed-upon levels), issue false performance reports or engage in other misconduct.

In many cases, the bulk of Underlying Fund trading will be based on the market judgment of the Fund Managers' personnel. Their judgment may be in error, based on incomplete or inaccurate information or adversely affected by personal or emotional factors.

WIDE INVESTMENT LATITUDE. The governing documents of the Underlying Funds typically do not impose significant restrictions on the manner in which the Fund Managers of such Underlying Funds may invest and trade, and often permit the Fund Managers to invest and trade in a broad range of securities and other financial instruments. As a result, Fund Managers may from time to time modify their investment objectives, styles, policies or restrictions in response to changing market conditions, in many cases without notice to the Fund. Any such modification could involve changes in the types of securities and other instruments that a Fund Manager uses to implement its strategy, as well as changes in the markets in which such securities and instruments trade. There can be no assurance that any such modification would be successful or not result in losses to the Fund.

IMPACT OF UNDERLYING FUND CHANGES. If the Fund withdraws from one Underlying Fund and invests in another Underlying Fund at a time when the manager has cumulative losses since its last receipt of an incentive fee, the Fund will lose the benefit of these losses for incentive fee calculation purposes. If the replacement Underlying Fund generates new profit, the Fund may have to pay an incentive fee to the replacement manager even though it might not have had to pay an incentive fee to the former manager for the same level of profits.

UNEXPECTED LOSS. Alternative investment strategies are subject to the risk that strategy that previously involved relatively low volatility and risk suddenly and dramatically loses value.

DEPENDENCE OF FUND MANAGERS ON KEY PERSONNEL. Substantially all of the Fund Managers are dependent on the services of one or two persons. The loss of these individuals could have a substantial adverse impact on the performance of assets managed by that Fund Manager and make it impossible for a Fund Manager to continue to manage assets for the applicable Underlying Fund.

NO CONTROL OVER UNDERLYING FUNDS. The Adviser has no control over the investments made by an Underlying Fund and the financial instruments it trades (including determining the selection or creditworthiness of counterparties with which, and the exchanges on which, such Underlying Fund trades) or the leverage employed or the risks assumed by such Underlying Fund. It may be difficult, if not impossible, for the Adviser to protect the Fund from the risk of a Fund Manager's fraud, misrepresentation or material strategy alteration.

INDEPENDENT FUND MANAGERS. Each Fund Manager will receive any performance-based allocations to which it is entitled irrespective of the performance of the other Fund Managers and the Fund generally. Accordingly, a Fund Manager with positive performance may receive compensation from the Fund, and, thus, indirectly from Investors, even if the overall investment return of the Fund is negative. Investment decisions for the Underlying Funds are made by the Fund Managers entirely independently of each other. As a result, at any particular time, one Underlying Fund may be purchasing shares of an issuer whose shares are being sold by another Underlying Fund. Consequently, the Fund could directly or indirectly incur transaction costs without accomplishing any net investment result.


PROPRIETARY INVESTMENT STRATEGIES. Selected Underlying Funds may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Adviser. These strategies may involve risks under some market conditions that are not anticipated by the Fund Manager or the Adviser. The Fund Managers generally use investment strategies that are different than those typically employed by traditional managers of portfolios of stocks and bonds. The investment niche, arbitrage opportunity or market inefficiency exploited by a particular Underlying Fund may become less profitable over time as market conditions change.

DISADVANTAGES OF REPLACING FUND MANAGERS. If the Adviser elects to replace or allocate Fund assets away from a Fund Manager that has a "loss carryforward," the Fund would lose the "free ride" of any potential recoupment of the prior losses. In addition, the new Fund Manager would earn performance-based compensation on the first dollars of investment profits.


POSSIBLE ADVERSE EFFECTS OF INCREASING THE ASSETS MANAGED BY THE FUND MANAGERS. A Fund Manager may be limited in the amount of assets that it can successfully manage by the difficulty of executing substantially larger trades in order to reflect larger equity under management and the restrictive effects of legal position limits or restraints on disposition and possible market illiquidity. The rates of return recognized on the investment and trading of a limited amount of assets may have little relationship to those a Fund Manager can reasonably expect to achieve trading larger amounts of funds. A Fund Manager may not have agreed to limit the amount of additional equity which it may manage and, therefore, there can be no assurance that a Fund Manager's strategies will not be adversely affected by the additional equity represented by additions to the Fund's account or otherwise.

SUB-ADVISED ACCOUNT ALLOCATIONS. The Fund may place assets with a number of Fund Managers through opening discretionary managed accounts (Sub-Advised Accounts) rather than investing in Private Funds. Sub-Advised Accounts would be subject to
the  Fund's  investment   restrictions
and the 1940 Act. In addition, the Sub-Advised Accounts could, depending on the investment program utilized, expose the Fund to theoretically unlimited liability, and it is possible, given the leverage which certain of the Fund Managers may use to achieve their investment objectives, that the Fund could lose more by being invested in a Sub-Advised Account directed by a particular Fund Manager than if the Fund had been invested in a Private Fund managed by the Fund Manager.


INVESTMENTS IN NON-VOTING STOCK. Under the 1940 Act, if the Fund owns 5% or more of the outstanding voting securities of an Underlying Fund, the Underlying Fund may be deemed to be an "affiliated person" of the Fund. If an Underlying Fund is deemed to be an "affiliated person" of the Fund for purposes of the 1940 Act, limitations may be imposed on transactions between, on one hand, the Underlying Fund and its affiliated persons and, on the other hand, the Fund and its affiliated persons, including potentially the Adviser and other funds managed by the Adviser. To avoid these potential adverse regulatory consequences imposed under the 1940 Act, the Fund may, at the time of investment, elect to invest in a class of an Underlying Fund's non-voting securities (if such a class is available) or may, in a written contract with the Underlying Fund, waive voting rights associated with all or a portion of an Underlying Fund's voting securities held by the Fund. The Adviser determines whether the Fund will invest in non-voting securities or waive voting rights as part of its investment process. To the extent that the Fund holds non-voting securities of an Underlying Fund that issues voting securities or waives its voting rights, the Fund will not be able to vote on matters that require the approval of a specified percentage of voting securities in the Underlying Fund. This restriction could diminish the influence of the Fund in an Underlying Fund and adversely affect its investment in the Underlying Fund, which could result in unpredictable and potentially adverse effects on Investors.

DELAYS IN INVESTMENT IN UNDERLYING FUNDS. It is the intention of the Adviser that at all times the Fund will be fully invested in Underlying Funds. However, from time to time, one or more Underlying Funds may limit the amount of additional capital that they will accept from the Fund. In addition, even when additional investments are permitted by Underlying Funds, the Fund may make additional investments in an Underlying Fund only at certain times pursuant to limitations set forth in the governing documents of such Underlying Fund. In any such event, pending the allocation to additional Underlying Funds, or the agreement of the existing Underlying Funds to accept additional capital contributions from the Fund, initial or additional capital contributions made by Investors may be temporarily invested in money market instruments which may, subject to applicable law, include money market funds sponsored by and/or advised by the Adviser or its affiliates. Under these circumstances, continued sales of Interests will dilute the participation of existing Investors in the Underlying Funds in which the Fund is invested.

REPURCHASES; RE-ALLOCATION OF INVESTMENTS. As discussed above, the Adviser intends to invest the assets of the Fund in at least 15 Underlying Funds managed by independent Fund Managers. Under the terms of the governing documents of Underlying Funds, the ability of the Fund to withdraw any amount invested therein may be subject to restrictions and conditions, including restrictions on the withdrawal of capital for an initial period of as long as two years, restrictions on the amount of redemption requests and the number of times a year when redemption requests can be made (which could be no more frequently than annually), and investment minimums which must be maintained. Consequently, the ability of the Fund to repurchase all or any portion of an Investor's Interest may be adversely affected to varying degrees by such restrictions depending on, among other things, the length of any restricted periods imposed by the Underlying Funds, the amount and timing of a repurchase offer in relation to the time remaining of any restricted periods imposed by the Underlying Funds, the next regularly scheduled redemption dates of the Underlying Funds and the satisfaction of other conditions. Investors whose Interests are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the effective date of the repurchase. Further, repurchases of Interests, if any, may be suspended or postponed in the complete and absolute discretion of the Board. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Interests and the Underlying Funds. Also, the ability of the Adviser to reallocate investments among existing or new Underlying Funds or to replace an existing Fund Manager at any particular time may be adversely affected by such restrictions and conditions. The ability of an Investor to request a repurchase of all or any portion of a Capital
Account is also subject to the other conditions discussed herein. (See "Repurchases of Interests and Transfers.")

SUBSTANTIAL FEES AND EXPENSES PAYABLE REGARDLESS OF PROFITS. The Fund will incur obligations to pay management and performance compensation to the Fund Managers, the Management Fee to the Adviser, and the Fund's (and, indirectly, the Underlying Funds') operating, legal, accounting, auditing and other related expenses and fees, including the costs of offering Interests. The foregoing expenses are payable regardless of whether any profits are realized. In addition, performance-based compensation may be paid to the Fund Managers (See "Risk Factors - Incentive Compensation").

ENFORCEMENT RISK; HEDGE FUND MANAGERS' ACTIVITIES. There have been a number of widely reported instances of violations of securities laws involving hedge funds through the misuse of confidential information, diverting or absconding with assets, falsely reporting values and performance, and other violations of federal and state securities laws. These violations can result in significant liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. If any of the Fund Managers had committed such violations, the performance records of related Underlying Funds could be misleading. Furthermore, the Fund could be exposed to losses if an Underlying Fund engaged in these violations.


As a result, the SEC has recently passed new rules that will require advisers of certain hedge funds to register as "investment advisers" under the 1940 Act. These rules were challenged in court, and struck down. There is uncertainty regarding the regulation that may be imposed on hedge fund managers in the future. It is difficult to predict what effect new regulation might have on the Fund. It is possible that Fund Managers may change their investment approaches if they become newly subject to SEC oversight, may increase management fees for Underlying Fund investments to cover costs of compliance with the new rules, and may increase the length of applicable lock-up periods imposed by Underlying Funds managed by Fund Managers who wish to remain exempt from registration under the 1940 Act. In addition, the regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund has undergone substantial change in recent years, and this change is expected to continue for the foreseeable future. The effect of regulatory change on the Fund, while impossible to predict, could be substantial and adverse.

OTHER RISK FACTORS. Underlying Funds generally are permitted to redeem their interests in-kind. Thus, upon the withdrawal by the Fund of all or a portion of its interest in an Underlying Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser will seek to dispose of these securities in a manner that is in the best interests of the Fund.

A noncorporate Investor's share of the investment expenses of the Fund (including any asset-based fees at the Fund and Underlying Fund levels) may be subject to certain limitations on deductibility for regular Federal income tax purposes and may be completely disallowed for purposes of determining the noncorporate Investor's alternative minimum tax liability.

The Fund may agree to indemnify certain of the Underlying Funds and their Fund Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Interests.

CHANGES TO INVESTMENT OBJECTIVE, POLICIES, AND RESTRICTIONS


The investment objective of the Fund is not fundamental and may be changed by the Board without shareholder approval. Except as otherwise stated in this Prospectus or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board. The Fund generally intends to provide prior notice to Investors of any material change to the investment objective, material policies and material restrictions of the Fund. However, the Fund reserves the right not to do so where the Board determines that doing so would not be in the best interests of the Fund, for instance due to unusual or rapidly changing market conditions. In any event, it is possible that Investors will not be able to exit the Fund before changes take effect.


BORROWING

The Fund may borrow on a short-term basis to facilitate investments or cash management or to cover operating expenses. In addition, the Fund is authorized to make margin purchases of securities and to borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage" is speculative and involves certain risks. (See "Risk Factors - Risk of Securities Investing - Leverage.") Although leverage presents opportunities for increasing investment returns, it may also increase losses. Leverage magnifies the effect of events that affect, directly or indirectly, the value of the Fund's investments. In addition, interest expenses associated with leverage may affect the operating results of the Fund. The Fund does not currently intend to employ leverage.

BANKING REGULATION

The Adviser is a wholly owned subsidiary of Bank of America Corporation, and as such is subject to regulation under banking law, including for certain affiliates the Bank Holding Company Act of 1956, as amended, and to regulation by U.S. bank regulatory agencies, including, as appropriate, the Board of Governors of the Federal Reserve and the Office of the Comptroller of the Currency. These banking laws, rules, regulations and guidelines and the interpretation and administration thereof by the staff of the regulatory agencies restrict the transactions and relationships between Bank of America, N.A. and its affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund.

INCENTIVE COMPENSATION

The Fund  typically  incurs  advisory  fees  and  allocations  (asset-based  and performance-based) payable to the Fund Managers in connection with its investments in the Underlying Funds. Such arrangements may create incentives for the Fund Managers to engage in riskier transactions than would otherwise be the case if such performance-based compensation were not paid. The Fund may incur performance-based fees or allocations to some Fund Managers even though the performance of other Fund Managers or the Fund as a whole in a given year is negative. In addition, because such performance-based allocations are generally calculated on a basis that includes realized and unrealized appreciation of assets, the allocation may be greater than if it were based solely on realized gains.

LIQUIDITY RISKS


Interests in the Fund are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund may offer to repurchase Interests from time to time, an Investor may not be able to dispose of Interests in the Fund, and unlike shareholders of mutual funds, Investors do not have the right to require the Fund to redeem any Interests. Depending on market conditions and other factors, the Adviser expects that it will generally recommend to the Board that the Fund offer to repurchase Interests from Investors two times each year, in June and December. The Fund's ability to repurchase its Interests may be limited by its ability to withdraw funds from Underlying Funds, however. (See "Risk Factors - Special Risks of a Multi-Manager Structure - Repurchases; Re-Allocation of Investments.")

With respect to any tender offer for Interests by the Fund, the aggregate repurchase amount is determined by the Board in its discretion and may represent only a small portion of the Fund's outstanding Interests. Because the Fund's investments in Underlying Funds themselves have limited liquidity, the Fund may not be able to fund significant repurchases. Investors whose Interests are accepted for repurchase also bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their request for repurchase and the date of the repurchase. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Interests.


NON-DIVERSIFIED STATUS

There are no percentage limitations imposed by law on the percentage of the Fund's assets that may be invested in the securities of any one issuer. However, it is generally intended that not more than 10% of the assets of the Fund will be invested in any single Underlying Fund. The Adviser believes that this approach will help to reduce overall investment risk.

DISTRIBUTIONS TO INVESTORS AND PAYMENT OF TAX LIABILITY

INCOME TAX LIABILITY IS ANTICIPATED TO EXCEED DISTRIBUTIONS. Investors will be taxed on their allocable share of the Fund's taxable income, whether or not any amounts have been or will be distributed to them by the Fund. There is no present intention to make distributions. Accordingly, it is anticipated that Investors will incur tax liabilities as a result of being allocated taxable income from the Fund even though the Fund will not make current cash distributions with which to pay such taxes.

TAXES AND ECONOMICS MAY NOT MATCH DURING A CALENDAR YEAR. The income tax effects
of  the  Fund's   transactions   to  Investors  may  differ  from  the  economic
consequences of those transactions during a calendar year.

POSSIBILITY OF A TAX AUDIT. The Fund's tax returns might be audited by a taxing authority. An audit could result in adjustments to the Fund's tax return. If an audit results in an adjustment, Investors may be required to file amended returns and to pay additional taxes plus interest.

LIMITATIONS ON DEDUCTIONS. Tax laws in certain cases may limit an Investor's ability to deduct certain losses, including capital losses, and operating expenses allocable to it.

LIMITS ON DEDUCTIBILITY OF PASSIVE ACTIVITY LOSSES. It is expected that under applicable income tax regulations all Fund income, gains and losses allocable to non-corporate (and certain corporate) Investors will be treated as non-passive activity income, gains and losses. Accordingly, such Investors will be unable to offset their passive activity losses from other investments against their income from this investment, but Fund losses will not be subject to the limitations imposed on the deductibility of passive activity losses.


SCHEDULES K-1 MAY BE DELAYED; COMPLEX ADDITIONAL FORMS. The Fund may be unable to provide a final Schedule K-1 to Investors for any given tax year until after April 15 of the following year. Accordingly, it is anticipated that Investors will be required to obtain an extension of the filing date for their income tax returns at the federal, state and local levels. The Fund does not expect to be able to provide estimates of each Investor's taxable income before the due date for filing extensions and paying estimated taxes. Investors should consult their tax advisers concerning how such delayed reporting may affect them. An investment in the Fund may result in an Investor's having to file complicated additional forms or schedules with its own tax returns. For example, if the Fund invests in any foreign mutual funds, Investors will be required to file an IRS Form 8621 with their tax returns with respect to such investments. If the Fund generates tax losses from certain so-called "reportable" transactions and the tax losses from such transactions allocable to an Investor exceed specified limits, the Investor will be required to file an IRS Form 8886 with its own tax returns.

The Fund does not intend to make periodic distributions of net income or gains, if any, to Investors. Whether or not distributions are made, Investors are required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income. The amount and timing of any distributions are determined in the sole discretion of the Board.

THE FOREGOING LIST OF PRINCIPAL RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OR EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD READ THIS ENTIRE PROSPECTUS AND CONSULT WITH THEIR OWN ADVISERS BEFORE DECIDING TO INVEST IN THE FUND. ADDITIONAL INFORMATION MAY ALSO BE FOUND IN THE SAI. IN ADDITION, AS THE INVESTMENT PROGRAM OF THE FUND DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE FUND MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.

--------------------------------------------------------------------------------
                              CONFLICTS OF INTEREST
--------------------------------------------------------------------------------


You should be aware that BAIA and its affiliates and their partners, officers and employees, including those involved in the investment activities and business operations of the Fund, (collectively, for the purposes of this section "BAIA Affiliates"), are engaged in business unrelated to the Fund. Set forth below is disclosure related to a number of possible conflicts that may arise. This disclosure is not intended to be exhaustive.

BAIA Affiliates are active participants in the global currency, equity, commodity, fixed-income and other markets in which the Fund directly or
indirectly   invests.   As  such,  BAIA  Affiliates  are  actively   engaged  in
transactions in the same securities and other instruments in which the Underlying Funds selected by BAIA may invest. The proprietary activities or portfolio strategies of BAIA Affiliates and Fund Managers, or the activities or strategies used for accounts managed by BAIA Affiliates or Fund Managers for other customer accounts, could conflict with the transactions and strategies employed by BAIA for the Fund or the Fund Managers for the Underlying Funds and could affect the prices and availability of the securities and instruments in which the Fund invests directly or indirectly through its investments in Underlying Funds. BAIA Affiliates' and the Fund Managers' trading activities are carried out without reference to positions held directly or indirectly by the Fund and may have an effect on the value of the positions so held or may result in their having an interest in an issuer that is adverse to that of the Fund. Neither the BAIA Affiliates nor the Fund Managers are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, BAIA Affiliates and the Fund Managers may directly or indirectly compete with the Fund for appropriate investment opportunities.


BAIA Affiliates may create, write or issue derivative instruments where the counterparty is an Underlying Fund in which the Fund has invested or the performance of which is based on the performance of the Fund. BAIA Affiliates may keep any profits, commissions and fees accruing to them in connection with their activities for themselves and other clients, and the fees or allocations from the Fund to BAIA Affiliates are not reduced thereby.

Conflicts also may arise because the BAIA Affiliates and the Fund Managers and their respective affiliates serve as investment managers to numerous other accounts, some of which may have investment programs similar to that Fund or the Underlying Funds, as the case may be. Although BAIA manages investments on behalf of a number of other investment funds and customer accounts, investment decisions and allocations are not necessarily made in parallel among the Fund's account and the other investment funds and customer accounts. Investments made by the Fund do not, and are not intended to, replicate the investments, or the investment methods and strategies, of other accounts managed by BAIA Affiliates. Nevertheless, the BAIA Affiliates at times, and from time to time, may elect to make, on behalf of other accounts that they manage, the same investments that the Fund makes; however, these investments may not be made in parallel and the size of these investments may not be based on the capital in each account. Rather, such investments may be allocated among accounts based on perception of the appropriate risk and reward ratio for each account, the liquidity of the account at the time of the investment and on an on-going basis, and the overall portfolio composition and performance of the account. Moreover, other accounts managed by BAIA Affiliates may make investments and employ investment strategies that may not be made or employed by the Fund. Accordingly, the other accounts managed by BAIA or BAIA affiliates may produce results that are materially different from those experienced by the Fund. There may be similar conflicts of interest between Fund Managers and Underlying Funds, which could indirectly disadvantage the Fund by virtue of its investments in Underlying Funds.


BAIA Affiliates from time to time may invest proprietary or client capital with portfolio managers, including Fund Managers selected for the Fund, and may also invest in the same Underlying Funds that may be purchased for the Fund or in the Fund directly. BAIA Affiliates may have other business relationships with such Fund Managers and Underlying Funds, including without limitation prime brokerage relationships.


BAIA provides investment management services to other clients, including other multi-manager funds and managed accounts that follow investment programs substantially similar to that of the Fund. As a result, where a limited investment opportunity would be appropriate for the Fund and also for one or more of its other clients, BAIA is required to choose among the Fund and such other clients in allocating such opportunity, and may allocate less of such opportunity to the Fund than it would ideally allocate if it did not provide investment management services to other clients. In addition, BAIA may determine that an investment opportunity is appropriate for a particular client, or for itself or an affiliate, but not for the Fund. Situations may arise in which other client accounts managed by BAIA or its affiliates have made investments that would have been suitable for the Fund but, for various reasons, were not pursued by, or available to, the Fund. BAIA attempts to allocate limited investment opportunities among the Fund and its other client accounts in a manner it believes to be reasonable and equitable.

Subject to applicable law, BAIA may allocate assets of the Fund to Fund Managers affiliated with it or with which BAIA Affiliates have a business relationship, but not on terms more favorable to such Fund Managers than could be obtained through arm's length negotiation. Such business relationships could include agreements pursuant to which a BAIA Affiliate provides services to a Fund Manager and is compensated by receiving a share of the Fund Manager's revenue, including revenue based on a percentage of the Fund Manager's assets under management. BAIA Affiliates may enter into placement agent agreements with a Fund Manager, under which the Fund Manager may compensate BAIA Affiliates for referring investors (other than the Fund) to the Fund Manager.


Subject  to  applicable  law,  the Fund may enter  into  transactions  with BAIA
Affiliates. BAIA will, to the extent required by law, obtain the appropriate consents prior to entering into such transactions. Accordingly, the Fund may buy investments from, and sell investments to, BAIA Affiliates, and BAIA Affiliates may act as the Fund's counterparty in connection with swaps, options, forward contracts and other derivatives.


The Fund Managers may manage other accounts and may have financial incentives to favor then over the Fund or the Underlying Funds. Any of their proprietary accounts and other customer accounts may compete with the Fund or the Underlying Funds for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund or the Underlying Funds. The Fund Managers may give advice and recommend securities to, or buy or sell securities for, their respective portfolio or managed accounts in which the Fund's assets are invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers, even though their investment objectives may be the same as, or similar to, those of the Fund.

A Fund Manager may purchase investments that are issued, or are the subject of an underwriting or other distribution, by a BAIA Affiliate. A Fund Manager may invest, directly or indirectly, in the securities of companies affiliated with BAIA or in which a BAIA Affiliate has an equity or participation interest. The purchase, holding and sale of such investments for the Fund may enhance the profitability of the BAIA Affiliate's own investments in such companies.


Each Fund Manager has sole discretion to designate from time to time the broker-dealers through which transactions will be executed, including affiliates of BAIA ("Affiliated Brokers"). Therefore, BAIA has a conflict of interest between its duty to allocate the Fund's assets among Underlying Funds without concern for the broker-dealers which such Underlying Fund may be utilizing and its interest in allocating the Fund's assets among Underlying Funds that utilize Affiliated Brokers, thereby generating increased brokerage revenue for the Affiliated Brokers.

In selecting brokers to effect transactions for an Underlying Fund on a best execution basis, a Fund Manager may consider in addition to price, factors such as the quality of brokerage services, including such factors as execution capability, willingness to commit capital, creditworthiness and financial stability, financial responsibility and strength, the broker's facilities, reliability, clearance and settlement capability, and any research products or services provided by such broker. Accordingly, if a Fund Manager determines in good faith that the amount of commissions charged by a broker is reasonable in relation to the value of the brokerage and research products or services provided by such broker, transactions executed by such Fund Manager may not always be executed with the lowest available commissions. Research products or services provided to the Fund Manager may include research reports on particular industries or companies, economic surveys or analyses, recommendations as to specific securities, and other products or services, providing lawful and appropriate assistance to the Fund Manager in the performance of its investment decision-making responsibilities. Where a product or service obtained with commission dollars provides both research and non-research assistance to a Fund Manager, such Fund Manager makes a reasonable allocation of the cost which may be paid for with commission dollars. Typically, research received by a Fund Manager from a broker-dealer will be used to service all of the accounts of such Fund Manager. Nevertheless, such investment information provides an Underlying Fund with benefits by supplementing the research otherwise available to the Underlying Fund. However, there can be no assurance that such Underlying Fund will derive a benefit proportionate to the cost effectively borne by it.

If a Fund Manager seeks to purchase or sell the same financial instruments for an Underlying Fund and other accounts managed by such Fund Manager (including managed accounts of employees and other related accounts), it is authorized to bunch orders for the Underlying Fund with orders of other clients and to allocate the aggregate amount of the investment purchased or sold among such accounts. When executions occur at different prices during the day, a Fund Manager generally will give participating clients the average price in that security during the day. If the amount that a Fund Manager has been able to execute in the desired price range is not sufficient to fill all of its orders, the total amount executed will be allocated to its accounts in a manner determined in the discretion of such Fund Manager to be equitable. In some cases, this system may adversely affect the size or the price of the assets purchased or sold by the Fund Manager on behalf of an Underlying Fund.

An investor may also receive portfolio management advice in some different capacity (such as a beneficiary of a trust administered by a BAIA Affiliate) from a BAIA Affiliate. Accordingly, such an investor should be aware that the BAIA Affiliate may have a conflict of interest when proposing the Fund for investment because BAIA and BAIA Affiliates may receive two levels of fees from such an investor - a fee to the BAIA Affiliate providing advice in this other capacity and an indirect fee to BAIA for its management of the Fund. In addition, there may be arrangements between BAIA Affiliates relating to investments in the Fund. For instance, BAIA may make an intercompany credit or adjustment to the private bank division of Bank of America, N.A., a BAIA
Affiliate, for each year, in an amount equal to 0.50% of the total assets invested in the Fund by the private bank's customers.

The management of accounts with different advisory fee rates and/or fee structures, including accounts that pay advisory fees based on account performance ("performance fee accounts"), may raise potential conflicts of interest by creating an incentive to favor higher-fee accounts. These potential conflicts may include, among others:

               o The most attractive investments could be allocated to higher-fee accounts or performance fee accounts.

               o The trading of higher-fee accounts could be favored as to timing and/or execution price. For example, higher-fee accounts could be permitted to sell securities earlier than other accounts when a prompt sale is desirable or to buy securities at an earlier and more opportune time.

               o The trading of other accounts could be used to benefit higher-fee accounts (front-running).

               o The investment management team could focus their time and efforts primarily on higher-fee accounts due to a personal stake in compensation.

Other present and future activities of BAIA Affiliates, the Fund Managers and their affiliates may give rise to additional conflicts of interest.

--------------------------------------------------------------------------------
                                 USE OF PROCEEDS
--------------------------------------------------------------------------------

The proceeds from the sale of Interests, net of fees and expenses, normally will be invested in accordance with the Fund's investment program as soon as is practicable, and generally within one month after receipt of such proceeds by the Fund.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------


PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS. Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund's portfolio and the Fund's expenses. For past performance information, please refer to the section entitled "Financial Highlights."


--------------------------------------------------------------------------------
                             MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

GENERAL

The Board of Managers provides broad oversight over the operations and affairs of the Fund. The Board is comprised of persons who are not "interested persons" (as defined in the 1940 Act) of the Fund. The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company that is organized as a corporation.

THE ADVISER


BAIA serves as the Adviser of the Fund pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser, subject to the supervision and control of the Board, (i) regularly provides investment advice and recommendations to the Fund with respect to its investments, investment policies and the purchase and sale of securities for the Fund; (ii) develops, implements and supervises continuously the investment program of the Fund and the composition of its portfolio and determines what securities shall be purchased and sold by the Fund; (iii) arranges for the purchase of securities and other investments for the Fund and the sale or redemption of securities and other investments held in the portfolio of the Fund; and (iv) takes such further actions with respect to the foregoing as it deems necessary or advisable. In performing its duties under the Advisory Agreement, the Adviser may obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services, and it may enter into investment sub-advisory agreements with any registered investment advisers, subject to such approvals of the Board and Investors of the Fund as may be required to comply with applicable provisions of the 1940 Act. The Adviser is not required to, but may, hold Interests in the Fund. BAIA is a Delaware corporation and registered as an "investment adviser" under the Advisers

Act. BAIA is a wholly-owned indirect subsidiary of Bank of America Corporation. BAIA provides investment management services to one other closed-end management investment company in addition to the Fund as well as a number of private funds. BAIA's principal office is located at 100 Federal Street, Boston, Massachusetts 02110. As of March 31, 2007, BAIA had approximately $3.1 billion in assets under management.

The Fund pays the Adviser a Management Fee, computed no less frequently than quarterly, at an annual rate of 1.25% of the net assets of the Fund (before reduction for any repurchases of Interests). The continuance of the Advisory Agreement for a one-year period ending on October 31, 2007 was approved unanimously by the Board of Managers, each member of which is an Independent Manager, at a meeting called for that purpose on September 20, 2006. The
Advisory Agreement may be renewed for successive one-year terms, unless the Board (acting on behalf of the Fund) or the Adviser elects to terminate the Advisory Agreement on 60 days' prior written notice to the other. A discussion regarding the basis for the Board's approval of the Advisory Agreement is available in the Fund's Semi-Annual Report for the six months ended September 30, 2006.

On February 9, 2005, the Distributor and certain affiliates, including the former investment adviser to the Fund (the "Columbia Group"), entered into Assurances of Discontinuance with the New York Attorney General ("NYAG") (the "NYAG Settlements") and consented to the entry of cease-and desist orders by the Securities and Exchange Commission ("SEC") (the "SEC Orders") in connection with matters relating to mutual fund trading.


Copies of the SEC Orders are available on the SEC website at http://www.sec.gov. Copies of the NYAG Settlements are available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005.


In connection with the events that resulted in the NYAG Settlements and SEC Orders, various parties have filed suit against certain Columbia Funds (including former Nations Funds), the Trustees of the Columbia Funds, FleetBoston Financial Corporation (the former parent of the Adviser) and certain of its affiliated entities and/or Bank of America Corporation and certain of its affiliated entities. More than 300 cases, including those filed against entities unaffiliated with the Columbia Funds, their Boards, FleetBoston Financial Corporation and its affiliated entities and/or Bank of America Corporation and its affiliated entities, have been transferred to a multi-district proceeding in the Federal District Court in Maryland for consolidated or coordinated pretrial proceedings. The parties have reached settlements or settlements in principle with respect to the claims in the proceeding concerning the Columbia Funds. All such settlements are subject to court approval. Certain other actions against certain Columbia Funds, the Trustees of the Columbia Funds, advisers and affiliated entities, alleging among other things excessive fees and inappropriate use of fund assets for distribution and other improper purposes, have been consolidated in the Massachusetts federal court as IN RE COLUMBIA ENTITIES Litigation on March 2, 2005. On November 30, 2005, the judge dismissed all claims by plaintiffs and entered final judgment in favor of the defendants. The plaintiffs appealed to the United States Court of Appeals for the First Circuit on December 20, 2005.

A stipulation and settlement agreement dated January 19, 2007 was filed in the First Circuit on February 14, 2007, with a joint stipulation of dismissal and motion for remand to obtain district court approval of the settlement. That joint motion was granted and the appeal was dismissed. On March 6, 2007, the case was remanded to the District Court. On May 11, 2007, the District Court entered a preliminary approval order which granted preliminary approval of the settlement. A final settlement hearing, at which the District Court will determine whether the proposed settlement should be finally approved and the action dismissed on the merits with prejudice, is scheduled for September 18, 2007. The terms of the settlement , if finally approved, will require payments by one or more affiliates of the Adviser, including payments of plaintiffs' attorneys' fees and notice to class members. In the event that the settlement is not finally approved, the plaintiffs may elect to go forward with their appeal and no opinion is expressed regarding the likely outcome or financial impact of such an appeal on any fund.

As a result of these matters or any adverse publicity or other developments resulting from them, there may be increased tenders in Fund repurchase offers or reduced sales of Fund Interests, which could increase transaction costs or operating expenses, or have other adverse consequences for the Fund.


PORTFOLIO MANAGEMENT


The Fund's portfolio management decisions are made by an investment committee with representatives from portfolio management, operations, risk and other groups within the Adviser and Bank of America Corporation. The voting members of the investment committee as of the date of this prospectus are identified below.

DANIEL S. MCNAMARA, PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC., MANAGING DIRECTOR, INVESTMENT PRODUCTS GROUP, ACTING MANAGING DIRECTOR, ALTERNATIVE INVESTMENT GROUP ("AI GROUP"). Mr. McNamara has served as BAIA's President since January 2006. In December 2005 he was named the Managing Director of Bank of America's Investment Products Group, in which the AI Group line of business is organized. From 2001 to 2006, Mr. McNamara was Managing Director of the Consulting Services Group and Investment Strategies Group, two other lines of business within the Investment Products Group.

Mr. McNamara earned a BS in Economics from Rutgers University in 1988.

ALLEN CHENG, MANAGING DIRECTOR, PORTFOLIO MANAGEMENT, FUND OF HEDGE FUNDS - ALTERNATIVE INVESTMENT GROUP AND SENIOR VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. Mr. Cheng joined Bank of America in 2004 as manager of AI Group's fund-of-hedge funds team. He has significant experience in the alternative investment industry, particularly in identifying, selecting and monitoring hedge fund managers across multiple investment disciplines. From 2000 to 2004, Mr. Cheng was managing director and head of research at Optima Fund Management, an investment advisory firm that specializes in alternative investments.


Mr. Cheng earned a BA in Finance from the University of Maryland and an MBA degree from the University of Michigan.

JIM BOWDEN, MANAGING DIRECTOR - PORTFOLIO MANAGEMENT, PRIVATE EQUITY FUND OF FUNDS - ALTERNATIVE INVESTMENT GROUP AND SENIOR VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. Mr. Bowden has managed AI Group's private equity fund-of-funds business since its formation in 1998. In that capacity, Mr. Bowden has acted as the primary investment strategist for various private placement offerings and client advisory activities associated with the private equity asset class. He has led private placement capital raising activities, directed investment origination and has ongoing management and administration responsibilities for the business.


Mr. Bowden received his MBA and BBA from the University of Michigan in 1977 and 1975, respectively. Mr. Bowden is a Certified Public Accountant.


REED MURPHY, CIMA, DIRECTOR OF CONSULTING SERVICES GROUP AND EXECUTIVE VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. As the managing director of the Consulting Services Group ("CSG") of Bank of America's Global Wealth and Investment Management ("GWIM") group, Mr. Murphy oversees all aspects of the group's research, product development, due diligence, program management and client reporting associated with its advisory and fee based separate account and mutual fund programs. CSG also encompasses a national accounts team, which is responsible for managing the firm's non-advisory mutual funds and 529 program offerings. CSG serves the firm's affluent, mass affluent, ultra high net worth and institutional clients through Bank of America Premier Banking & Investments, The Private Bank of Bank of America, and their extensions including International Private Bank, Family Wealth Advisors, Philanthropic Management Services, and Retirement Services Group. Mr. Reed joined Bank of America in March 2002.

Mr. Murphy chairs GWIM's Investment Strategy and Portfolio Management Committees. The Investment Strategies Committee is responsible for defining and distributing investment strategies across GWIM, including but not limited to, economic, market and asset allocation advice. The Portfolio Management Committee is responsible for the approval and oversight of investment manager offerings, portfolio construction methodologies and the discretionary management of separate account, mutual fund and ETF portfolios.


Mr. Murphy graduated summa cum laude from Saint Louis University with a degree in finance. He was awarded membership to the Beta Gamma Sigma Business Honor Society. He holds an Investment Strategist Certification and earned the Certified Investment Management Analyst (CIMA) designation, both from the Wharton School of Business and the Investment Management Consultants Association
(IMCA). Mr. Murphy is a current member of the Managed Money Institute (MMI) where is co-chair of the Bank Distribution and Services Committee. He is also a member of the Investment Management Consultants Association (IMCA) and the Global Association of Risk Professionals (GARP).


WILLIAM W. MARTIN, SENIOR VICE PRESIDENT, RISK EXECUTIVE, BANK OF AMERICA. Mr. Martin is the Risk Management Executive for Columbia Management Group and AI Group at Bank of America. In this role, which he has held since May 2005, he is responsible for managing market, credit and operational risk across approximately $400 billion of assets managed in Active Equities, Quantitative Strategies, Cash Investments, Fixed Income, Funds of Hedge Funds,

Private Equity and Real Estate. Mr. Martin joined BAC in May 2005 from INVESCO, where he was Global Head of Investment Risk Management, responsible for risk management and performance measurement across approximately $200 billion of assets managed in investment centers around the world, covering Equities, Fixed Income, Structures Products, CDOs/CLOs, Hedge Funds, Private Equity and Real Estate. During his tenure, INVESCO achieved "global" AIMR GIPS compliant status, covering all assets under management. Prior to that, he was Global Head of Risk Management at the Royal Bank of Scotland Group, responsible for strategic, credit, market and operational risk across the Group's businesses.


In addition, Mr. Martin is Chairman of the Board of Trustees & Executive Committee for the Global Association of Risk Professionals, a not-for-profit association of 40,000 risk professionals around the world, offering education in all areas of risk management. Within GARP, Mr. Martin is also a member of the Editorial Board of the GARP Digital Library.

Mr. Martin earned his bachelor of business administration degree in Management Science from the Baruch School of Business Administration of the City University of New York in 1978.

JOSEPH P. QUINLAN, MANAGING DIRECTOR, CHIEF MARKET STRATEGIST - INVESTMENT STRATEGIES GROUP AND SENIOR VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. As Managing Director and Chief Market Strategist, Mr. Quinlan oversees the development and implementation of investment strategies to institutional and high-net-worth individuals, families and foundations for investment representatives, financial advisors and portfolio managers within The Private Bank, Banc of America Investment Services, Inc. (BAI) and GWIM. In this role, he surveys and evaluates the range of views across the financial marketplace, helps develop the firm's overall investment strategy and communicates the organization's point of view. Mr. Quinlan joined Bank of America in June 2003.

With nearly 20 years of financial services experience, Mr. Quinlan most recently served as a senior global economist/strategist for Morgan Stanley. Mr. Quinlan started his career with Merrill Lynch.

Mr. Quinlan earned his Master's in Political Economics and International Development from Fordham University and a BA in Political Science from Niagara University. Mr. Quinlan lectures on finance at New York University, where he has been a faculty member since 1992. In 1998 he was nominated as an Eisenhower Fellow and is currently a Fellow at the Paul H. Nitze School of Advanced International Studies of Johns Hopkins University and a Senior Fellow at the German Marshal Fund.

He has published more than 125 articles on economics, trade and finance, with publications appearing in such venues as FOREIGN AFFAIRS, THE FINANCIAL TIMES, THE WALL STREET JOURNAL and BARRON'S. He is the author, co-author, editor or contributor to eight books. He regularly appears on CNBC as a guest host on Squawk Box, as well as Bloomberg television, PBS and other media venues.


ALISON BALLARD, CFA, DIRECTOR OF RESEARCH - CONSULTING SERVICES GROUP AND VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. Ms. Ballard oversees CSG's mutual fund and separate account manager research efforts and the facilitation and development of topic papers and other advice-related deliverables for advisors and their clients. Ms. Ballard manages the analysts on the CSG Research team. Prior to joining Bank of America in June 2005, Ms. Ballard most recently served as the director of manager research and chair of the Due Diligence Committee at New England Pension Consultants ("NEPC"), where she was responsible for monitoring and assessing all investment managers across NEPC's diverse client base. Initially employed as a senior research analyst specializing in fixed income managers, Ms. Ballard was promoted to director of manager research in January 2002. At the time of her departure, assets under advisement were in excess of $225 billion. Ms. Ballard is a CFA(R) charter holder and a member of both the CFA Institute and the Boston Security Analysts Society. She completed her M.B.A. at Warwick University in Warwickshire, England.


DAVID M. HOHMANN, DIRECTOR OF FUND ADMINISTRATION OPERATIONS - ALTERNATIVE INVESTMENT GROUP AND SENIOR VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. Mr. Hohmann has been involved with the alternative investment industry for the past eight years. He is currently responsible for fund administration and operations of AI Group. In that capacity he is responsible for the funds' financial and tax reporting, accounting, audit and cash management functions. Prior to his current position, which he assumed in November 2005, he served as the Director of Fund Administration for AI Group's private equity fund of funds group at Bank of America. Previously to that he served as the Division Controller of FleetBoston's Principal Investing Group, where he had accounting responsibility for the group's direct private equity portfolio as well as the group's Fiduciary business. Mr. Hohmann was a Senior Associate in the Audit and Assurance practice of PricewaterhouseCoopers, specializing in the investment management industry. He received his undergraduate degree from the University of Massachusetts at Boston in 1991. Mr. Hohmann also served in the United States Naval Reserves until 1994. Mr. Hohmann is a certified public accountant.


NICHOLE QUINN, CIMA, MANAGING DIRECTOR, PRODUCT MANAGEMENT, DEVELOPMENT AND MARKETING - ALTERNATIVE INVESTMENT GROUP AND SENIOR VICE PRESIDENT, BANC OF AMERICA INVESTMENT ADVISORS, INC. As Managing Director, Ms. Quinn is responsible for overseeing all aspects of AI Group's marketing, product management and product development efforts. Prior to assuming this role in July 2006, Ms. Quinn was Managing Director, Product Management for the Consulting Services Group at Bank of America. In that role, her primary responsibilities included overseeing product management, communication, marketing, and a supporting sales desk for the fee-based platform. Ms. Quinn completed the Certified Financial Planner Education Program and holds a Certified Investment Management Analyst designation. Ms. Quinn is a member of the Investment Management Consultants Association. Ms. Quinn earned a BS in Business from State University of Albany in 1993.


The  SAI  provides   additional   information   about  the  committee   members'
compensation, other accounts managed by them and their ownership of Fund Interests.

ADMINISTRATION, ACCOUNTING, CUSTODY AND OTHER SERVICES


The Fund has retained BAIA to serve as the Administrator for the Fund. Pursuant to an agreement (the "Administration Agreement"), the Administrator provides, or arranges to provide, accounting, administrative and transfer agency services to the Fund. SEI has been retained as a sub-administrator to assist by providing certain accounting, administration and transfer agency services to the Fund. Pursuant to the terms of the Administration Agreement, the Fund pays the Administrator an amount equal to the fees payable by the Administrator to SEI under the sub-administration agreement. This amount includes a fee of 0.07% of the Fund's net assets and a fee for various other investor servicing and tax-related fees and reimbursement obligations. The asset-based fee is subject to breakpoint discounts to the extent Fund assets exceed certain threshold amounts.


The Fund's cash and securities are held under a Custodian Agreement by SEI Private Trust Company ("SEI Trust"). The Fund's assets are held under a bank custodianship in compliance with the 1940 Act. The principal address of SEI and SEI Trust is One Freedom Valley Drive, Oaks, Pennsylvania 19456. SEI Trust has also retained The Bank of New York to serve as sub-custodian to the Fund. The principal business address of The Bank of New York is 101 Barclay Street, 21 W Floor, New York, New York 10286.

The Fund has also retained PFPC Inc. under a Regulatory Administration Services Agreement to provide certain regulatory administration services, such as, among other things, preparing Board meeting materials, assisting in regulatory filings and preparing registration statements and amendments thereto. The principal business address of PFPC, Inc. is 301 Bellevue Parkway, Wilmington, Delaware 19809. The Fund has agreed to pay PFPC Inc. a monthly fee at an annual rate of 0.015% of the average net assets of the Fund, subject to a minimum annual fee which is currently $30,000. The Fund has also agreed to reimburse PFPC Inc. for certain expenses and to pay PFPC Inc. activity-specific fees.

FUND EXPENSES

The Fund bears, among others, the following expenses: (a) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research expenses and professional fees (including, without limitation, expenses of consultants and experts relating to investments), reasonable out of pocket expenses incurred in monitoring and evaluating Underlying Funds and Fund Managers (E.G., security background inquiries regarding existing and prospective Fund Managers), interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums and taxes withheld on non-U.S. dividends; (b) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal and state laws; (c) the costs and expenses of holding meetings of the Board and any meetings of Investors, including costs associated with the preparation and dissemination of proxy materials; (d) the fees and disbursements of Fund counsel, legal counsel to the Fund's Independent Managers, independent auditors for the Fund and other consultants and professionals engaged on behalf of the Fund; (e) the Management Fee; (f) the fees payable to fund accounting agents, transfer agents, custodians and other persons providing administrative services to the Fund; (g) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund and/or the Board; (h) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Investors; (i) any entity-level taxes; and
(j) such other expenses as may be approved by the Board.

All fees and expenses, duties and charges are charged to the Fund as the Board determines to be reasonable. In the case of any fees or expenses of a regular or recurring nature, such as audit fees, the Fund may calculate such fees and expenses on an estimated figure for yearly or other periods in advance and accrue the same in equal proportions over any period.


--------------------------------------------------------------------------------
                                  FISCAL PERIOD
--------------------------------------------------------------------------------

A new accounting period ("Fiscal Period") will commence on the first day of each fiscal year, on each date of any capital contribution to the Fund and on each date next following the date of repurchase of an Investor's Interest (in whole or in part), and the prior Fiscal Period will end on the date immediately preceding such date of commencement of a new Fiscal Period.

--------------------------------------------------------------------------------
                             INVESTOR QUALIFICATIONS
--------------------------------------------------------------------------------


Interests are only being offered to Investors that are qualified Investors. Currently, qualified Investors include (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "qualified purchasers" as defined by the 1940 Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition, Interests are offered only to Investors that are U.S. persons for Federal income tax purposes, as defined below, and may not be purchased by charitable remainder trusts. You must complete and sign an investor certification that you meet these requirements before you may invest in the Fund. A form of this investor certification is contained in Appendix A of this prospectus, although the actual certification may differ. The Fund is not obligated to sell through brokers, dealers or other financial institutions any Interests that have not been placed with qualified Investors that meet all applicable requirements to invest in the Fund. The Fund reserves the right, in its sole discretion, to reject any order for the purchase of an Interest or to suspend the offering of Interests at any time.


--------------------------------------------------------------------------------
                     REPURCHASES OF INTERESTS AND TRANSFERS
--------------------------------------------------------------------------------

NO RIGHT OF REDEMPTION OR TRANSFERS


No Investor or other person holding an Interest or a portion of an Interest acquired from an Investor has the right to require the Fund to redeem that Interest or any portion of it. There is no public market for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity is provided only through limited repurchase offers that are made from time to time by the Fund. Any transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void. Consequently, Investors may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below. For information on the Fund's policies regarding transfers of Interest, see "Repurchases and Transfers of Interests - Transfers of Interests" in the SAI.

REPURCHASES OF INTERESTS


The Fund expects to make offers, from time to time, to repurchase outstanding Interests pursuant to written tenders by Investors. Repurchase offers are made at times and on terms that the Board determines in its sole discretion, and are generally offers to repurchase a specified dollar amount of outstanding Interests. In determining whether and when the Fund should repurchase Interests, the Board considers the recommendations of the Adviser. Depending on market conditions and other factors, the Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from Investors twice each year, effective as of June 30 and December 31 of each year. The LLC Agreement provides that the Fund will be dissolved if the Interest of any Investor that has submitted a written request, in accordance with the terms of the LLC Agreement, for repurchase of its Interest, has not been repurchased by the Fund within a period of two years from the date of the request. See "Repurchases and Transfers of Interests--Repurchase Offers" in the SAI. The Board may also consider the following factors, among others, in making its determination:


     o whether any Investors have requested the repurchase of Interests or portions thereof by the Fund;
     o  the liquidity of the Fund's assets;
     o  the investment plans and working capital requirements of the Fund;
     o  the relative economies of scale with respect to the size of the Fund;
     o  the history of the Fund in repurchasing Interests or portions thereof;
     o  the economic condition of the securities markets; and
     o the anticipated tax consequences to the Fund or its Investors of any proposed repurchases of Interests or portions thereof.


The Fund will only repurchase Interests or portions of Interests from Investors pursuant to written tenders on terms that the Board determines are fair to the Fund and Investors. When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each Investor describing the terms of the offer and containing information that Investors should consider in deciding whether to tender Interests for repurchase. Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated price of their Interests from the Adviser during the period the offer remains open. Investors should be aware that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the effective date of the repurchase. Repurchases are effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Investors in accordance with the terms of the offer to repurchase.

Although the Fund has the option to pay all or a portion of the payments owed to tendering Investors by distributing marketable securities, these payments will generally consist of a non-interest bearing, non-transferable promissory note entitling the Investor to the cash payments described in "Repurchase Procedures.". The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Interests for repurchase. In the event that the Fund distributes securities in-kind, it is expected that all Investors whose Interests are being repurchased will receive, to the extent practicable, the same proportion of their respective distributions on an in-kind basis. Securities paid to Investors in-kind may be subject to liquidity restrictions which may limit the ability of Investors to redeem such securities for cash. (See "Risk Factors - Limited Liquidity.")


An Investor that tenders all or part of its Interest may have a taxable event when the Interest is repurchased. Gain, if any, is recognized by a tendering Investor only as and after the total proceeds received by the Investor exceed the Investor's adjusted tax basis in the Interest. A loss, if any, is recognized only upon tendering its entire Interest and only after the Investor has received full payment under the promissory note that is given to the Investor prior to the Fund's payment of the repurchase amount. Special rules apply if the Fund distributes securities to the tendering Investor. (See "Capital Accounts - Allocation of Net Profits and Net Losses; Expense Allocations.")

REPURCHASE PROCEDURES


The amount that an Investor may expect to receive on the repurchase of the Investor's Interest (or portion of it) is the value of the Investor's Capital Account (or portion thereof being repurchased) determined as of a specified Valuation Date. The "Valuation Date" is either the same date as the expiration date of the tender offer or a date within 65 days of the expiration date. The value of the Investor's Capital Account on the Valuation Date is based on the net asset value of the Fund's assets as of the Valuation Date, after giving effect to all allocations to be made as of that date to the Investor's Capital Account.

Investors whose Interests are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase requests and the Valuation Date. Investors will have to decide whether to request that the Fund repurchase their Interests without knowing what the value of their Interests will be on the Valuation Date. In addition, there will be a substantial period of time between the date by which Investors must submit a request to have their Interests repurchased and the date on which they can expect to receive final payment for their Interests from the Fund.

Payment of the purchase price pursuant to a tender of Interests or portions of Interests is expected to consist of a promissory note (the "Note") entitling the holder to: (i) an amount equal to at least 95% of the estimated unaudited value of the Interests (or portions thereof) tendered and accepted for purchase, determined as of the Valuation Date (the "Initial Payment"); and (ii) a contingent payment equal to the excess, if any, of (a) the value of the Interests (or portion thereof) tendered and accepted for purchase, determined as of the Valuation Date, determined based on the audited financial statements of the Fund, over (b) the Initial Payment. The Note may be held by the Administrator in the Investor's name. The Initial Payment will be made as soon as possible after the Valuation Date in accordance with the terms of the written offer from the Fund to repurchase the Interests, and in any event, the Fund will endeavor to pay Investors not more than 60 days after the Valuation Date. The amount of the contingent payment is subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which is expected to be completed within 60 days after the end of each fiscal year). The contingent payment is expected to be payable promptly after completion of the annual audit of the Fund's financial statements. The Initial Payment and contingent payment (if any) are expected to be made in cash. Cash payments pursuant to a tender of Interests will be made by wire transfer directly to the account in which the tendering Investor held its Interest or such other account as the tendering Investor may designate in writing. The payments will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

An Investor who tenders for repurchase only a portion of the Investor's Interest is required to maintain a Capital Account balance of at least $25,000. If an Investor tenders a portion of an Interest and the repurchase of that portion would cause the Investor's Capital Account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Investor so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Investors, the Fund may repurchase only a pro rata portion of the Interests tendered by each Investor or may take other actions described in the tender offer documents. Repurchases of Interests by the Fund are subject to certain regulatory requirements imposed by the rules of the SEC.


MANDATORY REPURCHASE BY THE FUND


The LLC Agreement provides that the Fund may redeem an Interest (or portion of an Interest) of an Investor or any person acquiring an Interest (or portion) from or through an Investor under certain circumstances, including if: (i) an Interest or portion of an Interest has been transferred in violation of the restrictions on transfer, or an Interest or portion of an Interest has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of an Investor; (ii) ownership of an Interest by an Investor or other person will cause the Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of the Interest may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation under the Internal Revenue Code of 1986, as amended (the "Code"); (iv) any of the representations and warranties made by an Investor in connection with the acquisition of the Interest was not true when made or has ceased to be true; or (v) an Interest was purchased using funds reasonably believed by the Fund or the Adviser to be derived from, or intended for money laundering or any activity which facilitates money laundering or the funding of terrorist or criminal activities.


--------------------------------------------------------------------------------
                    CALCULATION OF NET ASSET VALUE; VALUATION
--------------------------------------------------------------------------------

The net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of any Fiscal Period in accordance with U.S. generally accepted accounting principles and the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board. The net asset value of the Fund equals the value of the assets of the Fund, less all of its liabilities, including accrued fees and expenses.


The Valuation Committee values interests in Private Funds at fair value in accordance with written policies and procedures (the "Valuation Procedures") approved by the Board. The Fund's Board, including the Independent Managers, has been advised about its duties with respect to valuation as described in the Valuation Procedures. Fair value of interests of Private Funds ordinarily is the value determined by the Valuation Committee based upon the valuation reported by the Fund Manager or administrator of the Underlying Fund. Neither the Adviser nor the Valuation Committee may be able to confirm the accuracy of valuations provided by Fund Managers or administrators. As a general matter, the fair value of the Fund's interest in a Private Fund will represent the amount that the Fund could reasonably expect to receive from the Private Fund if the Fund's interests were redeemed at the time of the valuation, based upon information reasonably available at the time the valuation is made and that the Valuation Committee believes to be reliable. However, the value assigned may not represent amounts that would ultimately be realized, as such amounts depend on future circumstances and cannot be determined until liquidation of the Fund's interest in an Underlying Fund. As a result, the estimated value of the Fund's interests in an Underlying Fund may differ significantly from the value received upon liquidation. In the event that a Private Fund does not report a value to the Fund on a timely basis, the Fund will determine the fair value of the Private Fund based on the most recent value reported by the Private Fund, as well as any other relevant information available at the time the Fund values its portfolio. Prior to investing in any Private Fund, the Adviser will review the valuation methodology used by the Private Fund to determine whether they are consistent with U.S. generally accepted accounting principles, which as a general matter will use market value when available, and otherwise use principles of fair valuation that the Valuation Committee reasonably believes to comply with the requirements of U.S. generally accepted accounting principles. Following the Valuation Procedures, in the absence of specific transaction activity in a particular Private Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value a position at its net asset value as reported at the time of valuation, or whether to adjust a value to reflect a premium or discount.

Valuations provided to the Fund by a Fund Manager or administrator may be based upon estimated or unaudited reports, and may be subject to later adjustment or revision by the Fund Manager. Any adjustment or revision will either increase or decrease the net asset value of the Fund at the time that the Fund is provided with information regarding the adjustment. The Fund does not expect to restate its previous net asset values to reflect an adjustment or revision by a Private Fund. Accordingly, an Investor may have its Interest (or portion thereof) repurchased at a price that is higher or lower than a subsequently adjusted amount. For example, any increases in the net asset value of the Fund resulting from a subsequent adjusted valuation is entirely for the benefit of the outstanding Interests of the Fund and to the detriment of Investors who had Interests of the Fund repurchased at a price lower than the adjusted amount. The same principles apply to the purchase of Interests, and new Investors may be affected in a similar way. Although the Valuation Committee reviews the valuations provided by Fund Managers, the Valuation Committee cannot confirm the accuracy of valuations provided by Fund Managers. For more information, please refer to "Valuation of Assets" in the SAI.

Prospective Investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Adviser or Fund Managers regarding appropriate valuations should prove incorrect. Also, Fund Managers may only provide determinations of the net asset value of Underlying Funds on a weekly or monthly basis, in which event it may not be possible to determine the net asset value of the Fund more frequently. If Fund Manager valuations are consistently delayed, missing or inaccurate, the Adviser generally will consider whether the Underlying Fund continues to be an appropriate investment for the Fund. The Fund may be unable to sell interests in an Underlying Fund quickly, and could therefore be obligated to continue to hold the interests. In such a case, the Valuation Committee would continue to value the interests without the benefit of the Fund Manager valuations, and the Valuation Committee may determine to discount the value of the interests or value them at zero. See "Risk Factors - Special Risks of a Multi-Manager Structure - Valuation of Underlying Funds."


--------------------------------------------------------------------------------
                                CAPITAL ACCOUNTS
--------------------------------------------------------------------------------

GENERAL

The Fund maintains a separate Capital Account for each Investor, which has an opening balance equal to the Investor's initial contribution to the capital of the Fund (I.E., the amount of the investment less any applicable sales load). Each Investor's Capital Account is increased by the amount of any additional contributions by the Investor to the capital of the Fund. Similarly, each Investor's Capital Account is reduced by the sum of the amount of any repurchase by the Fund of the Investor's Interest, or portion thereof, plus the amount of any distributions to the Investor which are not reinvested. Capital Accounts of Investors are adjusted as of the close of business on the last day of each Fiscal Period for the purpose of allocating the net profit or net loss of the Fund during such Fiscal Period.

ALLOCATION OF NET PROFITS AND LOSSES; EXPENSE ALLOCATIONS


As of the last day of each Fiscal Period, any net profit or net loss for the Fiscal Period and any expenses are allocated among and credited to or debited against the Capital Accounts of the Investors in accordance with their respective Capital Account balances for such Fiscal Period.


ALLOCATIONS OF NET PROFITS AND NET LOSSES


The net profit or net loss of the Fund (including realized and unrealized gains and losses) as of the end of each Fiscal Period is allocated to each Investor in the proportion that its Capital Account as of the beginning of such Fiscal Period bore to the aggregate of the Capital Accounts of all Investors as of the beginning of that Fiscal Period. A Fiscal Period is a portion of a fiscal year that is used for the purpose of allocating net profits and net losses due to contributions to and withdrawals from Capital Accounts during a fiscal year (see "Fiscal Period" above). Net profit and net loss of the Fund are determined on the accrual basis of accounting using accounting principles generally accepted in the United States as a guideline (see "Calculation of Net Asset Value; Valuation" above).


TAX ALLOCATIONS


Allocations for Federal income tax purposes are generally made among Investors so as to reflect equitably amounts credited or debited to each Investor's Capital Account for the current and prior taxable years. Under the LLC Agreement, the Adviser has the discretion to allocate specially an amount of the Fund's capital gains, including short-term capital gain, for Federal income tax purposes to accounts, including an account of an Investor whose entire Interest is repurchased (a "Retiring Investor"), to the extent that the Capital Account balance of the Retiring Investor exceeds the Federal income tax basis in its respective Interests. There is no guarantee that the Internal Revenue Service ("the Service") will respect these allocations. If the Service successfully challenges them, the amount of income and gain allocable to Investors would be increased.


WITHHOLDING; ALLOCATION OF CERTAIN EXPENDITURES

Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Investor are debited against the Capital Account of that Investor as of the close of the Fiscal Period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Investor are reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Investor and any successor to the Investor's Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess.

Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Investors, are charged to only those Investors on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges are debited to the Capital Accounts of the applicable Investors as of the close of the Fiscal Period during which the items were incurred by the Fund.

RESERVES

Appropriate reserves may be created, accrued and charged against net assets and proportionately against the Capital Accounts of the Investors for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the Capital Accounts of those Investors who are Investors at the time when the reserve is created, increased or decreased, as the case may be; provided, however, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all those Investors, the amount of the reserve, increase, or decrease shall instead be charged or credited to those Investors who were Investors at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

VOTING

Each Investor has the right to cast a number of votes based on the value of the Investor's Capital Account relative to the value of the Capital Accounts of all Investors at any meeting of Investors called by the Board or Investors holding 25% or more of the total number of votes eligible to be cast by all Investors. Investors are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of the Board, the approval of the Advisory Agreement and the approval of the Fund's independent accountants, in each case to the extent that voting by shareholders is required by the 1940 Act. Except for the exercise of their voting rights, Investors are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------


The following is a summary of certain aspects of the income taxation of the Fund and its Investors that should be considered by a prospective Investor. The Fund has not sought a ruling from the Service or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues. This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences  that  may be  relevant  to a  particular  Investor  or to  certain
Investors subject to special treatment under the Federal income tax laws. Prospective Investors that are subject to special tax rules, such as governmental entities, insurance companies, banks, thrifts, foreign investors, traders of securities that elect to use a mark-to-market method of accounting for their securities holdings, dealers and other investors that do not own their interests in the Fund as capital assets, and investors exempt from taxation, should consult their own tax advisors as to the applicability of such special rules to an investment in the Fund.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.


IRS CIRCULAR 230 NOTICE. TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, YOU ARE HEREBY NOTIFIED THAT THE U.S. TAX ADVICE CONTAINED HEREIN (I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE FUND AND THE
ADVISER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.



TAX TREATMENT OF FUND OPERATIONS


CLASSIFICATION OF THE FUND. The Fund expects to be treated as a partnership for Federal income tax purposes and not as a "publicly traded partnership" or an association taxable as a corporation. Under Section 7704 of the Code, publicly traded partnerships are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors.


The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. It is expected that the Interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) within the meaning of the Section 7704 Regulations and, therefore, it is expected that the Fund will not be treated as a publicly traded partnership taxable as a corporation.


If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes, the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund, reducing the economic returns to the Investor; distributions of such income, other than in certain repurchases of Interests, would be treated as dividend income when received by the Investors to the extent of the current or accumulated earnings and profits of the Fund (and, thereafter, as tax-free return of basis to the extent thereof, and then as capital gain); and Investors would not be entitled to report profits or losses realized by the Fund.

As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service that reports the results of operations. Each Investor is required to report separately on its income tax return its distributive share of the Fund's long-term capital gains and losses, short-term capital gains and losses, dividends, and other items of income, gain, loss, deduction or credit as provided by the Regulations. Each Investor is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. Such taxable income and gain is required to be taken into account in the taxable year of the Investor in which the taxable year of the Fund ends. The Fund's taxable year ends on December 31.


ALLOCATION OF PROFITS AND LOSSES. Under the LLC Agreement, the Fund's net profit or net loss for each Fiscal Period is allocated among the Capital Accounts of Investors without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Investors pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net profits or net losses allocated to each Investor's capital account for the current and prior fiscal years.

Under the LLC Agreement, the Board has the discretion to allocate specially an amount of the Fund's capital gain (including short-term capital gain) for Federal income tax purposes to the Adviser and to a Retiring Investor, in either case to the extent that the capital account of the Adviser or the Investor, as the case may be, exceeds its Federal income tax basis in its Interest. There can be no assurance that, if the Board makes such a special allocation, the Service will accept such allocation. If the Service successfully challenges such allocation, the Fund's gains allocable to the remaining Investors would be increased.


TAX ELECTIONS; RETURNS; TAX AUDITS. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section
754. These optional adjustments could either increase or decrease the value of a Fund interest to a transferee (or remaining partners, as applicable) depending on the relevant facts because the election under Section 754 would increase or decrease the basis of the Fund's assets for the purpose of computing the transferee's (or remaining partners') distributive share of Fund income, gains, deductions and losses. The optional adjustments could also affect the timing and tax character of Fund allocations made to the Investors. Under the LLC Agreement, the Board, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

The Fund must make adjustments to the basis of partnership property as though the Fund had made the election described above (1) on a transfer of a Fund interest if immediately following the transfer the adjusted tax basis of the Fund's property would exceed its fair market value by more than $250,000, or (2) on a distribution of property if the adjustment would result in a basis reduction of the Fund's remaining assets of more than $250,000. These mandatory adjustments, if applicable, are expected to increase the tax accounting costs of the Fund. To assist in determining whether such mandatory adjustments must be made, the Fund may request an Investor who receives a distribution from the Fund, including in connection with a withdrawal in whole or in part, to provide the Fund with such Investor's adjusted basis in its Interest.


The Board decides how to report the partnership items on the Fund's tax returns, and all Investors are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Fund's items have been reported. In the event the Service audits the income tax returns of the Fund, the tax treatment of the Fund's income and deductions generally is determined at the Fund level in a single proceeding rather than by individual audits of the Investors. An Investor chosen by the Board, designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Investors. In addition, the Tax Matters Partner has the authority to bind certain Investors to settlement agreements and the right on behalf of all Investors to extend the statute of limitations relating to the Investors' tax liabilities with respect to Fund items.


TAX CONSEQUENCES OF DISTRIBUTIONS

An Investor receiving a cash liquidating distribution from the Fund in connection with a complete withdrawal from the Fund generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Investor and such Investor's adjusted tax basis in its Interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Investor's contributions to the Fund. However, a Retiring Investor will recognize ordinary income to the extent such Investor's allocable share of the Fund's "unrealized receivables" and certain appreciated inventory exceeds the Investor's basis in such unrealized receivables and certain appreciated inventory (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a Retiring Investor would recognize ordinary income.


An Investor receiving a cash non-liquidating distribution will recognize income (but not loss) in a similar manner only to the extent that the amount of the distribution exceeds such Investor's adjusted tax basis in its Interest.


As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to the Adviser and to a Retiring Investor to the extent the Investor's Capital Account would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the Retiring Investor recognizing capital gain, which may include short-term gain, in the Investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal. There is no guarantee that the Service will respect these allocations. If the Service successfully challenges the allocations, the amount of income and gain allocable to Investors would be increased.

DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if an Investor is an "eligible partner," such as an Investor whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.


FOREIGN TAXES

It is possible that certain dividends and interest received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, some foreign countries impose capital gains taxes on certain securities transactions involving foreign issuers. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.


The Investors will be informed by the Fund as to their proportionate share of the foreign taxes paid or incurred by the Fund. The Investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. An Investor that is tax-exempt will not ordinarily benefit from such credit or deduction.


CERTAIN REPORTING REQUIREMENTS WITH RESPECT TO FOREIGN INVESTMENTS


An Investor may be subject to certain reporting requirements requiring the Investor to file information returns with the Service with respect to certain transfers of cash or property by the Fund to a foreign partnership. An Investor also may be required to report certain transfers by the Fund to a foreign corporation if, in general, such Investor's proportionate share of the investment held through the Fund, as well as directly or by attribution, exceed certain thresholds. In addition, an Investor that acquires, directly or indirectly through the Fund, 10% by vote or value of the stock of a foreign corporation must report certain acquisitions or dispositions of, or proportional changes of, its interest in the foreign corporation. It is not expected that an Investor's indirect interest in a Fund investment in a foreign corporation will equal 10% of the voting power of the foreign corporation by reason of the Fund's share of such an investment. Investors may also be subject to filing requirements with respect to the Fund's investments in foreign corporations classified as "passive foreign investment companies" regardless of the size of such Investor's interest. The Fund has not committed to provide information about the Fund's investments that may be needed to complete any reporting requirements or elections. Investors are urged to consult with their own tax advisers with respect to these reporting requirements.


STATE AND LOCAL TAXATION


TAXATION OF THE FUND. In addition to the Federal income tax consequences described above, prospective Investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

TAXATION OF INVESTORS. State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. An Investor's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the Investor is a resident. In addition, an Investor may be required to report such Investor's distributive share of the income of the Fund to the state and municipality in which the income is deemed to have been earned or "sourced". A partnership in which the Fund acquires (directly or indirectly) an interest may conduct business in a jurisdiction that will subject to tax an Investor's share of the partnership's income from that business. Prospective Investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Investor is a resident.

Certain states require a partnership to withhold taxes on partnership income sourced in such jurisdiction that is allocable to certain nonresident partners and may limit the ability of partners to utilize their share of partnership losses to offset other income and gains that are taxable by such jurisdiction. The extent to which the Fund's income may be sourced to such states will depend on the particular investments made by the Fund and the Underlying Funds.


In addition to income taxes, the Fund and the Investors may be subject to other state and local taxes. Such may include unincorporated business taxes, franchise taxes, gift, estate and inheritance taxes, and intangible property taxes. Please refer to "Tax Aspects - State and Local Taxation" in the SAI for a further discussion of the potential state and local tax consequences of an investment in the Fund, including potential New York state tax consequences.

Prospective Investors should consult their tax advisors with respect to the possible effect of such state, local and other taxes on an investment in the Fund.

SCHEDULES K-1 MAY BE DELAYED; COMPLEX ADDITIONAL FORMS. The Fund may be unable to provide a final Schedule K-1 to Investors for any given tax year until after April 15 of the following year. Accordingly, it is anticipated that Investors will be required to obtain an extension of the filing date for their income tax returns at the federal, state and local levels. An investment in the Fund may result in an Investor's having to file complicated additional forms or schedules with his, her or its own tax returns. For example, if the Fund invests in any foreign funds, Investors may be required to file an IRS Form 8621 with their tax returns with respect to such investments. If the Fund generates tax losses from certain so-called "reportable" transactions and the tax losses from such transactions allocable to an Investor exceed specified limits, the Investor will be required to file an IRS Form 8886 with his or its own tax returns.


FEDERAL TAX CONSIDERATIONS FOR TAX EXEMPT INVESTORS. The Fund may engage in investment activities that will cause Investors that are generally exempt from U.S. federal income tax on certain categories of income (i.e., dividends, interest and capital gains realized from securities investment or trading activity) to realize "unrelated business taxable income." Accordingly, each prospective tax-exempt Investor is urged to consult its own tax advisor regarding the federal, state and local tax treatment of its investment in the Fund. Prospective tax-exempt Investors should also consult the SAI for additional information about the tax consequences of an investment in the Fund.

--------------------------------------------------------------------------------
                            DISTRIBUTION ARRANGEMENTS
--------------------------------------------------------------------------------

GENERAL

The Distributor acts as the distributor of Interests on a best-efforts basis, subject to various conditions, pursuant to the terms of a Distribution Agreement entered into with the Fund. The Distributor may also retain Selling Agents, which may be affiliates of the Adviser. Interests in the Fund are offered with a maximum sales load of 3.0%. The Selling Agents may be compensated from the sales load charged on purchases of Interests. Generally, all of the sales load is reallowed to the Selling Agent. In addition, the Adviser may make payments from its own resources to Selling Agents for selling Interests and/or providing related services to their customers. The Adviser may pay a Selling Agent, at the time of each investment in the Fund by a customer of the Selling Agent, an amount equal to 0.25% of the assets invested. The Adviser may also pay Selling Agents, for each year, an amount equal to 0.10% of the total assets invested in the Fund by the Selling Agent's customers during the year. The Fund is not obligated to sell through a Selling Agent any Interests that have not been placed with qualified Investors that meet all applicable requirements to invest in the Fund. The Distributor maintains its principal office at One Financial Center, Boston, Massachusetts 02111, and is an affiliate of the Adviser. In addition, as discussed in the "Conflicts" section, BAIA may make intercompany credits or adjustments to the private bank division of Bank of America, N.A., for each year, in an amount equal to 0.50% of the total assets invested in the Fund by the private bank's customers.

Interests are currently offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board.

Neither the Distributor nor any other broker, dealer or other financial institution is obligated to buy from the Fund any of the Interests. The Distributor does not intend to make a market in Interests. The Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the 1933 Act.



PURCHASE TERMS

Interests are being offered only to qualified Investors that meet all requirements to invest in the Fund. The minimum initial investment in the Fund by an Investor is $50,000. Subsequent investments must be at least $10,000. These minimums may be modified by the Fund from time to time, and they may be waived by the Fund for employees of the Adviser and its affiliates.

All Investor funds for closings of offerings are deposited in the Subscription Account maintained by The Bank of New York, as Escrow Agent, at 101 Barclay Street, 21 W Floor, New York, New York 10286, for the benefit of the Investors. Generally, potential Investors may also deposit monies in the Subscription Account by wire transfer pursuant to instructions provided to them by the Fund. Funds wired to the Subscription Account must be received no less than four (4) business days prior to the Closing Date, except as the Fund may determine in its sole discretion. Funds held in the Subscription Account may be invested in high quality, short-term investments. On the Closing Date, upon receipt of written instructions from an officer of the

Fund, the Escrow Agent will wire principal balances on deposit in the Subscription Account to the Fund. All interest earned on the escrow funds deposited in the Subscription Account will be distributed to the Fund and is not credited to any particular subscribing investor.


Before an Investor may invest in the Fund, the Distributor or the Investor's sales representative will require a certification from the Investor that it is a qualified Investor and meets other requirements for investment, and that the Investor will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. A form of Investor Certification is contained in Appendix A of this prospectus. The actual certification signed by an Investor may differ from the form of certification that is attached to this prospectus. An Investor's certification must be received by the Distributor, along with its payment as described above, otherwise an Investor's order will not be accepted. The Distributor retains the right, subject to the terms of the Distribution Agreement, to accept or reject any order for the purchase of shares in its discretion.


The LLC Agreement is contained in Appendix B of this prospectus. Each new Investor agrees to be bound by all of its terms by executing the Investor Certification form.

SALES LOAD

Investments in the Fund may be subject to a sales load of up to 3.0%, reduced according to the following schedule:

                  SALES LOAD SCHEDULE:

                  AMOUNT OF INVESTMENT              LOAD
                  Up to $100,000 .............      3.0%
                  $100,000 - $249,999 ........      2.5%
                  $250,000 - $499,999 ........      2.0%
                  $500,000 or more............      0.0%

SALES LOAD WAIVERS

The sales load may be waived by the Fund for certain types of Investors. The Distributor may, in its discretion, waive sales loads for purchases of Interests of the Fund by or on behalf of: (i) purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial or similar capacity; (ii) employees and retired employees (including spouses, children and parents of employees and retired employees) of the Distributor, the Adviser or any of their affiliates; (iii) Managers and retired Managers of the Fund (including spouses and children of Managers and retired Managers) and any affiliates thereof; (iv) purchasers who use proceeds from a distribution from a Bank of America trust or other fiduciary account, as long as the proceeds are invested in the Fund within 90 days of the date of disbursement; (v) brokers, dealers and agents who have a sales agreement with the Distributor; (vi) investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Interests of the Fund for (1) their own accounts or (2) the accounts of eligible clients and that charge a fee for their services; (vii) clients of such investment advisers or financial planners described in (v) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and (viii) orders placed on behalf of other investment companies that the Distributor, Adviser or an affiliated company distributes. To receive a sales load waiver in accordance with any of the above provisions, Investors must, at the time of purchase, give the Selling Agent and the Fund sufficient information to permit confirmation of the qualification.
Notwithstanding any waiver, Investors remain subject to the eligibility requirements set forth in this Prospectus.

RIGHTS OF ACCUMULATION

The sales load may also be lowered through the combination of purchases an Investor is planning to make in the Fund. By signing a letter of intent, an Investor can combine the value of Interests already owned with the value of Interests an Investor plans to purchase over a 13-month period to calculate the sales load.

     o The Investor can choose to start the 13-month period up to 90 days before signing the letter of intent.
     o Each purchase will receive the sales load that applies to the total amount the Investor plans to invest.
     o If the Investor does not invest as much as planned within the period, the Investor must pay the difference between the loads already paid and the loads that actually apply to the Interests the Investor has purchased.
     o The first investment must be at least 5% of the minimum amount for the sales load level that applies to the total amount the Investor plans to invest.

Any increases in the amount of sales load charged to an Investor for failure to meet the target investment will be debited directly from the Investor's Capital Account. If the investment an Investor has made later qualifies for a reduced sales load through the 90-day backdating provisions, an adjustment will be made for the lower load when the letter of intent expires. Any adjustment to the sales load will be credited to an Investor's Capital Account at the reduced sales load.

--------------------------------------------------------------------------------
                          TABLE OF CONTENTS OF THE SAI
--------------------------------------------------------------------------------

                                                                          Page

INVESTMENT POLICIES AND PRACTICES...........................................3
   Fundamental Policies.....................................................3
   Certain Investment Strategies and Other Operating Policies...............4
REPURCHASES AND TRANSFERS OF INTERESTS.....................................10
   Repurchase Offers.......................................................10
   Mandatory Repurchases...................................................10
   Transfers of Interests..................................................11
MANAGEMENT OF THE FUND.....................................................12
   Board of Managers and Officers..........................................12
   Committees of the Board.................................................15
   Manager Ownership of Securities.........................................16
   Manager Compensation....................................................16
INVESTMENT ADVISORY SERVICES...............................................17
   Information Regarding Portfolio Managers................................19
CODE OF ETHICS AND PROXY VOTING POLICY.....................................22

TAX ASPECTS................................................................23
   Tax Treatment of Fund Investments.......................................24
   Information Reporting and Related Matters...............................30
   Unrelated Business Taxable Income.......................................31
   Certain Issues Pertaining to Specific Exempt Organizations..............33
   State and Local Taxation................................................34
ERISA CONSIDERATIONS.......................................................36
BROKERAGE..................................................................38
VALUATION OF ASSETS........................................................39
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     AND LEGAL COUNSEL.....................................................40
CUSTODIAN..................................................................41
PRINCIPAL SHAREHOLDERS.....................................................41
SUMMARY OF LLC AGREEMENT...................................................41
     Liability of Investors................................................41
     Duty of Care..........................................................42
     Power of Attorney.....................................................42
     Term, Dissolution and Liquidation.....................................43
     Voting................................................................43
     Reports to Investors..................................................44
     Fiscal Year...........................................................44
FUND ADVERTISING AND SALES MATERIAL........................................44
FINANCIAL STATEMENTS.......................................................44

                                   APPENDIX A

                         FORM OF INVESTOR CERTIFICATION

         I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth in excess of $1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a "Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement. I am not a charitable remainder trust.

         As used herein, "net worth" means the excess of total assets at fair market value, including home, less total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property (E.G., mortgage loans, equity lines, etc.), or
(B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

         I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have reviewed the prospectus of the Fund and I understand the terms of the offering, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund may not be transferable, that there are significant limitations on withdrawals, and that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment. I have carefully read and understand the "Repurchases of Interests and Transfers" provisions in the prospectus. I also understand that even though the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act") (as described in the prospectus), the Underlying Funds in which the Fund invests generally are not registered as investment companies under the 1940 Act and, therefore, the Fund is not entitled to the protections of the 1940 Act with respect to those unregistered Underlying Funds.


         I understand that because the Fund may be unable to provide its tax reporting information until after April 15, an extension for filing my tax returns may be needed and that an investment in the Fund may result in having to file additional tax forms or schedules regarding, for example, so-called "reportable" transactions or passive foreign investment companies.

I understand that, for tax-exempt investors, there are tax consequences associated with unrelated business taxable income ("UBTI") that may be generated by the Fund, and that those tax consequences for charitable remainder trusts can be more severe (i.e. a 100% excise tax on the amount of UBTI) than for other tax-exempt entities. In addition, UBTI may require additional tax filings, which would not be otherwise required. I have reviewed any applicable material in the prospectus regarding UBTI that may be generated by the Fund, and have independently made the decision to consent to an investment in the Fund after consulting such legal, tax and financial advisors (other than the Bank) as I deem necessary.



         If I am an authorized fiduciary executing this Investor Certification on behalf of a Plan (the "Fiduciary"), I represent and warrant that: (i) I am aware of and understand the Fund's investment objective, policies and strategies and the risks associated with an investment in the Fund; (ii) I have made the decision to invest plan assets in the Fund with appropriate consideration of relevant investment factors with regard to the Plan and such decision is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under the Employee Retirement Income Security Act of 1974, as amended, (iii) I am independent of the Adviser, the Managers and their affiliates ("Affiliated Persons"), have not relied on any individualized advice or recommendation of the Affiliated Persons as the primary basis for the decision to invest in the Fund and have made such decision based on my own judgment and the advice of advisers independent of the Affiliated Persons; and (iv) an investment in the Fund is permissible under the documents governing the Plan and the Fiduciary and the documents governing the Plan and the Fiduciary authorize me to direct an investment in the Fund for the Plan.


         I understand that Bank of America, N.A. (the "Bank") and/or certain of its affiliates provide services to the Fund for which they are compensated as described in the prospectus and Statement of Additional Information for the Fund. In particular, I understand that the Fund is advised by an affiliate of the Bank and receives a management fee of 1.25% per annum of the net assets of the Fund. I further understand that brokers, dealers and other financial institutions involved in the distribution of interests in the Fund and the Underlying Funds, including the Bank and its affiliates, may receive compensation from the Fund's investment adviser in connection with the sale and servicing of interests in the Fund, and that any sales representative may share in this compensation. The fees that may be paid by the Fund for investment advisory and certain other services are determined from time to time by the Fund's Board of Directors and are subject to change.


         I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Banc of America Investment Advisors, Inc. and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

         By signing below, I hereby execute, as an Investor, and agree to be bound by the terms of the Fund's amended and restated Limited Liability Company Agreement, dated as of December 1, 2005 (the "Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix B to the prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

                CERTIFICATION OF NON-FOREIGN STATUS AND FORM W-9

         I certify that I am a U.S. person and that I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear below, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (3) the IRS has notified me that I am no longer subject to backup withholding.* I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

*THE INVESTOR MUST CROSS OUT THE PRECEDING SENTENCE IF IT HAS BEEN NOTIFIED BY THE IRS THAT IT IS CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE IT HAS FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON ITS TAX RETURN.

                                   APPENDIX B

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                       LIMITED LIABILITY COMPANY AGREEMENT

                           AMENDED AND RESTATED AS OF
                               MARCH 24, 2003, AND
                                DECEMBER 1, 2005

                  THIS LIMITED LIABILITY COMPANY AGREEMENT of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") is by and among Thomas W. Brock, Alan Brott and Thomas G. Yellin as the Managers, Banc of America Investment Advisors, Inc. as the Special Advisory Member, and those persons hereinafter admitted as Members.

                  WHEREAS, the Fund has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to the Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on October 3, 2002;

                  NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                   DEFINITIONS

                  For purposes of this Agreement:

Administrator                                    The   person    who    provides
                                                 administrative  services to the
                                                 Fund     pursuant     to     an
                                                 administrative         services
                                                 agreement.

Adviser Banc of America Investment Advisors, Inc., a corporation organized under Delaware law, or any person who may hereinafter serve as the investment adviser to the Fund pursuant to an Investment Advisory Agreement.

Advisers Act                                     The    Investment  Advisers Act
                                                 of   1940   and   the    rules,
                                                 regulations      and     orders
                                                 thereunder,   as  amended  from
                                                 time to time,  or any successor
                                                 law.

Affiliate                                        An   affiliated   person  of  a
                                                 person as such term is  defined
                                                 in the 1940 Act.

Agreement                                        This Limited  Liability Company
                                                 Agreement, as amended from time
                                                 to time.

Board of Managers                                The    Board     of    Managers
                                                 established pursuant to Section
                                                 1.6.

Capital Account                                  With  respect  to  each Member,
                                                 the capital account established
                                                 and maintained  on  behalf   of
                                                 each Member
                                                 pursuant to Section 4.3.

Capital Percentage                               A percentage  established   for
                                                 each member on the Fund's books
                                                 as of each Expense   Allocation
                                                 Date.  The Capital   Percentage
                                                 of  a  Member  on  an   Expense
                                                 Allocation   Date    shall   be
                                                 determined  by   dividing   the
                                                 amount of  capital  contributed
                                                 to  the  Fund  by  the   Member
                                                 pursuant to Section 4.1  hereof
                                                 by   the  sum   of the  capital
                                                 contributed to the Fund by each
                                                 Member  pursuant to Section 4.1
                                                 hereof on or  prior   to   such
                                                 Expense  Allocation  Date.  The
                                                 sum of the Capital  Percentages
                                                 of all members on each  Expense
                                                 Allocation  Date  shall   equal
                                                 100%.

Certificate                                      The Certificate of Formation of
                                                 the  Fund  and  any  amendments
                                                 thereto   as  filed   with  the
                                                 office  of  the   Secretary  of
                                                 State of the State of Delaware.

Closing Date                                     The   first   date  on or as of
                                                 which a  person  other  than an
                                                 Organizational     Member    is
                                                 admitted   to  the  Fund  as  a
                                                 Member.

Code The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

Delaware Act                                     The      Delaware       Limited
                                                 Liability  Company  Act  as  in
                                                 effect on the date  hereof  and
                                                 as  amended  from time to time,
                                                 or any successor law.

Distributor                                      Columbia             Management
                                                 Distributors,  Inc.  (successor
                                                 -in-interest     to       BACAP
                                                 Distributors,  LLC),   or   any
                                                 person who may  hereafter serve
                                                 as the distributor of Interests
                                                 pursuant       to   a   general
                                                 distributor's   agreement  with
                                                 the Fund.

Expense Allocation Date                          The      Closing    Date,   and
                                                 thereafter  each    day   on or
                                                 before one year following   the
                                                 Closing  Date   as   of which a
                                                 contribution  to the capital of
                                                 the  Fund is made  pursuant  to
                                                 Section 4.1 hereof.

Fiscal Period                                    A Fiscal  Period will  commence
                                                 on the first day of each Fiscal
                                                 Year, on   each  date   of  any
                                                 capital  contribution  to   the
                                                 Fund   and  on each date   next
                                                 following the   date   of   any
                                                 withdrawal  of  capital  (i.e.,
                                                 repurchase  of Interests by the
                                                 Fund from such Member  pursuant
                                                 to Section  3.6), and the prior
                                                 Fiscal  Period  will end on the
                                                 date immediately preceding such
                                                 date of  commencement  of a new
                                                 Fiscal

                                                 Period.

Fiscal Year                                      The   period    commencing   on
                                                 the Closing  Date and ending on
                                                 March 31, 2003,  and thereafter
                                                 each period commencing on April
                                                 1 of each  year and  ending  on
                                                 March  31 of each  year  (or on
                                                 the    date    of    a    final
                                                 distribution     pursuant    to
                                                 Section 5.2 hereof), unless and
                                                 until  the  Board  of  Managers
                                                 shall elect another fiscal year
                                                 for the Fund.

Form N-2                                         The       Fund's   Registration
                                                 Statement  on  Form  N-2  filed
                                                 with   the    Securities    and
                                                 Exchange Commission, as amended
                                                 from time to time.

Fund The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

Fund Managers                                    Portfolio      managers     for
                                                 the  Underlying  Funds in which
                                                 the Fund invests.

Independent Managers                             Those       Managers    who are
                                                 not "interested persons" of the
                                                 Fund as such term is defined by
                                                 the 1940 Act.

Initial Manager                                  Robert H. Gordon,   the  person
                                                 who directed the formation   of
                                                 the Fund and served as the sole
                                                 initial Manager.

Interest The entire ownership interest in the Fund at any particular time of a Member or the Special Advisory Member, or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to
                                                 Section 3.4  hereof,  including
                                                 the rights and  obligations  of
                                                 such  Member  or  other  person
                                                 under  this  Agreement  and the
                                                 Delaware Act.

Investment Advisory Agreement                    A  separate  written  agreement
                                                 entered    into  by  the   Fund
                                                 pursuant  to which the  Adviser
                                                 provides investment    advisory
                                                 services to the Fund.

Manager An individual designated as a manager of the Fund pursuant to the provisions of Section 1.6 of the Agreement and who serves on the Board of Managers of the Fund.

Member Any person who shall have been admitted to the Fund as a member (including any Manager in such person's capacity as a member of the Fund but excluding any Manager in such person's capacity as a Manager of the

                                                 Fund)      until    the    Fund
                                                 repurchases the entire Interest
                                                 of such    person  pursuant  to
                                                 Section  3.6  hereof   or     a
                                                 substituted member or   members
                                                 are  admitted  with  respect to
                                                 any    such  person's    entire
                                                 Interest as a  member  pursuant
                                                 to    Section 3.4 hereof;  such
                                                 term  includes the  Adviser  to
                                                 the extent  the Adviser makes a
                                                 capital contribution  to    the
                                                 Fund and  shall    have    been
                                                 admitted  to    the   Fund as a
                                                 member,  but shall not  include
                                                 the Special Advisory  Member in
                                                 its capacity as such.

Net Assets                                       The   total  value    of    all
                                                 assets  of the  Fund,  less  an
                                                 amount  equal  to  all  accrued
                                                 debts,      liabilities     and
                                                 obligations    of   the   Fund,
                                                 calculated before giving effect
                                                 to    any     repurchases    of
                                                 Interests.

Net Profit or Net Loss                           The  amount by which  the   Net
                                                 Assets as of   the   close   of
                                                 business  on the last day of  a
                                                 Fiscal  Period  exceed (in  the
                                                 case of Net Profit) or are less
                                                 than (in the case  of Net Loss)
                                                 the Net  Assets   as   of   the
                                                 commencement of the same Fiscal
                                                 Period (or, with respect to the
                                                 initial  Fiscal  Period of  the
                                                 Fund,  as of   the   close   of
                                                 business on the Closing Date).

1940 Act The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Organizational Expenses                          The       expenses     incurred
                                                 by the Fund in connection  with
                                                 its   formation,   its  initial
                                                 registration  as an  investment
                                                 company under the 1940 Act, and
                                                 the    initial    offering   of
                                                 Interests.

Organizational Member                            The      Distributor,     which
                                                 contributed  initial capital to
                                                 the Fund  prior to the  Closing
                                                 Date.

Securities                                       Securities (including,  without
                                                 limitation,    equities,   debt
                                                 obligations, options, and other
                                                 "securities" as  that  term  is
                                                 defined in Section  2(a)(36) of
                                                 the 1940 Act) and any contracts
                                                 for forward or future  delivery
                                                 of    any     security,    debt
                                                 obligation  or currency,     or
                                                 commodity,  all    types     of
                                                 derivative  instruments     and
                                                 financial  instruments  and any
                                                 contracts based on any index or
                                                 group  of    securities,   debt
                                                 obligations   or currencies, or
                                                 commodities,  and any   options
                                                 thereon.

Special Advisory Member                          The Adviser in its capacity  as
                                                 the investment adviser to   the
                                                 Fund.

Transfer The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive
                                                 any       allocations       and
                                                 distributions  attributable  to
                                                 an Interest.

Underlying Funds                                 Investment      funds      into
                                                 which  the Fund  will  allocate
                                                 its assets for investment.

Valuation Date                                   The  date    as   of which  the
                                                 Fund  values  an  Interest  for
                                                 purposes  of  determining   the
                                                 price at which the  Interest is
                                                 to be  purchased  by  the  Fund
                                                 pursuant  to an  offer  made by
                                                 the Fund  pursuant  to  Section
                                                 3.6 hereof.

                                   ARTICLE I

              ORGANIZATION; BOARD OF MANAGERS; ADMISSION OF MEMBERS

                  1.1      Formation of Limited Liability Company

                  The Fund has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate and initial amendments, which actions are hereby ratified by the execution of this Agreement. The Board of Managers shall execute and file in accordance with the Delaware Act any future amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

                  1.2      Name

                  The name of the Fund shall be "BACAP Alternative Multi-Strategy Fund, LLC" or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

                  1.3      Principal and Registered Office

                  The Fund shall have its principal office at 40 West 57th Street, New York, New York, 10019, or at such other place designated from time to time by the Board of Managers.

                  The Fund shall have its registered office in Delaware at 1209 Orange Street, Wilmington, DE 19801 and shall have The Corporation Trust Company as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board of Managers.

                  1.4      Duration

                  The  term  of  the  Fund   commenced  on  the  filing  of  the
Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 5.1 hereof.

                  1.5      Business of the Fund

                  (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, both directly and through the purchase of limited partnerships, limited liability companies and other interests in any Underlying Funds, to engage in any financial or derivative transactions relating thereto or otherwise and to exercise such rights and powers as permitted by limited liability companies under the Delaware Act. The officers of the Fund may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business.

                  (b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

                  1.6 Board of Managers

                  (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 1.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section
2.4 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Fund. The number of Managers shall be fixed from time to time by the Board of Managers.

                  (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Fund, unless his or her status as a Manager shall be sooner terminated pursuant to Section 3.2 hereof. In the event of any vacancy in the position of manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

                  (c) In the event that no Manager remains to continue the business of the Fund, the Special Advisory Member shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 5.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 5.2 hereof.

                  1.7 Members

                  The Fund may offer Interests for purchase by investors in such manner and at such times as may be determined by the Board of Managers. All subscriptions for Interests are subject to the receipt by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its sole discretion reject any subscription for an Interest. The Board of Managers may, in its sole discretion, suspend the offering of the Interests at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member.

                  1.8 Special Advisory Member

                  The Adviser has been admitted to the Fund as the Special Advisory Member, subject to approval in accordance with the requirements of the 1940 Act. The interest in the Fund of the Special Advisory Member shall be non-voting and shall have no participation in the net profit or net loss of the Fund. If at any time the Investment Advisory Agreement between the Fund and the person then serving as Adviser terminates, the Board of Managers shall admit as a substitute Special Advisory Member, upon its signing this Agreement, such person as may be retained by the Fund to provide investment advisory services pursuant to an Investment Advisory Agreement, subject to the due approval of such Investment Advisory Agreement with such person in accordance with the requirements of the 1940 Act. The Special Advisory Member may make, but shall not be required to make, a contribution of capital to the Fund.

                  1.9 Organizational Member

                  The initial contribution of capital to the Fund by the Organizational Member shall be represented by an Interest, which Interest shall have the same rights as other Interests held by Members.

                  1.10 Both Managers and Members

                  A Member may at the same time be a Manager and a Member, or a Special Advisory Member and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

                  1.11 Limited Liability

                  Except as provided under applicable law, a Member and the Special Advisory Member shall not be liable for the Fund's debts, obligations and liabilities in any amount in excess of the Capital Account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Fund's debts, obligations and liabilities.

                                   ARTICLE II

                                   MANAGEMENT

                  2.1 Management and Control

                  (a) Management and control of the business of the Fund shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director who is not an "interested person" of such company, as such term is defined by the 1940 Act, of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation. During any period in which the Fund shall have no Managers, the Adviser shall continue to serve as the Adviser to the Fund and shall have, as the Special Advisory Member, the authority to manage the business and affairs of the Fund, but only until such time as one or more Managers is elected by the Members or the Fund is dissolved in accordance with Section 5.1 hereof.

                  (b) Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

                  (c) The Initial Manager or the Board of Managers (as applicable) may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

                  2.2 Actions by the Board of Managers

                  (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in-person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

                  (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. Meetings of the Board of Managers may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

                  2.3 Officers

                  (a) The executive Officers of the Fund shall be a President, a Treasurer and a Secretary. If the Board of Managers has designated a Principal Manager pursuant to Section 2.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Fund. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. A person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Fund an instrument required by law to be executed, acknowledged and verified by more than one Officer.

                  (b) The Officers shall be elected annually at a meeting of the Board of Managers. Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Fund. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Fund would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Fund and such Officer.

                  (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed. All Officers as between themselves and the Fund shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Fund as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

                  2.4 Meetings of Members

                  (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and
(ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

                  (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to the pro rata share of such Member's Capital Account with respect to all the Capital Accounts in the Fund as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

                  (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

                  2.5 Custody of Assets of the Fund

                  The physical possession of all funds, Securities or other properties of the Fund shall at all times be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act and the rules thereunder.

                  2.6 Other Activities of Members and Managers

                  (a) The Managers shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

                  (b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

                  2.7 Duty of Care

                  (a) No Manager, Adviser, Fund Manager or their Affiliates shall be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager, Adviser, Fund Manager or their Affiliates, constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of their services to the Fund.

                  (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any Member or third parties only as provided under the Delaware Act.

                  2.8 Indemnification

                  (a) To the fullest extent permitted by law, the Fund shall, subject to Section 2.8(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 2.8 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 2.8 to the fullest extent permitted by law.

                  (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 2.8(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

                  (c) As to the disposition of any action,  suit,  investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 2.8(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Managers (excluding any manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's  office, or
(ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

                  (d) Any indemnification or advancement of expenses made pursuant to this Section 2.8 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 2.8 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 2.8, the Fund shall be entitled to recover such expenses upon a final adjudication that the Manager or other person claiming a right to indemnification under this
Section  2.8 has not met the  applicable  standard  of conduct set forth in this
Section 2.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this
Section 2.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 2.8 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

                  (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 2.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

                  (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 2.8 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager or other person.

                  2.9 Fees, Expenses and Reimbursement

                  (a) The Adviser shall be entitled to receive such fees for services provided to the Fund as may be agreed to by the Adviser and the Fund pursuant to the Investment Advisory Agreement or other applicable agreement relating to such services.

                  (b) The Board of Managers may cause the Fund to compensate each Manager who is not an officer or employee of the Adviser for his or her services as such, and such Manager shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

                  (c) The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser pursuant to the Investment Advisory Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

                      (1) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research expenses and professional fees (including, without limitation, expenses of consultants and experts relating to investments), reasonable out of pocket expenses incurred in monitoring and evaluating Underlying Funds and Fund Managers (E.G., security background inquiries regarding existing and prospective Fund Managers), interest and commitment fees on loans and debit balances, borrowing charges on Securities sold short, dividends on Securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in investment funds;

                      (2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

                      (3) the costs and expenses of holding meetings of the Board of Managers and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

                      (4)        the  fees  and   disbursements  of  Fund  legal
                                 counsel, legal counsel to the Independent Managers, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

                      (5) the management fee payable to the Adviser pursuant to the Investment Advisory Agreement;

                      (6)        the   fees   payable   to   custodians,    fund
                                 accountant, transfer agent and other persons providing administrative services to the Fund;

                      (7) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board of Managers;

                      (8) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

                      (9) such other types of expenses as may be approved from time to time by the Board of Managers.

                  The Adviser shall be entitled to reimbursement from the Fund for any of the above costs and expenses that it pays on behalf of the Fund.

                  (d) Subject to procuring any required regulatory approvals, from time to time the Fund may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which the Adviser, or any Affiliate of the Adviser, acts as general partner, manager or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                                  ARTICLE III

                 TERMINATION OF STATUS OF ADVISER AND MANAGERS,
                            TRANSFERS AND REPURCHASES

                  3.1 Termination of Status of the Adviser

                  The status of the Adviser as the Special Advisory Member shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Fund does not enter into a new Investment Advisory Agreement with the Adviser, effective as of the date of such termination.

                  3.2 Termination of Status of a Manager

                  The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Fund under the Delaware Act.

                  3.3 Removal of the Managers

                  Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

                  3.4 Transfer of Interests of Members

                  (a) An  Interest  of a Member may be  Transferred  only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or incompetency of such Member or (ii) with the written consent of the Fund (which may be withheld in its sole discretion); provided, however, that the Fund may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (E.G., certain Transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the member's immediate family (parents, brothers, sisters, spouse and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Fund may consent pursuant to the following sentence. The Fund may consent to other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Fund, which may be withheld in its sole discretion. Any Transfer not made in accordance with this Section 3.4 shall be void.

                  (b) The Fund may not consent to a Transfer of an Interest or a portion thereof of a Member unless: (i) the person to whom the Interest is transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Fund believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and (ii) the entire Interest of the Member is transferred to a single transferee or, after the Transfer of a portion of an Interest, the balance of the Capital Account of each of the transferee and transferor is not less than $10,000. Any transferee that acquires an Interest by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest with the approval of the Fund, the Fund shall promptly take all necessary actions so that the transferee to which such Interest is transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.

                  (c) Each Member shall indemnify and hold harmless the Fund, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 3.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

                  3.5 Transfer of Interests of Special Advisory Member

                  The Adviser may not transfer its Interest as the Special Advisory Member, except to an Affiliate of the Adviser. Any such Transfer shall be subject to approval by the Board of Managers.

                  3.6 Repurchase of Interests

                  (a) Except as otherwise provided in this Agreement, no member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase that Interest or portion thereof. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than two occasions during any one Fiscal Year unless it has received an opinion of Fund legal counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board of Managers shall consider the recommendation of the Adviser, and shall also consider the following factors, among others:

                  (1) whether any Members have requested to tender  Interests or portions thereof to the Fund;

                  (2) the liquidity of the Fund's assets;

                  (3) the investment  plans and working capital  requirements of the Fund;

                  (4) the  relative  economies of scale with respect to the size of the Fund;

                  (5) the  history  of the  Fund in  repurchasing  Interests  or portions thereof;

                  (6) the economic condition of the securities markets; and

                  (7) the  anticipated  tax  consequences  to the  Fund  or its
                      Members of any proposed repurchases of Interests or portions thereof.

                  The Board of Managers shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms determined by the Board of Managers to be fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

                  (b) A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a Capital Account balance of at least $25,000. If a Member tenders a portion of an Interest that would cause the Member's Capital Account balance to fall below this required minimum the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Members, the Fund shall repurchase only a pro rata portion of the Interests tendered by each Member.

                  (c) The Adviser may tender any Interest or a portion thereof that it holds as a Member under Section 3.6(a) hereof.

                  (d) The Board of Managers may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Managers determines or has reason to believe that:

                      (1) such an Interest or portion thereof has been transferred in violation of Section 3.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of a Member;

                      (2) ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

                      (3) continued ownership of the Interest may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation under the Internal Revenue Code;

                      (4) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

                      (5) an Interest was purchased using funds derived from, or intended for money laundering or any activity which facilitates money laundering or the funding of terrorist or criminal activities.

                  (e) Repurchases of Interests or portions thereof by the Fund shall be payable promptly after the expiration date of such repurchase in accordance with the terms of the Fund's repurchase offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an aggregate amount equal to at least 95% of the estimated unaudited net asset value of the Interests tendered, determined as of the Valuation Date (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interests (or portion thereof) tendered as of the Valuation Date, taking into account any adjustments to net asset value identified as a result of the audit for the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 60 days after the date of repurchase.

                  (f) A Member may at any time submit to the Fund a written request that the Fund repurchase the entire Interest of such Member, as contemplated by Section 5.1(3) hereof. Any such request shall be sent to the Fund by registered or certified mail, return receipt requested, and shall be deemed valid only if the Member has received a letter from the Fund acknowledging its receipt of the request. The Fund shall send such letter to the Member promptly upon its receipt of the Member's request.

                  (g) The Fund may suspend or postpone any repurchase offer by a majority of the Board, including a majority of the Independent Managers, including but not limited to:

                      (1) any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of
                                 Securities it owns or determine the value of the Fund's Net Assets;

                      (2) for any other periods that the Securities and Exchange Act of 1934 permits by order for the protection of Members; or

                      (3)        other  unusual circumstances as the  Board   of
                                 Managers deems advisable to the Fund and its Members.

                                   ARTICLE IV

                                     CAPITAL

                  4.1 Contributions to Capital

                  (a) The minimum initial contribution of each Member to the capital of the Fund shall be such amount as the Board of Managers, in its discretion, may determine from time to time, but in no event shall be less than $50,000. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Managers shall not be entitled to make contributions of capital to the Fund as Managers of the Fund, but may make contributions to the capital of the Fund as Members. The Adviser may make contributions to the capital of the Fund as a Member.

                  (b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board of Managers, in its discretion, may permit, subject to Section 1.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section 4.6 hereof. The minimum initial capital contribution of a Member to the capital of the Fund shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

                  (c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or payable in readily available funds at the date of the proposed acceptance of the contribution.

                  4.2 Rights of Members to Capital

                  No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 3.6 hereof, (ii) pursuant to the provisions of Section 4.6(c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 5.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

                  4.3 Capital Accounts

                  (a) The Fund shall maintain a separate Capital Account for each Member.

                  (b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of the Fund.

                  (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 4.1 hereof, plus
(ii) all amounts  credited to such Member's Capital Account pursuant to Sections
4.4 through 4.7 hereof.

                  (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 3.6, 4.9, 4.10 or
5.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under
Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 4.4 through 4.7 hereof.

                  4.4 Allocation of Net Profit and Net Loss; Allocation of Ongoing Offering Costs

                  Except as otherwise provided in Section 4.5 and 4.6, as of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period, shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Capital Account balances for such Fiscal Period.

                  4.5 Allocation of Certain Expenditures

                  Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

                  4.6 Reserves

                  (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers, in its sole discretion, deems necessary or appropriate. The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were Members at the time, as determined by the Board of Managers, in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

                  (b) If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

                  (c) If any amount is required by paragraph  (a) or (b) of this
Section 4.6 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b) of this Section 4.6, whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

                  4.7 Allocation of Organizational Expenses

                  (a) As of the first Expense Allocation Date, Organizational Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

                  (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 4.7 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organizational Expenses shall then be reallocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

                  4.8 Tax Allocations

                  For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Fiscal Years (or relevant portions thereof). Allocations under this Section 4.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e)
promulgated thereunder, as applicable, or the successor provisions to such Sections of the Code and Treasury Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

                  If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes ("gains") for any Fiscal Year during or as of the end of which the Interests of one or more Positive Basis members (as hereinafter defined) are repurchased by the Fund pursuant to Article III, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such gains shall be allocated as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 4.4.

                  As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause of the second paragraph of this Section 4.8 equal to its Positive Basis as of the effective date of such repurchase.

                  4.9 Distributions

                  The Board of Managers, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Capital Account balances.

                  4.10 Withholding

                  (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

                  (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board of Managers, the amount of such excess.

                  (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ARTICLE V

                           DISSOLUTION AND LIQUIDATION

                  5.1 Dissolution

                  The Fund shall be dissolved:

                      (1) upon the affirmative vote to dissolve the Fund by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

                      (2) upon the failure of Members to elect a successor Manager at a meeting called by the Special Advisory Member in accordance with
                                 Section 1.6(c) hereof when no Manager remains to continue the business of the Fund;

                      (3) upon the expiration of any two-year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 3.6(f) hereof, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund, if such Interest has not been repurchased by the Fund; or

                      (4)        as required by operation of law.

                  Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60-day period during which the Board of Managers and Members may elect to continue the business of the

Fund as provided above, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 5.2 hereof and the Certificate has been canceled.

                  5.2 Liquidation of Assets

                  (a) Upon the  dissolution  of the Fund as  provided in Section
5.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Fund, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 4.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

                           (1) the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;


                           (2) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a pro rata basis; and

                           (3) the Members shall next be paid on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 5.2(a).

                  (b)   Anything   in   this   Section   5.2  to  the   contrary
notwithstanding, upon dissolution of the Fund, the Board of Managers, the Adviser or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 6.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 5.2(a) above, and (ii) any profit or loss attributable to property distributed in kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                                   ARTICLE VI

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

                  6.1 Accounting and Reports

                  (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

                  (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

                  (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 6.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by the 1940 Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted auditing standards. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

                  6.2 Determinations by the Board of Managers

                  (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to
Article IV hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

                  (b) The Board of Managers may make such adjustments to the computation of Net Profit or Net Loss, the allocation of Net Profit or Net Loss with respect to any Member, or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

                  6.3 Valuation of Assets

                  (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and that conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

                  (b) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 6.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                  ARTICLE VII

                            MISCELLANEOUS PROVISIONS

                  7.1 Amendment of Limited Liability Company Agreement

                  (a) Except as otherwise provided in this Section 7.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

                  (b) Any amendment that would:

                      (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

                      (2)        reduce  the   Capital Account of a Member other
                                 than in accordance with Article IV; or

                      (3)        modify the events causing the dissolution    of
                                 the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to tender its entire Interest for repurchase by the Fund.

                  (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph
(a) of this Section 7.1 shall specifically include the power to:

                      (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

                      (2) amend this Agreement (other than with respect to the matters set forth in Section 7.1(b) hereof) to effect compliance with or reflect any relaxation in the future of any applicable law, regulation, policy, interpretation or guideline of any applicable regulatory agency, or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

                      (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes.

                  (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 7.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

                  7.2 Special Power of Attorney

                  (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager and the Adviser, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 5.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

                      (1) any amendment to this Agreement that complies with the provisions of this Agreement
                                 (including   the   provisions  of  Section  7.1
                                 hereof);

                      (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

                      (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel
                                 may  deem  necessary  or  appropriate        to
                                 effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act (including any such conveyances and other instruments deemed necessary to effect the authorized dissolution or termination of the
                                 Fund).

                  (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

                  (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each Manager and the Adviser and as such:

                      (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or Board of Managers shall have had notice thereof; and

                      (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such
                                 Member's Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

                  7.3 Notices

                  Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

                  7.4 Agreement Binding Upon Successors and Assigns

                  This Agreement  shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be transferred or delegated except as provided in this Agreement and any attempted transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

                  7.5 Applicability of 1940 Act and Form N-2

                  The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

                  7.6 Choice of Law

                  Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

                  7.7 Not for Benefit of Creditors

                  The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, the Special Advisory Member and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

                  7.8 Consents

                  Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

                  7.9 Merger and Consolidation

                  (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

                  (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

                  7.10 Pronouns

                  All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

                  7.11 Confidentiality

                  (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

                  (b) Each member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

                  (c) Each Member recognizes that in the event that this Section
7.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates, principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys, fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates, principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

                  7.12 Certification of Non-Foreign Status

                  Each Member or transferee of an Interest from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

                  7.13 Severability

                  If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

                  7.14 Filing of Returns

                  The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

                  7.15 Tax Matters Member

                  (a) A Manager who is a Member shall be designated on the Fund's annual Federal information tax return, and have full powers and responsibilities, as the Tax Matters Member of the Fund for purposes of Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a member shall be so designated. Should any Member be designated as the Tax Matters Member for the Fund pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of Managers all of its rights, powers and authority to act as such Tax Matters Member and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Member. Any Member designated as the Tax Matters Member for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

                  (b) Each person (for purposes of this Section 7.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Member of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Member shall be authorized to act for and its decision shall be final and binding upon, the Fund and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Fund.

                  7.16 Section 754 Election

                  In the event of a distribution of Fund property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Fund, at the request of a Member, the Board of Managers, in its discretion, may cause the Fund to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund property as provided by Sections 734 and 743 of the Code.

                  EACH  OF  THE  UNDERSIGNED   ACKNOWLEDGES   HAVING  READ  THIS
AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 7.11.

                            [SIGNATURE PAGE FOLLOWS.]

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGERS:

By:__________________________
Name: Thomas W. Brock

By:__________________________
Name: Alan Brott

By:__________________________
Name: Thomas G. Yellin

ORGANIZATIONAL MEMBER:
COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

By:__________________________
Name:

ADVISER AND SPECIAL ADVISORY MEMBER:
BANC OF AMERICA INVESTMENT ADVISORS, INC.

By:__________________________
Name:
Title:

MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Fund as a Member.

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                               40 West 57th Street
                               New York, NY 10019
                                 (888) 786-9977


                      SUBJECT TO COMPLETION, June 12, 2007

         This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") dated June 12, 2007. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.


         This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                           PAGE

INVESTMENT POLICIES AND PRACTICES ......................................... 3
   Fundamental Policies ................................................... 3
   Certain Investment Strategies and Other Operating Policies ............. 4
REPURCHASES AND TRANSFERS OF INTERESTS.....................................10
   Repurchase Offers ......................................................10
   Mandatory Repurchases ..................................................10
   Transfers of Interests .................................................11
MANAGEMENT OF THE FUND ....................................................12
   Board of Managers and Officers .........................................12
   Committees of the Board ................................................15
   Manager Ownership of Securities ........................................16
   Manager Compensation ...................................................16
INVESTMENT ADVISORY SERVICES...............................................17
   Information Regarding Portfolio Managers................................19

CODE OF ETHICS AND PROXY VOTING POLICY.....................................22
TAX ASPECTS................................................................23
   Tax Treatment of Fund Investments ......................................24
   Information Reporting and Related Matters...............................30
   Unrelated Business Taxable Income ......................................31
   Certain Issues Pertaining to Specific Exempt Organizations .............33
   State and Local Taxation................................................34
ERISA CONSIDERATIONS.......................................................36
BROKERAGE..................................................................38
VALUATION OF ASSETS........................................................39
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
         AND LEGAL COUNSEL.................................................40
CUSTODIAN..................................................................41
PRINCIPAL SHAREHOLDERS ....................................................41
SUMMARY OF LLC AGREEMENT...................................................41
     Liability of Investors ...............................................41
     Duty of Care .........................................................42
     Power of Attorney ....................................................42
     Term, Dissolution and Liquidation ....................................43
     Voting ...............................................................43
     Reports to Investors .................................................44
     Fiscal Year ..........................................................44
FUND ADVERTISING AND SALES MATERIAL........................................44
FINANCIAL STATEMENTS.......................................................44

--------------------------------------------------------------------------------
                        INVESTMENT POLICIES AND PRACTICES
--------------------------------------------------------------------------------
         The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional information regarding the Fund's investment program is set forth below.

FUNDAMENTAL POLICIES

         The Fund's fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding limited liability company interests of the Fund ("Interests"), are listed below. Within the limits of these fundamental policies, the Fund's management has reserved freedom of action. In accordance with the Investment Company Act of 1940, as amended (the "1940 Act"), the vote of a "majority of the outstanding Interests of the Fund" means the vote, at an annual or special meeting of investors in the Fund ("Investors") duly called, (a) of 67% or more of the Interests present at such meeting, if the holders of more than 50% of the outstanding Interests of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding Interests of the Fund, whichever is less. The Fund may not:

   o Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets, or if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets) or as otherwise permitted by the U.S. Securities and Exchange Commission ("SEC").
   o Borrow money, except to the extent permitted by Section 18 of the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the SEC.
   o Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended ("1933 Act") in connection with the disposition of its portfolio securities.
   o Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.
   o Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate or securities issued by companies that invest or deal in real estate investment trusts.
   o Invest in commodities or commodity contracts, except that the Fund may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indexes, options and options on indexes.
   o Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry.

         With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, does not constitute a violation of such restriction or policy.

         The Fund's investment objective is not fundamental and may be changed by the Board of Managers of the Fund (collectively, the "Board" and each individually, a "Manager") without Investor approval.

CERTAIN INVESTMENT STRATEGIES AND OTHER OPERATING POLICIES


         As discussed in the prospectus, the Fund pursues its investment objective by allocating its assets among at least 15 private investment funds (the "Private Funds") and discretionary managed accounts or special purpose vehicles created for the Fund (the "Sub-Advised Accounts"). The Private Funds and Sub-Advised Accounts are referred to collectively as "Underlying Funds." The Underlying Funds are managed by fund managers (collectively, "Fund Managers") that invest across a range of strategies and markets and are believed to have achieved or to have the prospect of achieving superior investment performance. Banc of America Investment Advisors, Inc. ("BAIA" or the "Adviser"), the Fund's investment adviser, allocates in its sole discretion the assets of the Fund, in any amount, among Underlying Funds that employ one or more of the following alternative investment strategies; however, the Fund generally intends to allocate its assets in amounts approximating the percentages indicated: (i) Event Driven (E.G., Risk (Merger) Arbitrage, Distressed Securities, High Yield and Special Situations) (0% to 40% of the Fund); (ii) Relative Value (E.G.,
Convertible Arbitrage, Fixed Income Arbitrage, Statistical Arbitrage, and Capital Structure Arbitrage) (10% to 67% of the Fund); (iii) Equity Hedge (10% to 67% of the Fund); (iv) Macro (0% to 40% of the Fund); and (v) Other (0% to 15% of the Fund). An individual investment is not generally allocated to more than one investment category, except that multi-strategy investments are allocated among the various categories as the Adviser deems appropriate. The Fund only invests in Underlying Funds if the Fund Manager has at least a twelve-month track record in managing assets using the same investment strategy as the Underlying Fund. The Fund will not invest in an Underlying Fund that does not have audited financial statements, unless the applicable Fund Manager or its affiliate manages another Underlying Fund using the same investment strategy and the other Underlying Fund has audited financial statements. For purposes of investing in a Private Fund that is a feeder fund in a master-feeder structure, the audited financial statements of the master fund will qualify as the Private Fund's audited financial statement. The alternative investment strategies employed by Underlying Funds are summarized below.


EVENT DRIVEN AND SPECIAL SITUATIONS


         "Event Driven" trading strategies seek to earn excess return through the purchase and sale of securities based on anticipated outcomes of company specific or transaction specific situations, such as spin-offs, mergers and acquisitions, liquidations, reorganizations, bankruptcies, recapitalizations, and share buybacks. Event Driven investing involves attempting to predict the outcome of a particular transaction or situation as well as the best time at which to commit capital. The uncertainty about the outcome of these events creates investment opportunities for managers who can correctly anticipate their outcomes. These positions may or may not be leveraged.

         Event Driven managers may opportunistically change their focus between merger arbitrage and distressed securities, while others may invest in a wider spectrum of strategies, centered around major corporate events (such as a merger or a bankruptcy). The success or failure of this strategy usually depends on whether the manager accurately predicts the outcome and timing of the transaction event. Event Driven managers do not rely on market direction for results; however, major market declines, which would cause transactions to be re-priced or fail, may have a negative impact on the strategy. Event Driven strategies may include (without limitation):

              RISK (MERGER) ARBITRAGE


                    Risk  (Merger)  Arbitrage  managers seek to profit by taking advantage of differences between the current market price of a security and its expected future value based on the occurrence of a merger. These managers tend to utilize fundamental analysis to identify mergers with a higher probability of closing. These managers generally engage in "short selling" (which is the opposite of buying a security; that is, profits are generated when the price of a security declines, and losses are generated when the price of the security rises), in order to benefit from differences between the prices of the securities of the companies involved in the merger. They may also use options hedging and other arbitrage techniques to reduce and control risk and capture profits. Positions may be in securities of companies not currently engaged in announced transactions, but which are believed to be undervalued and likely candidates for future reorganization. These managers may invest in the U.S. and international markets.


              DISTRESSED SECURITIES


                    Distressed   Securities   managers   generally   invest   in
              securities of financially troubled companies (companies involved in bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event related situations). These managers may seek to identify distressed securities in general, or to focus on one particular segment of the market (I.E., senior secured debt). Investments may be passively acquired in the secondary market, acquired through participation in merger activity, or acquired with the view toward actively participating in a re-capitalization or restructuring plan. Managers may take an active role and seek representation in management, on the board of directors, and on the creditor committee. These managers may invest in marketable and non-marketable securities including, without limitation, any type of debt, preferred or common stock, warrants, options, and other hybrid instruments. Many of these securities may have regulatory restrictions on their transferability because their owners may be viewed as company insiders by the regulators; that is, because of their position they may possess information about the company that provides them with an unfair advantage. Since many of these securities are illiquid, their value may be difficult to determine. Due to this limitation, a manager's ability to monitor performance is significantly reduced. These managers invest in the U.S. and internationally, and may use leverage.


              HIGH YIELD

                      High  Yield  managers   generally   invest  in  bonds  and
              preferred securities offering a higher rate of interest or dividends and which are rated in lower rating categories by the various credit-rating agencies.

              SPECIAL SITUATIONS

                      Special  Situations  managers  seek to profit by capturing the discrepancies in valuation between the current market price of a security and its expected future value based on the occurrence of a corporate restructuring, reorganization, or significant alteration in the company's strategy or product mix. These include but are not limited to spin-offs, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, rights offers, re-capitalizations, liquidations, and similar transactions. They may also use options hedging and other arbitrage techniques to mitigate risk and capture profits. Positions may be in securities of companies not currently engaged in announced transactions, but which are believed to be undervalued and likely candidates for future reorganization. These managers may invest in the U.S. and international markets, and utilize leverage.

RELATIVE VALUE


         Relative Value includes a range of different investment strategies. These strategies focus on generating profits by exploiting the difference in price between related securities (for example, a 5-year and a 10-year bond issued by the same company), rather than because of the direction of the market. Generally, relative value managers buy a position in one security and sell an equivalent amount of another security because they have determined through extensive, usually mathematical, analysis that the prices of the two securities are not only historically related but also that they have deviated from their historical trading patterns. Profits are generated if this unusual price deviation diminishes, and the prices of the two related securities return to their historical trading patterns. Moreover, these managers decide which of the Relative Value strategies offer the best opportunities at any given time and focus their overall portfolio accordingly. Relative Value strategies may include (without limitation):


              CONVERTIBLE ARBITRAGE

                      Convertible Arbitrage managers may purchase a bond that is convertible (either currently convertible or convertible at some future date) into the underlying company's equity. They hedge the equity exposure of the position by selling short the equity or other related security in a ratio they believe is appropriate for the current convertible bond valuation. In addition, they may hedge the debt exposure of the position by selling short a related fixed income security. These managers use a combination of fundamental, empirical, and quantitative valuation techniques to identify attractive convertible bonds. These managers typically utilize leverage. Funds employing a convertible arbitrage strategy are constructed to achieve stable, absolute returns with low correlation to equity or debt market movements.

              FIXED INCOME ARBITRAGE

                      Fixed Income Arbitrage managers generally invest in one or more fixed income securities and hedge against underlying market risk by simultaneously investing in another fixed income security. Managers attempt to generate profit due to abnormal disparities in prices, while at the same time they try to control the risk generated by changes in other market factors, such as interest rates. In most cases, managers take offsetting long and short positions in similar fixed income securities that are mathematically or historically interrelated when that relationship is temporarily distorted by market events, investor preferences, unexpected and sudden changes to supply or demand due to factors that are not related to the markets (E.G., a war or other geopolitical events), or structural features of the fixed income market. These positions could include corporate debt, U.S. treasury securities, U.S. agency debt, sovereign debt, municipal debt, or the sovereign debt of emerging market countries. Often, trades involve swaps and futures. They realize a profit when the skewed relationship between the securities returns to a normal range or "converges." Managers often try to neutralize interest rate changes and derive profit from their ability to identify similar securities that are mispriced relative to one another. Because the prices of fixed income instruments are based on yield curves, volatility curves, expected cash flows, credit ratings, and special bond and option features, they must use sophisticated analytical models to identify pricing disparities. The strategy often involves significant amounts of leverage.

              STATISTICAL ARBITRAGE

                      Statistical   Arbitrage   strategies   are   mathematical,
              systematic and model based strategies, which do not utilize fundamental analysis or human discretion. They are typically market neutral and based on the theory that prices always revolve around their long-term average. These strategies seek to exploit temporary price discrepancies among related assets that may exist for a few seconds, hours or weeks. They are based on historical price data that is used for the construction of
              mathematical models  to characterize  the  relationships   and  to
              construct forecasts for the pattern with which prices revolve around their long-term average whenever temporary deviations from historic norms occur. The simplest form of statistical arbitrage is "pairs trading" where two similar companies are identified. Whenever one is overvalued (or undervalued) relative to historical valuation, the manager goes short (or long) while at the same time going long (or short) the other, expecting the valuations to revert to long-term average prices.

              CAPITAL STRUCTURE ARBITRAGE

              Capital Structure Arbitrage managers seek to exploit pricing disparities in a single firm's capital structure or within a parent/subsidiary capital structure. These managers may seek to purchase the undervalued security, and sell the overvalued, expecting the pricing disparity between the two to disappear. In the example of a single company's capital structure, this pricing inefficiency could exist between senior versus subordinated debt of a firm or between fixed income and equity securities.

EQUITY HEDGE


         "Equity Hedge," also known as long/short equity, combines core long holdings of equities with short sales of stock, stock indices, or derivatives related to the equity markets. Net exposure of equity hedge portfolios may range anywhere from net long to net short depending on market conditions. Equity Hedge managers generally increase net long exposure in bull markets and decrease net long exposure in bear markets. Generally, the short exposure is intended to generate an ongoing positive return in addition to acting as a hedge against a general stock market decline. Stock index put options are also often used as a hedge against market risk. In a rising market, equity hedge managers expect their long holdings to appreciate more than the market and their short holdings to appreciate less than the market. Similarly, in a declining market, they expect their short holdings to fall more rapidly than the market falls and their long holdings to fall less rapidly than the market. Profits are generated when companies deemed undervalued by the manager's analysis appreciate, and when companies deemed overvalued by the manager's analysis decline in price. Equity hedge managers generate profits from companies they deem undervalued in ways very similar to equity mutual fund managers; however, they also generate returns from companies they deem overvalued by using a technique known as "shorting." In shorting, managers borrow securities they deem overvalued at a given price. When they have to return the borrowed securities, they have to go to the open market and purchase them at the prevailing market price. If the value of the securities has depreciated as the manager believed, then the manager generates a profit because it is less expensive to purchase the securities in the open market, in order to return them, than they were initially sold for when the manager borrowed them. However, if the value of the securities has appreciated contrary to the manager's prediction, the manager realizes a loss, since it is more expensive to purchase the securities in the open market in order to return them than they were initially sold for when the manager borrowed them. Some Equity Hedge managers are "value" oriented, while others are "growth" oriented. In addition, some managers can be further distinguished by industry sector concentration.

         This strategy may reduce market risk, but effective stock analysis and stock picking is essential to obtaining meaningful results. The volatility of this investment strategy is expected to be lower than that of the overall stock market.

         Equity Hedge managers attempt to generate long term capital appreciation by developing and actively managing equity portfolios that include both long and short positions. These managers assume net positions that are either long or short based upon market conditions and specific company or industry opportunities. They are, therefore, said to have a "directional" quality to their portfolio, albeit one that changes periodically. Equity Hedge managers may not maintain a consistent balance between the values of the long and short portfolios. Their net exposure may range widely from a short position of some degree to a long position of 100% or more. The strategy has an opportunistic quality.

         Managers with net long exposures tend to perform better in periods when equity prices in general are increasing. Managers with net short exposures tend to perform better when equity prices in general are declining. Most of these managers are able to quickly change the measure of their net market exposure as their perception and understanding of market condition changes. Moreover, they are usually at liberty to use leverage, options and other derivative products to pursue their objectives.

MACRO

         Macro strategies attempt to identify price valuations in stock markets, interest rates, foreign exchange rates and physical commodities, and make leveraged bets on the anticipated price movements in these markets. To identify price valuations, managers generally employ a top-down approach that concentrates on forecasting how macroeconomic and political events affect the valuations of financial instruments. Macro managers often rely on macroeconomic, discretionary models to invest across countries, markets, sectors and companies. The strategy has a broad investment mandate, with the ability to hold positions in practically any market with any instrument. Profits are made by correctly anticipating price movements in global markets and having the flexibility to use any suitable investment approach to take advantage of extreme price valuations. Managers may use a focused approach or they may diversify across approaches. Strategies usually depend on fundamental research and analysis, but may also be completely mathematical, systematic and model driven, and may not utilize fundamental analysis or human discretion. The use of leverage varies considerably.

OTHER

         The  Advisor  may  also  allocate   investments  to  other   investment
categories as it deems appropriate in its discretion which do not fall into any one of the four primary categories described above.

--------------------------------------------------------------------------------
                     REPURCHASES AND TRANSFERS OF INTERESTS
--------------------------------------------------------------------------------

REPURCHASE OFFERS

         Offers to repurchase Interests are made by the Fund at such times and on such terms as may be determined by the Board, in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests. In determining whether and when the Fund should repurchase Interests, the Board considers the recommendations of BAIA. The Board also considers various factors, including, but not limited to, those listed in the prospectus in making its determinations.


         The Board determines that the Fund repurchases Interests or portions thereof from Investors pursuant to written tenders only on terms the Board determines to be fair to the Fund and Investors. When the Board determines that the Fund will make a repurchase offer, the Fund sends each Investor notice of that offer describing the terms of the offer, and containing information that Investors should consider in deciding whether to tender Interests for repurchase. Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated value of their Interests from the Adviser during the period the offer remains open. If Investors oversubscribe a repurchase offer, the Fund may repurchase only a pro rata portion of the Interests tendered by each Investor or may take other actions described in the tender offer documents. As discussed in the prospectus, the Fund will issue notes to tendering Investors in connection with the repurchase of Interests.


         Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. BAIA intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

MANDATORY REPURCHASES

         The Fund has the right to redeem an Interest (or portion thereof) of an Investor or any person acquiring an Interest (or portion thereof) from or through an Investor under certain circumstances, including if:

        o such an Interest or portion thereof has been transferred in violation of the restrictions on transfer, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetence of an Investor;


        o ownership of an Interest by an Investor or other person will cause the Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;


        o continued ownership of the Interest may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation under the Internal Revenue Code of 1986, as amended (the "Code");

        o any of the representations and warranties made by an Investor in connection with the acquisition of the Interest was not true when made or has ceased to be true; or

        o an Interest was purchased using funds reasonably believed by the Fund or the Adviser to be derived from, or intended for, money laundering or any activity which facilitates money laundering or the funding of terrorist or criminal activities.

TRANSFERS OF INTERESTS


         No person may become a substituted Investor without the written consent of the Fund, which may be withheld for any reason in its sole discretion. Interests may be transferred, pledged or assigned only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of an Investor or
(ii) with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Fund generally will not consent to a pledge, transfer or assignment (each, a "Transfer") unless the Transfer is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (E.G., certain transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Investor's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account.


         The Fund may permit other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate. Notice to the Fund of any proposed Transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Investor eligibility and suitability. In addition to the foregoing, no Investor will be permitted to transfer an Interest or portion thereof unless after such Transfer the balance of the capital account of the transferee, and the balance of the capital account of the Investor transferring the Interest if the Transfer involves less than its entire Interest, is at least equal to Fund's minimum investment requirement.


         Any transferee meeting the Fund's eligibility requirements that acquires an Interest or portion thereof by operation of law as the result of the death, dissolution, bankruptcy or incompetence of an Investor or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer the Interest in accordance with the terms of the amended and restated Limited Liability Company Agreement of the Fund, dated as of December 1, 2005, as amended from time to time

(the "LLC Agreement"), but will not be entitled to the other rights of an Investor unless and until the transferee becomes a substituted Investor as provided in the LLC Agreement. If an Investor transfers an Interest or portion thereof with the approval of the Fund, the Fund will promptly take all necessary actions to admit the transferee or successor to the Fund as an Investor. Each Investor and transferee is required to pay all expenses, including attorneys' and independent accountants' fees, incurred by the Fund in connection with the Transfer. If a transferee does not meet the Investor eligibility requirements, the Fund reserves the right to redeem its Interest. No Transfer of an Interest in violation of the LLC Agreement is permitted and will be void.


         The LLC Agreement provides that each Investor has agreed to indemnify and hold harmless the Fund, the Adviser, each other Investor and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any Transfer of an Interest made by the Investor in violation of these provisions or any misrepresentation made by the Investor in connection with the Transfer.

--------------------------------------------------------------------------------
                             MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

BOARD OF MANAGERS AND OFFICERS

         The Board provides broad oversight over the operations and affairs of the Fund. It has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company that is organized as a corporation.

         The Managers are not required to contribute to the capital of the Fund or to own Interests. The Board consists of persons that are not "interested persons" (as defined in the 1940 Act) of the Fund (the "Independent Managers"). The Independent Managers perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company that is organized as a corporation.


         Information about each Manager and Officer is set forth below:

                                       TERM OF                                                   NUMBER OF
                                       OFFICE AND                                                FUNDS IN FUND
                           POSITION    LENGTH OF                                                 COMPLEX*        OTHER
NAME, ADDRESS AND          HELD WITH   TIME         PRINCIPAL OCCUPATION(S) DURING               OVERSEEN BY     DIRECTORSHIPS
YEAR OF BIRTH              THE FUND    SERVED       THE PAST FIVE YEARS                          MANAGER         HELD BY MANAGER
                                                  INDEPENDENT MANAGERS

Thomas W. Brock            Manager     Indefinite   Chief Executive Officer, Stone Harbor        2               2 (Liberty
c/o Banc of America                    term;        Investment Partners (investment firm) from                   All-Star Equity
Investment Advisors, Inc.              Manager      April 2006; formerly, Adjunct Professor,                     Fund, Inc. and
100 Federal Street                     since 2003   Columbia University Graduate School of                       Liberty
Boston, MA 02110                                    Business from September 1998 to April                        All-Star Growth
(Born 1947)                                         2006.                                                        Fund, Inc.)**

Alan Brott                 Manager     Indefinite   Consultant, since October 1991; Associate    2               None
c/o Banc of America                    term;        Professor, Columbia University Graduate
Investment Advisors, Inc.              Manager      School of Business, since 2000.
100 Federal Street                     since 2003
Boston, MA 02110
(Born 1942)

Thomas G. Yellin           Manager     Indefinite   President, The Documentary Group since       2               None
c/o Banc of America                    term;        December 2002; Executive Producer, ABC
Investment Advisors, Inc.              Manager      News from August 1989 to December 2002.
100 Federal Street                     since 2003
Boston, MA 02110
(Born 1954)

* The "Fund Complex" consists of all registered investment companies advised by the Adviser and its affiliates or that hold themselves out to investors as companies related to the Fund for purposes of investment or investor services. Each Manager currently serves as a Director of Columbia Management Multi-Strategy Hedge Fund, LLC, a closed-end fund managed by the Adviser.
** The Liberty All-Star Equity Fund, Inc. and Liberty All-Star Growth Fund, Inc. were in the Fund Complex until December 15, 2006.


                                       TERM OF                                                      NUMBER OF
                                       OFFICE AND                                                   FUNDS IN FUND
                           POSITION    LENGTH OF                                                    COMPLEX        OTHER
NAME, ADDRESS AND          HELD WITH   TIME         PRINCIPAL OCCUPATION(S) DURING                  OVERSEEN BY    DIRECTORSHIPS
YEAR OF BIRTH              THE FUND    SERVED       THE PAST FIVE YEARS                             MANAGER        HELD BY MANAGER

                                                              OFFICERS
Daniel S. McNamara     President      1 year       President, Banc of America Investment Advisors,     N/A           N/A
100 Federal Street                    term;        Inc. since January 2006; Managing Director,
Boston, MA 02110                      President    Investment Products Group, Bank of America since
(Born 1966)                           since 2006   December 2005; Managing Director, Consulting
                                                   Services Group and Investment Strategies
                                                   Group, Bank of America from 2001 to 2006.

David Hohmann          Treasurer      1 year       Director, Alternative Investment Group Funds'       N/A           N/A
100 Federal Street     and Senior     term;        Operations and Administration, Banc of America
Boston, MA  02110      Vice           Treasurer    Investment Advisors, Inc. since April 2004;
(Born 1967)            President      since 2005   Division Controller of FleetBoston's Principal
                                                   Investing Group, March 1999 to March 2004.

James R.               Secretary,     1 year       Associate General Counsel, Bank of America since    N/A           N/A
Bordewick, Jr.         Senior Vice    term;        April 2005; Senior Vice President and Associate
One Financial          President      Secretary    General Counsel, MFS Investment Management
Center                 and Chief      since 2006   (investment management) prior to April 2005.
Boston,  MA            Legal
02111                  Officer
(Born 1959)


Alpesh Rathod          Chief          1 year term; GWIM Compliance Executive, Compliance Risk          N/A           N/A
40 West 57th Street    Compliance     Chief        Management, Bank of America since March, 2005;
New York, NY 10019     Officer        Compliance   Vice President, Senior Compliance Manager,
(Born 1971)                           Officer      Compliance Risk Management, September 2004 to
                                      since 2007   March 2005; Vice President / Director of
                                                   Investment Adviser Compliance, U.S. Trust,
                                                   July 2002 to September 2004.

Nichole Quinn          Vice           1 year       Managing Director, Marketing, Product Management    N/A          N/A
100 Federal Street     President      term; Vice   and Product Development,  Alternative Investment
Boston, MA 02110                      President    Group, Bank of America since June 2006; Managing
(Born 1971)                           since 2006   Director, Product Management Consulting Services
                                                   Group, Bank of America, January 2002 to June 2006.


Peter T. Fariel        Assistant      1 year       Associate General Counsel, Bank of America since    N/A           N/A
(Born 1957)            Secretary      term;        April 2005; Partner, Goodwin Procter LLP (law
                                      Assistant    firm) prior to April 2005.
                                      Secretary
                                      since 2006


Julie B. Lyman         Assistant      1 year       Assistant General Counsel, Bank of America since
(Born 1970)            Secretary      term;        October 2006; Associate, Kirkpatrick & Lockhart,
                                      Assistant    Nicholas Graham LLP from April 2004 to October



                                    TERM OF                                                          NUMBER OF
                                    OFFICE AND                                                       FUNDS IN FUND   OTHER
                      POSITION      LENGTH OF                                                        COMPLEX         DIRECTORSHIPS
NAME, ADDRESS AND     HELD WITH     TIME          PRINCIPAL OCCUPATION(S) DURING                     OVERSEEN BY     HELD BY
YEAR OF BIRTH         THE FUND      SERVED        THE PAST FIVE YEARS                                MANAGER         MANAGER
                                     Secretary    2006; Counsel & Assistant Vice President, CDC IXIS
                                     since 2007   Asset Management Services, Inc. (investment
                                                  management) prior to April 2004.

Ryan C. Larrenaga     Assistant      1 year       Assistant General Counsel, Bank of America since       N/A           N/A
(Born 1970)           Secretary      term;        March 2005; Associate, Ropes & Gray LLP (law firm)
                                     Assistant    from 1998 to February 2005.
                                     Secretary
                                     since 2005


Karen Bowen           Assistant      1 year       Operations Manager, Bank of America since June         N/A           N/A
(Born 1978)           Treasurer      term;        2005; Senior Fund Accountant, Wyper Capital
                                     Assistant    Management, LLC (hedge fund) from June 2003
                                     Treasurer    to June 2005;  Auditor, PricewaterhouseCoopers
                                     since 2005   from January 2000 to June 2003.

Kelly Marie Clifford  Assistant      1 year       Operations Associate, Alternative Investment           N/A           N/A
(Born 1969)           Treasurer      term;        Group, Bank of America since November 2004;
                                     Assistant    Product Development Associate, Alternative
                                     Treasurer    Investment Group, Fleet National Bank, September
                                     since 2007   1997 to  October 2004.

Alyssa Romano         Assistant      1 year       Group Manager, Alternative Investment Group Funds'     N/A           N/A
(Born 1970)           Treasurer      term;        Operations and Administration, Banc of America
                                     Assistant    Investment Advisors, Inc. since April 2006;
                                     Treasurer    Assistant Controller, TA Associates
                                     since  2007  Realty, September 2001 to April 2006.


COMMITTEES OF THE BOARD

         The Board has two committees, an Audit Committee and a Nominating Committee.

         AUDIT COMMITTEE


         The Audit Committee is responsible for overseeing the Fund's accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers, and for acting as a liaison between the Fund's independent accountants and the Board. The Audit Committee currently consists of Thomas W. Brock, Alan Brott and Thomas G. Yellin. Alan Brott serves as the Chairman of the Audit Committee. The Audit Committee met four times during the last fiscal year ending March 31, 2007.

         NOMINATING COMMITTEE


         The duties and functions of the Nominating Committee include reviewing candidates for and making nominations of Independent Managers to the Board, periodically reviewing the composition of the Board to determine whether for any reason it may be appropriate to add new Managers, reviewing the membership of each committee established by the Board, and reviewing and making recommendations to the Board regarding the compensation of Independent Managers. The Nominating Committee does not have a policy with regard to the consideration of any Manager candidates recommended by Investors, as the Fund does not hold annual meetings to elect Managers. The Nominating Committee currently consists of Thomas W. Brock, Alan Brott and Thomas G. Yellin. The Nominating Committee did not meet during the last fiscal year ending March 31, 2007.


MANAGER OWNERSHIP OF SECURITIES


         The dollar range of equity securities held by each Manager as of March 31, 2007 is set below:



                                                                           AGGREGATE DOLLAR RANGE OF EQUITY
                                                                             SECURITIES IN ALL REGISTERED
                                            DOLLAR RANGE OF EQUITY         INVESTMENT COMPANIES OVERSEEN BY
                                                SECURITIES IN               MANAGER IN FAMILY OF INVESTMENT
          NAME OF MANAGER                       THE REGISTRANT                        COMPANIES
          ---------------                       --------------                        ---------
Thomas W. Brock                                       $0                                  $0
Alan Brott                                            $0                                  $0
Thomas G. Yellin                                      $0                                  $0


         None of the Independent Managers or their immediate family members own any securities of the Adviser or Columbia Management Distributors, Inc., the Fund's Distributor (the "Distributor"), or any entity controlling, controlled by or under common control with the Adviser or the Distributor (not including registered investment companies) as of March 31, 2007.


MANAGER COMPENSATION

         The Fund pays no compensation to any of its officers or to any Manager who is not an Independent Manager. The Fund pays each Independent Manager a fee of $1,000 per Board or Committee meeting, plus an annual retainer of $6,000. This fee is paid by the Fund to an Independent Manager for attending a Committee meeting only if that meeting was held on a day on which there was not also a meeting of the Board. In addition, the Fund reimburses each of the Managers for reasonable travel and other expenses incurred in connection with attendance at such meetings. The Managers do not receive any pension or retirement benefits from the Fund.

         The following table summarizes compensation paid to the Independent Managers of the Fund for the fiscal year ending March 31, 2007.


                                                                 TOTAL COMPENSATION FROM
                                          AGGREGATE               FUND AND FUND COMPLEX*
          MANAGER                  COMPENSATION FROM FUND            PAID TO MANAGER
          -------                  ----------------------            ---------------
Thomas W. Brock                            $11,000                       $60,000
Alan Brott                                 $11,000                       $21,000
Thomas G. Yellin                           $11,000                       $21,000

* The "Fund Complex"  consists of all  registered  investment  companies  advised by the Adviser and its affiliates or that hold  themselves  out to investors as companies  related to the Fund for purposes of investment or investor services.  Each Manager  currently serves as a Director of Columbia  Management  Multi-Strategy  Hedge Fund, LLC, a
closed-end fund managed by the Adviser.  Manager  Compensation  for Mr. Brock includes  trustee fees paid to him by
Liberty  All-Star Equity Fund, Inc. and Liberty  All-Star Growth Fund,  Inc.,  which were in the Fund Complex until
December 15, 2006.


--------------------------------------------------------------------------------
                          INVESTMENT ADVISORY SERVICES
--------------------------------------------------------------------------------

         The authority of the Adviser to serve or act as investment adviser and be responsible for the day-to-day management of the Fund, and payment of the Management Fee to the Adviser, is set forth in an agreement between the Fund and BAIA (the "Investment Advisory Agreement"). The Investment Advisory Agreement and the authority of the Adviser to act as investment adviser and manage the affairs of the Fund will terminate under the following circumstances:

     1. if revoked by (A) the vote of a majority of the outstanding Interests of the Fund (as defined in the 1940 Act) or (B) the Board, acting in accordance with the 1940 Act, in either case with 60 days' prior written notice to the Adviser;

     2. at the election of the Adviser, with 60 days' prior written notice to the Board;


     3. if, before October 31, 2007, the continuation of such agreement and authority shall not have been approved by (A) the vote of a majority of the outstanding Interests of the Fund (as defined in the 1940 Act) or
         (B) the Board and, in either case, by a majority of the Independent Managers by vote cast at a meeting called for such purpose; or


     4. to the extent required by the 1940 Act, upon the occurrence of any event constituting an "assignment" of the Investment Advisory Agreement within the meaning of the 1940 Act.

         At the request of the Fund, the Adviser will remain as the investment adviser of the Fund for a period of six months if the Fund has terminated the authority of the Adviser to act as investment adviser and manage its affairs, unless a successor adviser to the Adviser is earlier approved by the Fund.

         The Adviser, subject to the supervision and control of the Board, (i) regularly provides investment advice and recommendations to the Fund with respect to its investments, investment policies and the purchase and sale of securities for the Fund; (ii) develops, implements and supervises continuously the investment program of the Fund and the composition of its portfolio and determines what securities shall be purchased and sold by the Fund; (iii) arranges for the purchase of securities and other investments for the Fund and the sale or redemption of securities and other investments held in the portfolio of the Fund; and (iv) takes such further actions with respect to the foregoing as the Adviser deems necessary or advisable. In performing its duties, the Adviser may obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise improve its investment management services, and it may enter into investment sub-advisory agreements with any registered investment advisers, subject to such approvals of the Board and Investors as may be required to comply with applicable provisions of the 1940 Act. The Adviser and/or its affiliates and their respective employees may, but are not required to, hold Interests in the Fund.


         The offices of the Adviser are located at 100 Federal Street, Boston, Massachusetts 02110. The Adviser is a wholly owned subsidiary of Bank of America NA.

         The Investment Advisory Agreement is dated as of June 13, 2005. The Investment Advisory Agreement was approved by the unanimous vote, cast in person, of the Board; including the Managers who are not interested persons, as defined in the 1940 Act, of any such party ("Independent Managers"), at a meeting called for the purpose and held on March 28, 2005. At a shareholder meeting held on June 13, 2005, shareholders approved the Investment Advisory Agreement with BAIA and BAIA then became the investment adviser. An amendment to the Investment Advisory Agreement, effective December 1, 2005, was approved by the unanimous vote, cast in person, of the Board; including the Independent Managers at a meeting called for the purpose and held on November 14, 2005. The Board, including the Independent Managers, approved the continuation of the Investment Advisory Agreement at a meeting called for the purpose and held on September 20, 2006. A discussion of the material factors and the conclusions with respect thereto that formed the basis for the Board's approval of the Investment Advisory Agreement may be found in the Fund's Semi-Annual Report for the six months ended September 30, 2006.

         The Investment Advisory Agreement continued in effect through October 31, 2006 and continues in effect thereafter, provided that its continuance is specifically approved at least annually by the Fund's Board or by a majority vote of the holders of the outstanding Interests of the Fund, as defined by the 1940 Act and, in either case, by a majority of the Independent Managers, at a meeting in person called for the purpose of voting on such matter.

         For the services rendered by the Adviser under the Advisory Agreement, the Fund pays the Adviser at the annual rate of 1.25% of the aggregate value of outstanding Interests, determined no less frequently than quarterly (before any repurchases of Interests). Additionally, prior to December 1, 2005 the Adviser was also entitled to receive a performance-based allocation of 10% of the net profits if the Investor had earned an annualized return greater than 6%, if any, that otherwise would have been credited to the capital account of each Investor (the "Incentive Allocation"). On December 1, 2005, the Advisory Agreement and LLC Agreement were amended to eliminate BAIA's right to receive Incentive Allocations after April 1, 2005.

                                                   MANAGEMENT FEES AND INCENTIVE
                                                              ALLOCATION*

Fiscal year ended March 31, 2007                              $1,159,511

Fiscal year ended March 31, 2006                               $906,811

Fiscal year ended March 31, 2005                               $948,334

* Prior to June 13, 2005, Banc of America Capital Management, LLC ("BACAP") (now known as Columbia Management Advisors, LLC) served as the Fund's investment adviser. BAIA and BACAP are both indirect wholly-owned subsidiaries of Bank of America Corporation. The table shows the fees paid by the Fund to BACAP, for periods prior to June 13, 2005, and to BAIA, for periods thereafter, in management fees and Incentive Allocations for the periods indicated. Since BAIA is entitled to the same remuneration under its Advisory Agreement, BAIA would have received the same amounts if BAIA had been the Fund's investment adviser for those periods.


INFORMATION REGARDING PORTFOLIO MANAGERS

         OTHER ACCOUNTS


         The Fund's portfolio management decisions are made by an investment committee. The investment committee voting members are Daniel McNamara, Allen Cheng, Jim Bowden, Reed Murphy, William Martin, Joseph Quinlan, Alison Ballard, David Hohmann and Nichole Quinn. The table below provides information regarding the other accounts managed by the investment committee members, as of March 31, 2007, as part of the committee or otherwise:

                         NUMBER OF                              NUMBER OF ACCOUNTS MANAGED      ASSETS MANAGED FOR
                         ACCOUNTS                               FOR WHICH ADVISORY FEE IS     WHICH ADVISORY FEE IS
   TYPE OF ACCOUNT        MANAGED      TOTAL ASSETS MANAGED         PERFORMANCE-BASED           PERFORMANCE-BASED
-------------------------------------------------------------------------------------------------------------------
DANIEL
MCNAMARA

Registered
Investment
Companies                    0                    N/A                          0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               2                 $596,000                        0                        N/A


ALLEN CHENG

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               0                   N/A                           0                        N/A

JIM BOWDEN

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               4                $1,249,303                       0                        N/A

REED MURPHY

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               5                 $750,000                        0                        N/A

WILLIAM MARTIN

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               0                  N/A                            0                        N/A


JOSEPH P.
QUINLAN

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               0                   N/A                           0                        N/A


ALISON BALLARD

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               0                   N/A                           0                        N/A


DAVID
HOHMANN

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               3                 $200,000                        0                        N/A


NICHOLE QUINN

Registered
Investment
Companies                    0                   N/A                           0                        N/A

Other pooled
investment
vehicles                    38              $2,745,921,338                    26                   $2,333,943,087

Other accounts               8                 $900,000                        0                        N/A

         Each committee member is a senior executive from business units within Bank of America's Global Wealth and Investment Management business. As such, the compensation packages for the members on the Fund's investment committee are composed of the same components used with all Bank of America senior executives: base salary, annual incentive performance bonus and equity awards. There is no direct link between any member's specific compensation and the Fund's investment performance.


         In determining the base salaries, Bank of America intends to be competitive in the marketplace and ensure salaries are commensurate with each member's experience and ultimate responsibilities within each member's respective business unit. Bank of America regularly evaluates base salary levels with external industry studies and analysis of industry trends.

         Each committee member's annual bonus and equity awards are discretionary awards distributed after measuring each member's contributions against quantitative and qualitative goals relative to their individual business responsibilities. Quantitative goals are relative to the individual's business unit, and are not directly related to the performance of the Fund or any other portfolio relative to any benchmark, or to the size of the Fund. An example of a quantitative measure is associate turnover ratio. Qualitative measures may include staff management and development, process management (ex: adherence to internal and external policies), business management and strategic business input to the business platform.

         There are no pre-set allocations regarding the split between salary and performance incentives resulting in the total compensation for the individual member.


         As of March 31, 2007, no investment committee voting member owned any Interests in the Fund.

         For additional information regarding conflicts of interest, including conflicts relating to the management of multiple accounts, please refer to the section of the prospectus entitled "Conflicts of Interest."


--------------------------------------------------------------------------------
                     CODE OF ETHICS AND PROXY VOTING POLICY
--------------------------------------------------------------------------------

         The Fund, the Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act. Each code of ethics establishes standards for personal securities transactions by associated persons and investment personnel, as defined in the codes of ethics. The codes of ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund or the Underlying Funds, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

         A copy of the code of ethics of the Fund can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Details on the operation of the Public Reference Room can be obtained by calling the SEC at (202) 942-8090. A copy of the

Fund's code of ethics may also be obtained from the EDGAR Database on the SEC's website, http://www.sec.gov. A copy of the Fund's code of ethics may be obtained, after paying a duplicating fee, by electronic request to "publicinfo@sec.gov" or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.


         The Managers have delegated to the Adviser the authority to vote proxies on behalf of the Fund. The Managers have approved the proxy voting guidelines and proxy voting procedures of the Adviser. A copy of the Adviser's proxy voting policy and proxy voting guidelines are attached to this SAI as Appendix A. To obtain a copy of the Adviser's proxy voting policy, call (888) 786-9977. Information about how the Fund voted proxies relating to portfolio securities during the 12-month period ended June 30 is available (1) without charge, upon request, by calling (888) 786-9977 and (2) on the SEC's website at http://www.sec.gov.


--------------------------------------------------------------------------------
                                   TAX ASPECTS
--------------------------------------------------------------------------------

         The following is a summary of certain aspects of the income taxation of the Fund and its investments that should be considered by a prospective Investor. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues.

         This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of all of the various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.


         EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

         IRS CIRCULAR 230 NOTICE. TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, YOU ARE HEREBY NOTIFIED THAT THE U.S. TAX ADVICE CONTAINED HEREIN
(I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE FUND AND THE ADVISER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TAX TREATMENT OF FUND INVESTMENTS

         IN GENERAL

         The Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

         Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations - "Section 988" Gains or Losses" below) and certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Fund.

         The maximum ordinary income tax rate for individuals currently is 35% and, in general, the maximum individual income tax rate for long-term capital gains and "qualified dividend income" currently is 15% (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase-out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.


         The Fund may realize ordinary income from dividends and accruals of interest on securities. The Fund may hold, through Underlying Funds, debt obligations with "original issue discount." In such case, the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Fund may also acquire, through Underlying Funds, debt obligations with "market discount." Upon disposition of such an obligation, the Fund generally would be required to treat any gain realized as interest income to the extent of the market discount that accrued during the period the debt obligation was held by the Fund unless an election was previously made by the holder of the obligation to accrue the market discount currently. The Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from
transactions   involving   certain   derivative   instruments,   such   as  swap
transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Underlying Funds in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a non-corporate Investor, may be subject to restrictions on their deductibility. See "Deductibility of Fund Investment Expenditures and Certain Other Expenditures" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.(1)

         CURRENCY FLUCTUATIONS - "SECTION 988" GAINS OR LOSSES

         To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (E.G., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under
Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time interest, other receivables, expenses or other liabilities denominated in a foreign currency are accrued and the time such receivables or liabilities are collected or paid may be treated as ordinary income or ordinary loss.

         As indicated above, the Fund, through the Underlying Funds, may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts," below), will not be subject to ordinary income or loss treatment under Section 988. However, gain or loss realized with respect to currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts will be ordinary, unless (i) the contract is a capital asset and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.


----------------------
(1) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations issued by the Treasury Department.

         SECTION 1256 CONTRACTS


         In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency contracts, and certain options contracts. Under these rules, Section 1256 Contracts held at the end of each taxable year are treated for Federal income tax purposes as if they were sold for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

         Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations - "Section 988" Gains or Losses" above.) If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may by election be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.


         MIXED STRADDLE ELECTION

         The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations issued by the Treasury Department, an Underlying Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that the Service will accept a mixed straddle account election by an Underlying Fund.

         SHORT SALES

         Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent that the property used to close the short sale constitutes a capital asset in the taxpayer's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the taxpayer for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the taxpayer.

         Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if an Underlying Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Underlying Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if an Underlying Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Underlying Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

         EFFECT OF STRADDLE RULES ON INVESTORS' SECURITIES POSITIONS

         The Service may treat certain positions in securities held (directly or indirectly) by an Investor and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. The application of the "straddle" rules in such a case could affect an Investor's holding period for the securities involved and may defer the recognition of losses with respect to such securities.


         Tax rules may also aggregate positions held by an Investor outside of the Fund with positions held by the Fund, causing the Investor to recognize taxable income in excess of economic income, causing adjustments in the holding periods of securities, converting long-term capital gains into short-term capital gains or ordinary income or converting short-term capital losses into long-term capital losses.


         MARK-TO-MARKET ELECTION

         If an Underlying Fund is a trader for Federal income tax purposes, the Underlying Fund may elect, pursuant to Section 475(f) of the Code, to "mark to market" its securities at the end of each taxable year. Pursuant to this election, the Underlying Fund's securities generally would be treated for Federal income tax purposes as though sold for fair market value on the last business day of its taxable year. This election would apply to all taxable years of the Underlying Fund unless revoked with the consent of the Service. If this election were made, the Underlying Fund's gains and losses (other than gains and losses with respect to certain Section 1256 contracts) generally would be considered ordinary income or loss, rather than capital gain or loss.

         LIMITATION ON DEDUCTIBILITY OF INTEREST AND SHORT SALE EXPENSES

         For non-corporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain or "qualified dividend income" is excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary income tax rates.

         For purposes of this provision, the Fund's activities will be treated as giving rise to investment income for an Investor, and the investment interest limitation would apply to a non-corporate Investor's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a non-corporate Investor would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. An Investor that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a non-corporate Investor on money borrowed to finance its investment in the Fund. Potential Investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

         DEDUCTIBILITY OF FUND INVESTMENT EXPENDITURES AND CERTAIN OTHER EXPENDITURES

         Investment expenses (E.G., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income. In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(2) Moreover, such investment expenses are miscellaneous itemized deductions that are not deductible by a non-corporate taxpayer in calculating its alternative minimum tax liability.

         The Fund intends to take the position on its Federal income tax return that (i) a non-corporate Investor may deduct its share of the expenses of the Underlying Funds that



----------------------
(2) Under legislation enacted in 2001, this limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010. However, this legislation contains a "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.

are traders in securities without regard to these limitations on deductibility, and (ii) a non-corporate Investor's share of the expenses of the Underlying Funds that are investors in securities are subject to these limitations. The Fund also will be required to determine whether expenses it incurs directly (E.G., the Management Fee) are investment expenses subject to these limitations. Although the Fund intends to treat trade or business related expenses and any performance-based allocations of Fund Managers as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service may not treat such items as investment expenses that are subject to the limitations.


         The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, non-corporate Investors should consult their tax advisers with respect to the application of these limitations.


         In addition, the Fund's syndication expenses are not deductible. Organizational expenditures may be amortized over 180 months. There can be no assurance that a portion of the amount paid by the Fund to a Manager will not be deemed a reimbursement for organizational expenditures or nondeductible syndication expenses. Moreover, deduction limitations such as the "at risk" rules may also apply. Each prospective Investor is urged to consult with its own tax advisor regarding the availability of losses and deductions from the Fund.


         APPLICATION OF RULES FOR INCOME AND LOSSES FROM PASSIVE ACTIVITIES


         The Code restricts the deductibility of losses from a "passive activity" against certain income that is not derived from a passive activity. This restriction applies to individuals, trusts, estates, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against an Investor's share of such income and gain from the Fund. Income or loss attributable to the Fund's investments in partnerships and other pass-through entities engaged in certain trades or businesses may constitute passive activity income or loss.


         "PHANTOM INCOME" FROM FUND INVESTMENTS


         Pursuant to various "anti-deferral" provisions of the Code (E.G., "passive foreign investment company" and "controlled foreign corporation" provisions), investments (if any) by an Underlying Fund in certain foreign corporations may cause an Investor to (i) recognize taxable income prior to the Underlying Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.


         The Fund may invest in certain offshore funds that are "passive foreign investment companies" ("PFIC") as defined by Section 1297 of the Code. Under the PFIC rules, unless the Fund makes the election described below, any gain realized on the sale or other disposition of shares in a PFIC generally will be treated as ordinary income and subject to tax as if (i) the gain had been realized ratably over the Fund's holding period and (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate and, in addition to the tax, an interest charge at the rate generally applicable to underpayments of tax will be imposed. The Fund may elect, provided the PFIC complies with certain reporting requirements, to have a PFIC in which the Fund invests treated as a "qualified electing fund," in which case the Fund would include annually in its gross income its pro rata share of the PFIC's ordinary income and net realized capital gains, whether or not such amounts are actually distributed to the Fund. Any net operating losses or net capital losses of the PFIC will not pass through to the Fund and will not offset any ordinary income or capital gains of the PFIC reportable to the Fund in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Fund on its disposition of its shares in the PFIC). There can be no assurance that the Fund will be able to make a "qualified electing fund" election with respect to a PFIC in which it invests. Investors may be subject to service reporting requirements with respect to the Fund's investments in PFICs.

INFORMATION REPORTING AND RELATED MATTERS

         Solely as a result of their participation in the Fund, Investors may be required to file certain state tax returns and pay taxes in those states. (See "State and Local Taxation" below.)

         An Investor (and each employee, representative, or other agent of the Investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Fund and all materials of any kind (including opinions or other tax analyses) that are provided to the Investor relating to such tax treatment and tax structure.

         TAX SHELTER REPORTING REQUIREMENTS

         Under recently issued Regulations, the activities of the Fund may include one or more "reportable transactions," requiring the Fund and, in certain circumstances, an Investor to file information returns as described below. In addition, the Adviser and other material advisors to the Fund may each be required to file information returns with the Service and to maintain for a specified period of time a list containing certain information regarding the "reportable transactions" and the Fund's investors, and the Service could inspect such lists upon request.

         A "reportable transaction" of a partnership includes, among others, a transaction that results in a loss claimed under Section 165 of the Code (computed without taking into account offsetting income or gain items, and without regard to limitations on its deductibility) generally of at least $2 million in any one taxable year or an aggregate of at least $4 million over a period of six taxable years (beginning with the taxable year in which the transaction is entered into), unless the transaction has been exempted from reporting by the Service. Subject to certain significant exemptions described below, a partner will be treated as participating in a partnership's "loss transaction," and thus be required to report the transaction, if (i) the
partner's   allocable  share  of  such  a
partnership's loss exceeds certain thresholds,(3) or (ii) the partner is an individual or a trust which is allocated in any one taxable year a loss of at least $50,000 from a Section 988 transaction (see "Currency Fluctuations - "Section 988" Gains or Losses" above).



         The  Regulations  require  the  Fund to  complete  and file  Form  8886
("Reportable Transaction Disclosure Statement") with its tax return for each taxable year in which the Fund participates in a "reportable transaction." Additionally, each Investor treated as participating in a reportable transaction of the Fund is required to file Form 8886 with its tax return. The Fund and any such Investor, respectively, must also submit a copy of the completed form with the Service's Office of Tax Shelter Analysis. The Fund intends to notify the Investors that it believes (based on information available to the Fund) are required to report a transaction of the Fund, and intends to provide such Investors with any available information needed to complete and submit Form 8886 with respect to the Fund's transactions.


         Under these rules, an Investor's recognition of a loss upon its disposition of an interest in the Fund could also constitute a "reportable transaction" for such Investor. Significant penalties may apply for failure to comply with these rules. Investors should consult with their own advisors concerning the application of these reporting obligations to their specific situations.

         Under recently enacted tax legislation, if the Fund (or any fund in which the Fund directly or indirectly invests) engages in certain tax shelter transactions, certain tax-exempt Investors could be subject to an excise tax equal to the highest corporate tax rate times the greater of (i) such Investor's net income from the transactions or (ii) 75% of the proceeds attributable to such Investor from the transactions. If such a tax-exempt Investor knew or had reason to know that a transaction was a prohibited tax shelter transaction a substantially higher excise tax could be applicable. This excise tax does not apply to pension plans. In addition, such tax-exempt Investors could be subject to certain disclosure requirements and penalties could apply if such tax-exempt Investors do not comply with such disclosure requirements. There can be no assurance that the Fund (or any fund in which the Fund directly or indirectly invests) will not engage or be deemed to engage in prohibited tax shelter transactions. Tax-exempt Investors should consult with their own tax advisors regarding this new legislation.


UNRELATED BUSINESS TAXABLE INCOME


         Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner or through tiers of partnerships or other pass-through entities. This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.



----------------------
(3) For non-corporate members, the thresholds are $2 million in any one taxable year or an aggregate of $4 million over the six-year period described above, and for corporate members, the thresholds are $10 million in any one taxable year or $20 million over the six-year period described above.

         This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership or other pass-through entities) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business (other than securities trading), the Fund's income (or loss) from these investments will constitute UBTI. An exempt organization is required to make estimated tax payments on its UBTI.


         The Fund may, directly or indirectly through Underlying Funds, incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. The calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund and the Underlying Funds from time to time.(4) Accordingly, it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for an Investor that is an exempt organization. An exempt organization's share of the income or gains of the Fund that is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (E.G., losses from securities for which there is acquisition indebtedness).

         To the extent that the Fund generates UBTI, the applicable Federal tax rate for such an Investor generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to an Investor that is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Service will accept the Fund's calculation of UBTI.


         In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect

----------------------
(4) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund.

the tax-exempt status of such an exempt organization.(5) However, a title-holding company will not be exempt from tax if it has certain types of UBTI. A charitable remainder trust that realizes UBTI must pay an excise tax equal to the amount of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective Investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See "ERISA Considerations," below.)


CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

         PRIVATE FOUNDATIONS

         Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

         In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its non-functionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a non-functionally related asset. A determination that an interest in the Fund is a non-functionally related asset could conceivably cause cash flow problems for a prospective Investor that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

         With certain exceptions, private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

----------------------
(5) Certain exempt organizations that realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Investor should consult its tax adviser in this regard.

         In some instances, the "excess business holdings" provisions of the Code may prohibit an investment in the Fund by a private foundation. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund (or 35% if the private foundation together with all disqualified persons do not have "effective control" of the Fund), the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. Although there can be no assurance, the Board believes that the Fund will meet such 95% gross income test.


         A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

         QUALIFIED RETIREMENT PLANS

         Employee benefit plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See "ERISA Considerations" below.)

         ENDOWMENT FUNDS

         Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted in various forms by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

STATE AND LOCAL TAXATION

         In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

         State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. An Investor's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which the Fund acquires an interest may conduct business in a jurisdiction which will subject to tax an Investor's share of the partnership's income from that business and may cause Investors to file tax returns in those jurisdictions. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Investor is a resident.

         NEW YORK

         The Fund, which is treated as a partnership for New York State and New York City income tax purposes, should not be subject to the New York City unincorporated business tax, which is not imposed on a partnership which purchases and sells securities for its "own account." (This exemption may not be applicable to the extent a partnership in which the Fund invests conducts a business in New York City.) New York State does not impose an unincorporated business tax. By reason of a similar "own account" exemption, it is also expected that a nonresident individual Investor should not be subject to New York State personal income tax with respect to his share of income or gain realized directly by the Fund.


         Individual Investors who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws generally limit the deductibility of (a) itemized deductions for individual taxpayers at certain income levels and (b) interest expense to the extent the Fund's securities trading activity does not constitute a trade or business. These limitations would apply to an Investor's share of some or all of the Fund's expenses. Prospective Investors are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.


         For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation generally is treated as doing business in New York State and New York City, respectively, and is subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.(6) Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive


----------------------
(6) New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

share of such partnership's income and loss. There is currently no similar provision in effect for purposes of the New York City general corporation tax.


         New York State regulations provide that corporations are not subject to the New York State corporate franchise tax solely by virtue of being partners in a "portfolio investment partnership," which is defined, generally, as a partnership which meets the gross-income requirement of Section 851(b)(2) of the Code. Such tax can apply, however, if the corporate Investor is otherwise deemed to be "doing business" in New York. For the purposes of satisfying the above gross-income requirement, New York State has adopted regulations that also include, as qualifying income, any income and gains from commodity transactions described in Section 864(b)(2)(B)(iii) or income and gains from futures, forwards  and  options  with  respect  to  such  commodities,  so  long  as  the partnership is trading for its own account as described in Section 864(b)(2)(B)(ii) of the Code as qualifying gross income for this purpose. The Fund's qualification as such a portfolio investment partnership must be determined on an annual basis and, with respect to a taxable year, the Fund might not qualify as a portfolio investment partnership.

         New York State generally requires certain entities taxable as partnerships to make quarterly estimates of tax payments on behalf of partners that are individual non-New York residents or corporations (other than "S" corporations). Accordingly, the Fund may be required to withhold on the distributive shares of New York source partnership income allocable to certain Investors to the extent such income is not derived from trading in securities for the Fund's own account. Partnerships are not required to make estimated payments on behalf of any partner if (a) that partner files a certificate of exemption, (b) that partner has elected to be included in an authorized group return, or (c) the estimated tax required to be paid by the partnership for that partner is $300 or less for the taxable year.

         A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and City personal income tax as well as New York City Unincorporated Business Tax. A non-stock corporation which is exempt from Federal income tax generally is presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI (excluding commercial-type insurance income when such income is the organization's sole source of UBTI) at a rate of 9%. There is no New York City tax on the UBTI of an otherwise exempt entity.


         Each prospective Investor should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in the Fund.

--------------------------------------------------------------------------------
                              ERISA CONSIDERATIONS
--------------------------------------------------------------------------------

         Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an "ERISA Plan"), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

         ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, the risk and return factors of that investment, the ERISA Plan portfolio's composition with regard to diversification, the liquidity and cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects - Unrelated Business Taxable Income" and "- Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider, given the size of the proposed investment, whether such an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for an ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

         Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, none of the Adviser or any of the Managers will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

         A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Benefit Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

         Certain prospective Benefit Plan investors may currently maintain relationships with the Adviser, Managers, the Board or their affiliates ("ERISA Affiliates"). Each ERISA Affiliate may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) a Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which that fiduciary has an interest would receive a fee or other consideration. Benefit Plan investors should consult with their own counsel to determine if an investment in the Fund is prohibited by ERISA or the Code. In this regard, fiduciaries of Benefit Plan investors will be required to represent that the decision to invest in the Fund was made by them as fiduciaries, that they are independent of all ERISA Affiliates, that the Benefit Plan fiduciaries are duly authorized to make this investment decision and that they have not relied on any advice or recommendation of any ERISA Affiliates, as a primary basis for the decision to invest in the Fund.

         The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

--------------------------------------------------------------------------------
                                    BROKERAGE
--------------------------------------------------------------------------------

         In most instances, the Fund will invest directly in Underlying Funds. These investments are generally not subject to transaction expenses. Nonetheless, some of the Fund's portfolio transactions may be subject to expenses. The Adviser is responsible for the selection of brokers to execute the Fund's portfolio transactions. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

         In selecting brokers and dealers to execute transactions on behalf of the Fund, the Adviser generally seeks to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that the Adviser generally seeks reasonably competitive commission rates, the Adviser does not necessarily pay the lowest commission available on each transaction. The Adviser has no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

         Consistent with the principle of seeking best price and execution, the Adviser may place orders for the Fund with brokers that provide the Adviser with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser and its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is necessarily used by the Adviser in connection with the Fund. Conversely, the information provided to the Adviser by brokers and dealers through which other clients of the Adviser and its affiliates effect securities transactions may be useful to the Adviser in providing services to the Fund.

         The Fund may effect portfolio brokerage transactions through affiliates of the Adviser. These transactions would be effected pursuant to procedures adopted by the Board pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. When acting as broker for the Fund in connection with the sale of securities to or by the Fund, compensation received by the affiliated broker is subject to the following limits: (1) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (2) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (3) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

--------------------------------------------------------------------------------
                               VALUATION OF ASSETS
--------------------------------------------------------------------------------

         The Fund's policies and procedures for valuing its interests in Private Funds are described in the prospectus. Other Fund assets are valued as described below.


         Domestic exchange traded securities (other than options) are valued at their last traded sale prices as reported on the principal exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities are valued based upon their latest bid prices for securities held long, or their ask prices for securities held short, as reported by such exchanges. Securities traded on the Nasdaq Stock Market, Inc. ("NASDAQ") are valued at the Nasdaq Official Closing Price ("NOCP"). If no NOCP is available, such securities are generally valued at their latest bid prices as reported on NASDAQ. Securities traded on a foreign securities exchange are valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange. Other securities for which market quotations are readily available are valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets are valued at fair value as determined in good faith by, or under the supervision of, the Board.

         If possible, debt securities are valued in accordance with the procedures described above. Otherwise, these securities, will be valued by reference to valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Board and/or the Valuation Committee monitors periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, are valued at amortized cost.

         Financial futures are generally valued at the latest reported sales price. Forward foreign currency contracts are generally valued using market quotations from a widely used quotation system that reflects the current cost of covering or off-setting the contract. Exchange-traded options are generally valued at the latest reported sale price on the exchange on which they trade. If there is no reported sale for an option on the valuation date, the option is generally valued at the mean between the latest bid and asked prices. Over-the-counter options are generally valued using the mean between the latest bid and asked prices. If market quotations are not readily available, these instruments are valued at fair value as determined in good faith by, or under the supervision of, the Board.

         All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When, in the judgment of the Valuation Committee of the Fund, such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or in accordance with procedures adopted by, the Board.

         Repurchase agreements will generally be valued at a price equal to the amount of the cash invested in the repurchase agreement at the time of valuation. The market value of the securities underlying a repurchase agreement will be determined in accordance with the procedures above, as appropriate, for the purpose of determining the adequacy of collateral.

         Shares of open-end investment companies will generally be valued at the latest net asset value reported by the investment company.


--------------------------------------------------------------------------------
             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL
                                     COUNSEL
--------------------------------------------------------------------------------

         Ropes & Gray LLP serves as legal counsel to the Fund. The offices of Ropes & Gray LLP are located at One International Place, Boston, Massachusetts 02110.

         PricewaterhouseCoopers LLP serves as the independent registered public accounting firm to the Fund. The offices of PricewaterhouseCoopers LLP are located at 300 Madison Avenue, New York, New York 10017.

--------------------------------------------------------------------------------
                                    CUSTODIAN
--------------------------------------------------------------------------------


         SEI Investments Global Funds Services (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. The Custodian's principal business address is One Freedom Valley Drive, Oaks, PA 19456. Bank of New York serves as sub-custodian of the Fund's assets. Bank of New York's principal business address is 101 Barclay Street, 21 W Floor, New York, New York 10286.


--------------------------------------------------------------------------------
                             PRINCIPAL SHAREHOLDERS
--------------------------------------------------------------------------------


         To the knowledge of the Fund, the following persons owned of record or beneficially, 5% or more of a class of the outstanding shares of the Fund as of May 15, 2007:

NAME AND ADDRESS                VALUE OF INTERESTS OWNED    PERCENT OF INTERESTS
NB Funding Company, LLC               $19,957,011.36               18.90%

William S Glennan Trust               $7,645,369.65                 7.24%


         NB Funding Company, LLC ("NB Funding") is a subsidiary of Bank of America Corporation. NB Funding may withdraw all or any portion of its Interest at any time and from time to time in accordance with the terms of any tender offer. The withdrawal by NB Funding of a substantial portion of its investment could have a material adverse effect on the investment program of the Fund and increase other Investor's expenses.

--------------------------------------------------------------------------------
                            SUMMARY OF LLC AGREEMENT
--------------------------------------------------------------------------------

         The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in the Fund's prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix B to the prospectus.

LIABILITY OF INVESTORS

         Investors in the Fund are members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, an Investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being an

Investor, except that the Investor may be obligated to make capital contributions to the Fund pursuant to the LLC Agreement and to repay any funds wrongfully distributed to the Investor. An Investor may be required to contribute to the Fund, whether before or after the Fund's dissolution or after the Investor ceases to be an Investor, such amounts as the Fund deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Investor, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Investor's Interest and any other amounts received by the Investor from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

DUTY OF CARE

         The LLC Agreement provides that no Manager, Adviser or their affiliates shall be liable to the Fund or any of the Investors for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Board by the Fund, but not by the Investors individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A Manager will not be personally liable to any Investor for the repayment of any balance in such Investor's capital account or for contributions by such Investor to the capital of the Fund or by reason of any change in the Federal, state or local income tax laws applicable to the Fund or its Investors. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY

         By purchasing an Interest and by signing the LLC Agreement (which each Investor will do by virtue of signing the Investor certification form attached to the prospectus as Appendix A), each Investor will appoint the Adviser and each of the Managers his or her attorneys-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

         The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Adviser and each of the Managers and as such is irrevocable and continues in effect until all of such Investor's Interest has been withdrawn pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Board for admission to the Fund as substitute Investors.

TERM, DISSOLUTION AND LIQUIDATION

         The Fund will be dissolved:

                  o upon the affirmative vote to dissolve the Fund by (1) the Board or (2) Investors holding at least two-thirds of the total number of votes eligible to be cast by all Investors;

                  o upon the expiration of any two-year period that commences on the date on which any Investor has submitted a written notice to the Fund requesting the repurchase of its entire Interest, in accordance with the LLC Agreement, if the Fund has not repurchased the Investor's Interest;

                  o upon the failure of Investors to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of the Fund; or

                  o   as required by operation of law.

         Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or the Adviser is unable to perform this function), is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the prospectus under "Capital Accounts."

         Upon the dissolution of the Fund, its assets are to be distributed (1) first, to satisfy the debts, liabilities and obligations of the Fund, other than debts to Investors, including actual or anticipated liquidation expenses, (2) next, to satisfy debts, liabilities and obligations owing to the Investors, and
(3) finally, to the Investors proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Investors in facilitating an orderly liquidation.

VOTING

         Each Investor has the right to cast a number of votes equal to the value of the Investor's Capital Account at a meeting of Investors called by the Board or by Investors holding 25% or more of the total number of votes eligible to be cast. Investors are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of the Fund's agreement with any investment adviser of the Fund, and approval of the Fund's accountants, and on certain other matters, to the extent that the 1940 Act requires a vote of Investors on any such matters. Except for the exercise of their voting privileges, Investors in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund. The interest of the Special Advisory Member is non-voting.

REPORTS TO INVESTORS

         The Fund will furnish to Investors as soon as practicable after the end of each taxable year such information as is necessary for such Investors to complete Federal, state and local income tax or information returns, along with any other tax information required by law. The Fund will send to Investors a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.

FISCAL YEAR

         The Fund's fiscal year ends on March 31.

--------------------------------------------------------------------------------
                       FUND ADVERTISING AND SALES MATERIAL
--------------------------------------------------------------------------------

         Advertisements and sales literature relating to the Fund and reports to Investors may include quotations of investment performance. In these materials, the Fund's performance will normally be portrayed as the net return to an Investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns are reported on a net basis, after all fees, expenses and the Incentive Allocation (for periods during which the Adviser was entitled to receive an Incentive Allocation). Other methods may also be used to portray the Fund's investment performance.

         THE FUND'S INVESTMENT PERFORMANCE WILL VARY FROM TIME TO TIME, AND PAST RESULTS ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

         Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and indices, including, but not limited to, the Standard & Poor's Composite Index of 500 Stocks and the NASDAQ Composite Index. Comparisons may also be made to economic and financial trends and data that may be relevant for Investors to consider in determining whether to invest in the Fund.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         Financial statements are incorporated by reference to the Fund's annual report for the fiscal year ended March 31, 2007 previously filed on Form N-CSR (Reg. No. 811-21252) on June 7, 2007. The financial information of the Fund incorporated by reference in the prospectus under the caption "Financial Highlights" and the financial statements that are included in this SAI have been so included or incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP given upon their authority as experts in auditing and accounting.

--------------------------------------------------------------------------------
                                   APPENDIX A
                 PROXY VOTING POLICY AND PROXY VOTING GUIDELINES
--------------------------------------------------------------------------------

EXPLANATION/SUMMARY OF REGULATORY REQUIREMENTS

An SEC-registered investment advisor that exercises voting authority over clients' proxies must adopt written policies and procedures that are reasonably designed to ensure that those proxies are voted in the best economic interests of clients. An advisor's policies and procedures must address how the advisor resolves material conflicts of interest between its interests and those of its clients. An investment advisor must comply with certain record keeping and disclosure requirements with respect to its proxy voting responsibilities. In addition, an investment advisor to ERISA accounts has an affirmative obligation to vote proxies for an ERISA account, unless the client expressly retains proxy voting authority.

The Alternative Investment Group ("AI GROUP") conducts its business through two SEC-registered investment advisors (referenced in the "Policy Summary" section below) (the "Advisors"), that exercise voting authority over Clients'(1) securities. As such, the AI Group PROXY POLICY is set forth below.

POLICY SUMMARY

AI Group Clients invest all or substantially all of their assets in limited partnership interests, limited liability company interests, shares or other equity interests issued by unregistered Funds ("Underlying Funds"). AI Group Clients may also invest in high quality, short-term instruments for cash management purposes and may be authorized to acquire securities for hedging or investment purposes. Securities held by a Client that are not Underlying Fund interests are referred to as "Direct Investments".

On rare occasions, an AI Group Client may hold securities distributed to it by an Underlying Fund as an "in kind" distribution. The Advisors will generally attempt to liquidate Direct Investments received as "in kind" distributions within 30 days. (See BEST EXECUTION POLICY for further details.) An Advisor may vote a proxy in the event a proxy vote be solicited for shareholders of record during the limited time that the AI Group Client held the security prior to the security's liquidation.

THIS POLICY APPLIES TO THE FOLLOWING ADVISORS: BANC OF AMERICA INVESTMENT ADVISORS, INC. AND BANK OF AMERICA CAPITAL ADVISORS LLC (THE "ADVISORS"). OTHER POLICIES APPLY TO THE VOTING OF SECURITIES HELD BY ADVISOR CLIENTS THAT ARE NOT AI GROUP CLIENTS.

POLICY

Except with respect to Adverse Measures (defined below), in determining how AI Group should vote a security, AI Group Portfolio Management shall:

         o recommend against adoption of a measure if Portfolio Management determines in its discretion that such measure, if adopted:

         would  result in the  affected  AI Group  Client  holding a security in
         violation  of  such  Client's  investment  objective(s),   policies  or
         restrictions; or

----------------------
(1) As used in this policy, "CLIENTS" include private investment funds ("PRIVATE FUNDS") exempt from the definition of an investment company pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the "1940 ACT"), closed-end investment companies ("RICS") registered under the 1940 Act, Private Funds that are "plan assets" under ERISA and other institutional and high net worth investors [For the purposes of this policy, "CLIENTS" do not include Private Funds or RICs that are sub-advised by third parties.]

         has a reasonable probability of materially diminishing the economic value and/or utility of the related security in the hands of such Client over the anticipated holding period of such security; and

         o recommend adoption of a measure if Portfolio Management in its discretion determines that such measure, if adopted:

         would not  result in the  affected  AI Group  Client  holding a related
         security  in  violation  of  such  Client's  investment   objective(s),
         policies or restrictions; and

         has a reasonable probability of enhancing (or not materially diminishing) the economic value and/or utility of the related security in the hands of such AI Group Client over the anticipated holding period of such security.

As described above in the "Policy Summary" section, most votes cast by Advisors on behalf of Clients will relate to the voting of limited partnership interests, limited liability company interests, shares or similar equity interests in Underlying Funds in which AI Group Clients invest. Such votes are typically by written consent and no investor meeting is generally called. Although determining whether or not to give consent may not be considered to be "proxy voting", such action is governed by this Proxy Voting Policy. It is also anticipated that frequently an Underlying Fund will request the AI Group Client either to vote in favor of measures that reduce the rights, powers and authority, and/or increase the duties and obligations, associated with the security in question ("ADVERSE MEASURES") or to redeem its interests in the Underlying Fund.

It is expected that AI Group Portfolio Management will ordinarily recommend voting a security in favor of an Adverse Measure only if:

         o Portfolio Management believes that voting for the Adverse Measure is the only way to continue to hold such security, and that their is a reasonable probability that the benefits that would be conferred on the affected AI Group Client by continuing to hold such security would outweigh the adverse affect(s) of such Adverse Measure (e.g., increased fees, reduced liquidity); and

         o Adoption of such Adverse Measure would not result in such Fund holding the related security in violation of its investment objective(s), policies or restrictions.

Based on the foregoing, it is expected that Portfolio Management ordinarily will recommend adoption of routine, non-Adverse Measures supported by management, such as proposals to appoint or ratify the appointment of auditors.

CONFLICTS OF INTEREST:

Portfolio Management is under an obligation to (a) be alert to potential conflicts of interest on the part of AI Group, be mindful of other potential conflicts of interest as they pertain to affiliates of the Advisors or in his or her own personal capacity, with respect to a decision as to how a proxy should be voted, and (b) bring any such conflict of interest or other conflict of interest which he or she is aware to the attention of the other members of the Investment Committee and the AI Group Compliance SME.

AI Group will not implement any decision to vote a proxy in a particular manner unless and until the Compliance SME has assessed:

         o whether AI Group (or AI Group personnel) are subject to a conflict of interest in voting such proxy; and if so then

         o assess whether such conflict is material or not, and if so then

         o address the material conflict in a manner designed to serve the best interests of the affected AI Group Client.

NOTICE TO INVESTORS:

AI Group will deliver a summary of AI Group's proxy voting policies and procedures to each prospective investor by delivering the Advisors' Form ADV Part II to prospective investors. The summary is contained in Schedule F of the referenced document.

RESPONSES TO INVESTOR REQUESTS:

AI Group will, upon the reasonable request of a prospective investor or current investor, provide such prospective investor or current investor with a copy of the then-current version of this Policy.

AI Group will, upon the reasonable request of a current investor, provide the current investor with how AI Group has voted proxies, for the prior one year period, on behalf of the specific AI Group Client that said investor has invested in.

MEANS OF ACHIEVING COMPLIANCE

AI Group will establish procedures to implement this policy to ensure that proxy voting is performed in accordance with the policy expressed above.

SUPERVISION

Each Portfolio Management Director is responsible for implementing this policy for his or her platform and the Investment Committee is responsible for overseeing the implementation of this policy.

ESCALATION

The applicable AI Group Portfolio Management Directors must promptly report all unapproved exceptions to this policy to the Investment Committee and the AI Group Compliance SME, who together will determine the remedial action to be taken, if any. The Compliance SME will report all material exceptions to the Chief Compliance Officer.

The Chief Compliance Officer will report any exception that is not resolved to his or her satisfaction, that cannot be resolved, or that otherwise suggests a material internal compliance controls issue, to IPG Senior Management.

MONITORING/OVERSIGHT

The AI Group Compliance SME is responsible for monitoring compliance with this policy on an ongoing basis. As needed, but not less than semi-annually, the Compliance SME will request from Portfolio Management a list of all proxies voted during a given period. The Compliance SME will examine the way AI Group has voted and compare to the AI Group Proxy Policy to ensure that AI Group has been consistent with policy. Evidence of the review will be kept via a Compliance Monitoring Checklist.

RECORDKEEPING

Records should be retained for a period of not less than six years. Records should be retained in an appropriate office of AI Group for the first three years. Examples of the types of documents to be maintained as evidence of AI Group's compliance with this policy may include:

     o   Portfolio Management Memorandum Describing Proxy Vote Request
     o   Compliance SME Files Pertaining to Proxy Voting
     o   Minutes of AI Group Investment Committee Meetings
     o   Compliance Monitoring Checklist
     o   Proxy Voting Record
     o   Records Required for Form N-PX (Registered Clients Only)
     o   Other documents as proscribed in Rule 204(2)(c)-17




THIS POLICY WILL BE REVIEWED NO LESS FREQUENTLY THAN SEMI-ANNUALLY AND IS SCHEDULED TO BE REVIEWED ON MAY 30, 2007 OR PROMPTLY THEREAFTER.

                    ALTERNATIVE INVESTMENT GROUP ("AI GROUP")
                             PROXY VOTING PROCEDURES
                       FOR PORTFOLIO MANAGEMENT DEPARTMENT

RELATED POLICY SUMMARY

The related policy discussed the situations in which AI Group may be called to vote a security on behalf of its Clients, the general guidelines for how AI Group will vote, and the importance of identifying and addressing potential and actual conflicts of interest.

PROCEDURE SUMMARY

To comply with applicable law and in accordance with the Advisors' responsibilities to its clients, the following procedures detail the steps to be taken when AI Group receives a proxy vote request or request for consent. These procedures will help ensure that securities are voted according to policy and that potential conflicts of interest, as they pertain to voting, are identified and addressed. Failure to follow these procedures may result in a violation of the Advisors' corresponding policies and potentially breach regulatory requirements. Although determining whether or not to give consent may not be considered to be "proxy voting", such action is governed by these Proxy Voting Procedures.

The procedures below are designed to be read in conjunction with AI Group's PROXY VOTING POLICY.

PROCEDURE

Upon AI Group Portfolio Management's receipt of a written consent request or proxy materials relating to a security held by one more AI Group Client's, Portfolio Management will determine how such proxies should be voted in accordance with the AI Group PROXY VOTING POLICY and these procedures.

Portfolio Management will:

A. prepare a memorandum that contains a brief explanation of the proposed measure(s) described in such materials, the reasons for such measure(s) (if disclosed in such materials), the effective date of such measure(s), Portfolio Management's voting recommendation of such measure(s), if adopted, the AI Group Client(s) that would be affected by such measure(s), the deadline for voting the proxy/consent, and related matters; and then

B. submit such memorandum to the AI Group Compliance SME who will seek to identify whether AI Group (or AI Group personnel) are subject to a conflict of interest in voting such security and if so, to address such conflict as set forth in these procedures; and

C. submit such memorandum to all members of the AI Group Investment Committee for approval at the next Investment Committee meeting (or sooner depending on the proxy vote/consent deadline). The Investment Committee will not approve any voting activity that is not in concert with AI Group PROXY VOTING POLICY. Investment Committee decisions will be documented in the Investment Committee Meeting minutes.

Pursuant to item B above, the Compliance SME will follow the procedures below for 1) identifying conflicts of interest 2) addressing whether a conflict of interest is material and 3) addressing a material conflict of interest.

CONFLICTS OF INTEREST DEFINED:

A conflict of interest is any situation that presents an incentive to act other than in the best interest of an AI Group Client.

A conflict of interest can arise when the firm engages in a transaction or arrangement that has effect of favoring or the potential to favor:

        1. the firm's or one of its affiliate's interests over a client's or investor's interest

        2. an associate's interest over a client's or investor's interest, or

        3. one client's interest over another client's interest.

PROCEDURES FOR IDENTIFYING CONFLICTS OF INTEREST

The Compliance SME may rely on the following to seek to identify conflicts of interest with respect to voting:

1. The obligations of members of Portfolio Management and the Investment Committee to bring conflicts of interest of which they are aware to the attention of the Compliance SME (e.g., whether a member of the above referenced owns the security in question or whether the AI Group is aware of a business relationship or potential business relationship with the issuer or the manager.).

2. The Compliance SME will consult with the personal trading Compliance Officer to determine whether any AI Group associate owns the security or interest in question.

3. Based on information provided to the Compliance SME pursuant to subsections 1-2 above, the Compliance SME, in consultation with such other AI Group personnel as he or she determines to be appropriate under the circumstances, shall determine whether AI Group is subject to a conflict of interest in voting a security.

4. If the Compliance SME determines that AI Group is subject to a conflict of interest in voting a security, he or she shall implement the procedures set forth below to assess whether such conflict of interest is material.

PROCEDURES FOR ASSESSING WHETHER A CONFLICT OF INTEREST IS MATERIAL

1. If the Compliance SME determines that AI Group is subject to a conflict of interest in voting a security, he or she shall, in consultation with such other AI Group personnel as he or she determines to be appropriate under the circumstances, determine whether such conflict is material. A conflict of interest will be considered material if it can reasonably be argued that AI Group, its affiliates or their personnel have an incentive to vote the proxy in a manner designed to benefit AI Group, its affiliates or their personnel rather than the affected AI Group Client (even if there is no ostensible detriment to the affected AI Group Client from voting the security in that manner). All materiality determinations will be based on an assessment of the particular facts and circumstances. The Compliance SME shall memorialize each such materiality determination in his or her files.

2. If the Compliance SME determines that AI Group is subject to a conflict of interest in voting a security but that such conflict is not material, the Compliance SME shall memorialize the finding that such conflict of interest is not material in his or her files.

3. If the Compliance Officer determines that AI Group is subject to a conflict of interest in voting a security and that such conflict is material, he or she shall implement the procedures set forth below to address such conflict.

PROCEDURES FOR ADDRESSING A MATERIAL CONFLICT OF INTEREST

1. If the Compliance SME determines that AI Group is subject to a conflict of interest in voting a security and that such conflict is material, he or she shall, in consultation with such other AI Group personnel as he or she determines to be appropriate under the circumstances, determine how to address such conflict.

2. In determining how to address a material conflict of interest, the Compliance SME may consider the following potential solution, as well as any other solutions he or she wishes to consider:

- Disclosing the conflict of interest to the investors in such AI Group Client or the Board of Managers of an RIC and obtaining their consent (in accordance with the governing documents of such Client) to voting the security in the manner recommended by AI

Group. Such disclosure must provide sufficient information regarding the conflict to enable a reasonable person to make an informed decision as to whether to consent to voting the proxy in the manner recommended by AI Group.

In cases where the AI Compliance SME determines that AI Group is subject to a conflict of interest in voting a proxy/consent and that such conflict is material, he or she shall not issue an instruction to vote such proxy without:
(1) first determining that such vote or recommendation is in the best interests of the affected AI Group Client; and (2) memorializing such determination in the Compliance SME's files.

SUPERVISION

Each Portfolio Management Director is responsible for implementing these procedures for his or her platform and the Investment Committee is responsible for overseeing the implementation of these procedures.

ESCALATION

The applicable AI Group Portfolio Management Directors must promptly report all unapproved exceptions to these procedures to the Investment Committee and the AI Group Compliance SME, who together will determine the remedial action to be taken, if any. The Compliance SME will report all material exceptions to the Chief Compliance Officer.

The Chief Compliance Officer will report any exception that is not resolved to his or her satisfaction, that cannot be resolved, or that otherwise suggests a material internal compliance controls issue, to IPG Senior Management.

MONITORING/OVERSIGHT

As needed, the Portfolio Management Directors review the above-named procedures with members of their team. Any relevant issues are discussed at team meetings or on an ad-hoc basis. As needed, but no less frequently then annually, Compliance will review these procedures to ensure their integrity. Evidence of the review will be kept via a Compliance Review Checklist.

RECORDKEEPING

Records should be retained for a period of not less than six years. Records should be retained in an appropriate office of AI Group for the first three years. Examples of the types of documents to be maintained as evidence of AI Group's compliance with these procedures may include:

        o   Portfolio Management Memorandum Describing Proxy Vote Request
        o   Compliance SME Files Pertaining to Proxy Voting
        o   Minutes of AI Group Investment Committee Meetings

        o   Compliance Review Checklist
        o   Proxy Voting Records
        o   Records Required for Form N-PX (Registered Clients Only)
        o   Other Documents as proscribed by Rule 204 (2)-17







THIS PROCEDURE WILL BE REVIEWED NO LESS FREQUENTLY THAN SEMI-ANNUALLY AND IS SCHEDULED TO BE REVIEWED ON MAY 30, 2007 OR PROMPTLY THEREAFTER.

                                     PART C

                                OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

1.       FINANCIAL STATEMENTS

         Part A. Financial Highlights - See the "Financial Highlights" section of the Prospectus.


         Part B. Financial Statements - The following financial statements of the Registrant for the year ended March 31, 2007 are incorporated by reference to the Registrant's Certified Shareholder Report filed on Form N-CSR with the Securities and Exchange Commission on June 7, 2007:


                  (i)   Report of Independent Registered Public Accounting Firm;

                  (ii)  Schedule of Investments;

                  (iii) Statement of Assets, Liabilities and Investors' Capital;

                  (iv)  Statement of Operations;

                  (v)   Statement of Changes in Investors' Capital;

                  (vi)  Statement of Cash Flows; and

                  (vii) Notes to Financial Statements.

2.       EXHIBITS

(a)      (i)      Certificate of Formation of Registrant - Incorporated by
                  reference to Exhibit 2(a)(i) to the Registrant's Registration
                  Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on November
                  6, 2002.

         (ii) Amended and Restated Limited Liability Company Agreement of Registrant - Incorporated by reference to Exhibit 2(a)(ii) to Pre-Effective Amendment No. 1 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-129807 and 811-21252) filed with the Securities and Exchange Commission on May 5, 2006.

(b)      Not applicable.

(c)      Not applicable.

(d) See Articles 2.4, 3.4, 3.6 and IV of the Registrant's Amended and Restated Limited Liability Company Agreement (see Exhibit 2(a)(ii)).

(e)      Not applicable.

(f)      Not applicable.

(g)      (i)      Investment Advisory Agreement between the Registrant and
                  Banc of America Capital Management, Inc. - Incorporated by reference to Exhibit 2(g) to Registrant's Registration
                  Statement on Form N-2 (File Nos. 333-126331 and 811-21252), filed with the Securities and Exchange Commission on July 1, 2005.

         (ii) Amendment to Investment Advisory Agreement between the Registrant and Banc of America Investment Advisors, Inc. - Incorporated by reference to Exhibit 2(g) (ii) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File Nos. 333-129807 and 811-21252) filed with the Securities and Exchange Commission on May 5, 2006.

(h)      (i)      Amended and Restated Distribution Agreement between the
                  Registrant and Columbia Management Distributors, Inc.
                  (formerly BACAP Distributors, LLC) - Incorporated by reference to Exhibit 2(h)(i) to Pre-Effective Amendment No. 1 to
                  Registrant's Registration Statement on Form N-2 (File Nos.
                  333-129807 and 811-21252) filed with the Securities and Exchange Commission on May 5, 2006.

         (ii) Selling Agreement between Columbia Management Distributors, Inc. (formerly BACAP Distributors, LLC) and Bank of America, N.A. - Incorporated by reference to Exhibit 2(h)(ii) to Post-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on June 24, 2004.

         (iii) Selling Agreement between Columbia Management Distributors, Inc. (formerly BACAP Distributors, LLC) and Banc of America Investment Services, Inc. - Incorporated by reference to
                  Exhibit 2(h)(iii) to Post-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on June 24, 2004.

(i)      Not applicable.

(j) Custody Agreement - Incorporated by reference to Exhibit 2(j) to Post-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on June 24, 2004.

(k)      (i)      Administration Agreement between the Registrant and BACAP
                  Distributors, LLC - Incorporated by reference to Exhibit
                  2(k)(i) to Post-Effective Amendment No. 2 of the Registrant's
                  Registration Statement on Form N-2 (File Nos. 333-101056 and
                  811-21252) filed with the Securities and Exchange Commission on June 24, 2004.

         (ii)     Sub-Administration Agreement - Incorporated by reference to
                  Exhibit 2(k)(ii) to Post-Effective Amendment No. 2 of the Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on June 24, 2004.




         (iii)    Form of Escrow Agreement - Incorporated by reference to
                  Exhibit 2(k)(iv) to Pre-Effective Amendment No. 2 of Registrant's Registration Statement on Form N-2 (File

                  Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 27, 2003.

         (iv) Assignment and Consent of Administration Agreement - Incorporated by reference to Exhibit 2(k)(vi) to Registrant's Registration Statement on Form N-2 (File Nos. 333-126331 and 811-21252), filed with the Securities and Exchange Commission on July 1, 2005.

         (v) Assignment and Consent to Assignment of Sub-Administration Agreement - Incorporated by reference to Exhibit 2(k)(vii) to Registrant's Registration Statement on Form N-2 (File Nos. 333-126331 and 811-21252), filed with the Securities and Exchange Commission on July 1, 2005.

         (vi) Amendment to Administration Agreement between the Registrant and Banc of America Investment Advisors, Inc., assignee of BACAP Distributors, LLC - Incorporated by reference to Exhibit 2(k)(viii) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File Nos. 333-129807 and 811-21252) and filed with the Securities and Exchange Commission on May 5, 2006.

         (vii) Regulatory Administration Services Agreement between the Registrant and PFPC Inc. - Incorporated by reference to
                  Exhibit 2(k)(ix) to Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252), filed with the Securities and Exchange Commission on June 19, 2006.

         (viii) Amendment No. 1 to Sub-Administration Agreement, effective as of May 23, 2007 - Filed herewith.

(l) Opinion and Consent of Counsel - Incorporated by reference to Exhibit 2(1) to Registrant's Registration Statement on Form N-2 (File Nos. 333-129807 and 811-21252) filed with the Securities and Exchange Commission on November 18, 2005.


(m)      Not applicable.

(n) Consent of Independent Registered Public Accounting Firm - Filed herewith.

(o)      Not applicable.

(p) Subscription Agreement for Initial Capital - Incorporated by reference to Exhibit 2(p) to Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form N-2 (File Nos. 333-101056 and 811-21252) filed with the Securities and Exchange Commission on March 11, 2003.

(q)      Not applicable.

(r)      (i)      Code of Ethics for the Registrant - Incorporated by reference to Exhibit 2(r)(i) to Pre-Effective Amendment No. 1 to
                  Registrant's Statement on Form N-2 (File Nos. 333-129807 and
                  811-21252) filed with the Securities and Exchange Commission on May 5, 2006.


         (ii)     Code of Ethics for Adviser and Distributor - Filed herewith.

(s)      Powers of Attorney - Filed herewith.


ITEM 26.  MARKETING ARRANGEMENTS

Not applicable.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL


         Reference is made to the most recent Form 10-K filed by Bank of America Corporation as filed with the Securities and Exchange Commission on February 28, 2007, for the fiscal year ended December 31, 2006.


ITEM 29.  NUMBER OF HOLDERS OF SECURITIES


         As of April 30, 2007, the number of record holders of each class of securities of Registrant, is shown below:

                           TITLE OF CLASS                NUMBER OF RECORDHOLDERS
                  Limited Liability Company Interests            262


ITEM 30.  INDEMNIFICATION

         Reference is made to the provisions of Section 2.8 of Registrant's limited liability company agreement filed as Exhibit 2(a)(ii) to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File Nos. 333-129807 and 811-21252) filed with the Securities and Exchange Commission on May 5, 2006.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to Managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

         To the knowledge of Registrant, none of the directors or executive officers of Banc of America Investment Advisors, Inc. (the "Adviser") nor the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature, except that the directors and officers of the Adviser also hold various positions with, and engage in business for, various subsidiaries of Bank of America Corporation, the parent company of the Adviser.

         The Adviser provides investment advisory services to Registrant. The Adviser is a wholly-owned subsidiary of Bank of America, N.A., which in turn is a wholly-owned subsidiary of Bank of America Corporation. Information with respect to each director and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File no. 801-26296). The principal business address of the Adviser is 100 Federal Street, Boston, Massachusetts, 02110.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

         The accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules thereunder are in the possession of the Adviser at its offices at 40 West 57th Street, New York, NY 10019 and 100 Federal Street, Boston MA 02110 or in the possession of Registrant's Sub-Administrator, SEI Global Funds Services, One Freedom Valley Drive, Oaks, PA 19456, or in the possession of PFPC, Inc., 760 Moore Road, King of Prussia, PA 19406.

ITEM 33.  MANAGEMENT SERVICES

         There are no management-related service contracts not discussed in Parts A or B of this Registration Statement.

ITEM 34.  UNDERTAKINGS

1.       Not applicable.

2.       Not applicable.

3.       Not applicable.

4.       (a) Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

             (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (2) to reflect in the prospectus any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (3) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         (b) Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each subsequent post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497 (b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

         (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

         (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

         (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.   Not applicable.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 12th day of June, 2007.

                                                      By: /s/ Daniel S. McNamara
                                                          ----------------------
                                                      Name: Daniel S. McNamara
                                                      Title: President


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                             TITLE                              DATE


                                                      TITLE                              DATE
/s/ Daniel S. McNamara                                President (principal executive     June 12, 2007
-----------------------                               officer)
Daniel S. McNamara

/s/ David Hohmann                                     Treasurer (principal financial     June 12, 2007
-------------------------------                       and accounting officer) and
David Hohmann                                         Senior Vice president

          *                                           Manager                            June 12, 2007
-------------------------------
Thomas W. Brock

          *                                           Manager                            June 12, 2007
-------------------------------
Alan Brott

          *                                           Manager                            June 12, 2007
-------------------------------
Thomas G. Yellin

*By /s/  Daniel S. McNamara
    -----------------------
         Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT                DESCRIPTION OF EXHIBIT


2(k)(viii)             Amendment No.1 to Sub-Administration Agreement


2(n)                   Consent of Independent Registered Public Accounting Firm


2(r)(ii)               Code of Ethics for Adviser and Distributor

2(s)                   Powers of Attorney